Filed Pursuant to

Rule 424(b)(1)

File No. 333-130116

4,500,000 American Depositary Shares

Representing 2,250,000 Common Shares

This is the initial public offering of American Depositary Shares, or ADSs, representing common shares of Pixelplus Co., Ltd. We are offering 4,500,000 ADSs. Each ADS will represent the right to receive one-half of a common share, par value (Won)500 per share, or common share.

Prior to this offering, there has been no public market for our ADSs or common shares. The ADSs have been approved for quotation on the Nasdaq National Market under the symbol “PXPL”.

Investing in our ADSs involves risks.

See “ Risk Factors” beginning on page 8.

	Per ADS		Total
Initial Public Offering Price	US$	8.00	US$	36,000,000
Underwriting Discounts and Commissions	US$	0.56	US$	2,520,000
Proceeds to Pixelplus, before Expenses	US$	7.44	US$	33,480,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The selling shareholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 675,000 ADSs, solely to cover any over-allotments. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

The underwriters expect to deliver the ADRs evidencing the ADSs on or about December 27, 2005.

Jefferies Broadview

WR Hambrecht + Co

The date of this Prospectus is December 20, 2005

Unless the context otherwise requires, references in this prospectus to:

•	“Korea” are to the Republic of Korea;

•	“Government” are to the government of Korea;

•	“China” or the “PRC” are to the People’s Republic of China;

•	“Taiwan” are to Taiwan, the Republic of China;

•	“U.S.” or the “United States” are to the United States of America;

•	“Pixelplus,” “we,” “us,” “our” or “our company” are to Pixelplus Co., Ltd. and its subsidiaries;

•	“Korean Won,” “Won” or “(Won)” are to the currency of Korea; and

•	“U.S. dollars,” “US$” or “$” are to the currency of the United States.

For your convenience, this prospectus contains translations of certain Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on September 30, 2005 which was (Won)1,042.4 to US$1.00. On December 20, 2005, the noon buying rate was (Won)1,014.8 to US$1.00. See “Exchange Rate Information.”

References to “2002,” “2003” and “2004” are, where appropriate, references to the years ended December 31, 2002, 2003 and 2004, respectively. References to the “first nine months of 2004” and “the first nine months of 2005” are, where appropriate, references to the nine months ended September 30, 2004 and 2005, respectively.

Discrepancies in tables between totals and sums of the amounts listed are due to rounding.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all the information you should consider before investing in our ADSs. You should read the entire prospectus carefully, including “Risk Factors,” beginning on page 8, and our consolidated financial statements and notes thereto, beginning on page F-1, before making an investment decision.

Overview

We design, develop and market high-performance, high-resolution and cost-effective complementary metal oxide semiconductor, or CMOS, image sensors for use primarily in mobile camera phones. Our image sensors are used to capture and convert images into digital signals for display or transmission. As a fabless semiconductor company, we are focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption, while outsourcing our manufacturing, testing and assembly requirements to independent companies.

Our product family consists of CMOS image sensors of various specifications, which are sold as stand-alone products or incorporated into camera modules. Our customers include some of the leading designers and manufacturers of mobile phones and camera modules, such as BYD Co., Ltd., China TechFaith Wireless Communication Technology Ltd., or China TechFaith, DART Express Incorporated, DK Semicon, Ningbo Bird Co., Ltd., Pantech Co., Ltd., ROHM Co., Ltd., Seiko Precision Inc. and Sharp Corporation, or Sharp. We generally market and sell our products through our domestic direct sales force and through a network of authorized international sales agents and distributors. During the first nine months of 2005, our top five customers accounted for 64.7% of our total revenues. During the same period, our customers in Asia accounted for 99.0% of our revenues, with 51.2% from China, 26.5% from Korea and 21.3% from other Asian countries, such as Japan and Taiwan. In addition to mobile phones, we provide CMOS image sensors for use in personal computer cameras, or PC cameras, and security and surveillance system applications. In the future, we intend to develop and market our products for integration into emerging applications requiring high-resolution image sensors, such as automobiles, biometrics, pattern recognition, medical devices and toys.

We first sold product samples in January 2002, and our revenues have increased from (Won)73 million in 2002 to (Won)17,806 million in 2003 and to (Won)35,796 million (US$34.3 million) in 2004. In the first nine months of 2005, we recognized revenues of (Won)30,418 million (US$29.2 million). We further recognized net income of (Won)804 million in 2003 and net losses of (Won)4,065 million (US$3.9 million) in 2004 and net income of (Won)1,257 million (US$1.2 million) in the first nine months of 2005, respectively. In 2004, we shipped approximately 10.8 million CMOS image sensors worldwide, of which 7.7 million CMOS image sensors were sold through DongbuAnam Semiconductor Inc., or DongbuAnam, to Sharp under our services arrangements with DongbuAnam, and during the first nine months of 2005, we shipped approximately 14.8 million CMOS image sensors and camera modules worldwide, of which 5.6 million CMOS image sensors were sold through DongbuAnam to Sharp.

According to a November 2005 report issued by IDC, a leading provider of research and analysis on the information technology industry, worldwide mobile camera phone shipments are expected to grow from 270.1 million units in 2004 to 372.6 million units in 2005 and 765.9 million units by 2009.

Our Strengths

We believe the following strengths set us apart from our competitors and allow us to offer cost-effective and superior-quality products and solutions to our customers:

•	Our Design and Engineering Expertise. We leverage our engineering team’s extensive experience with charge-coupled device, or CCD, image sensors, to develop our core technologies. We have developed a proprietary 3-transistor pixel structure, through which we have successfully reduced noise levels and improved the light sensitivity of our CMOS image sensors to achieve higher quality images.

•	Our Process Engineering Know-How. We use our process engineering know-how and CCD image sensor experience to modify standard CMOS process technologies to achieve manufacturing yields that we believe are higher than the yields achieved by our competitors using conventional pixel structures, thereby reducing our product costs.

•	Our Ability to Integrate Multiple Advanced Features. We apply our proprietary design technology to integrate multiple functions, such as auto focus, mechanical shutter and image processing, into a single chip-based image sensor. This allows our customers to build small, cost-effective and power-efficient consumer electronics and other end-products.

•	Our Close Relationships with Customers. Our close relationships with our customers provide us with valuable knowledge and industry insights into trends in the image sensor industry. We use this information to establish an early market position in products that feature enhanced design and functions for incorporation into new products and applications.

Our Strategy

Our objective is to be a leading global supplier of image sensor-related semiconductor products for a broad range of applications. In order to achieve our objective, we intend to pursue the following strategies:

•	Pursue Customer Diversification and International Expansion. We are implementing a customer development strategy across all levels of our organization with the objective of enhancing our brand image, strengthening our existing customer base and acquiring new customers. To execute our plan, we are creating a new marketing department, engaging additional sales agents with valuable local networks in the United States and Europe and realigning our sales organization.

•	Diversify Our Product Offerings for Use in New Applications. We are leveraging our core competency in CMOS image sensor technology and our strong market position in the mobile camera phone market to extend our product offerings to PC cameras and security and surveillance system applications. We believe that by providing high-quality and competitively-priced image sensors, we will continue to find new market opportunities in automobiles, biometrics, pattern recognition, medical devices, toys and digital still cameras.

•	Maintain Technological Competitiveness to Better Serve Our Customers. We believe the combination of our core technologies and our experience in device engineering, circuit engineering and process engineering are our key competitive advantages. Since maintaining our technological competitiveness will be critical to attracting and retaining customers, we plan to increase our investment in research and development to enhance and develop fundamental image sensing technologies and introduce new products in a timely manner.

•	Continue to Focus Our Design Efforts on Integrated Multi-Functional Chip Design. In line with the miniaturization and application convergence trends in the consumer electronics industry, we will continue to focus on developing cost-effective chips with integrated multiple functions, such as advanced digital signal processing and image signal processing, Joint Photographic Experts Group, or JPEG, image compression and motor controller capabilities, on a single chip.

•	Further Develop Cooperative Relationships. We are seeking to establish and expand cooperative relationships with other leading foundries to ensure steady access to wafer capacity, as well as to further improve manufacturing yield. We are in the process of partnering with leading mobile phone designers and developing cross-marketing and product development relationships with leading mobile communications companies to deliver superior solutions to our customers.

Challenges and Risks

Notwithstanding our competitive strengths and strategies, we expect to face significant challenges and risks in our business, including:

•	Our dependence on a few key customers in the mobile communications industry and our ability to acquire new customers.

•	Our ability to compete successfully with larger and more established and financially stable CMOS image sensor suppliers.

•	Our ability to develop new products with higher gross margins to offset continuing declines in the average sales prices of our existing products.

•	Our ability to forecast accurately customer demand and not suffer significant inventory write-downs.

•	Our dependence on a single third-party wafer foundry to manufacture all of our products.

•	Our dependence on the continued growth of the mobile camera phone market.

Prospective investors should carefully consider the risks described in “Risk Factors,” beginning on page 8, before making an investment decision.

Contact Information

Our principal executive offices are located at 5th Floor, Intellige I, KINS Tower, 25-1 Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do 463-811, Korea. Our telephone number in Korea is +82-31-600-5300. We maintain a website at http://www.pixelplus.com. Information contained in our website does not constitute a part of this prospectus.

Our agent for service of process is CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011. Its telephone number is +1-212-894-8400.

The Offering

ADSs offered by us	4,500,000 ADSs.

ADSs outstanding after this offering	4,500,000 ADSs. Unless otherwise noted, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options.

Common shares outstanding after this offering

6,055,333 common shares. The number of common shares that will be outstanding immediately after this offering reflects the conversion of all of our outstanding preferred shares into an aggregate of 1,201,333 common shares immediately prior to the completion of this offering, and excludes 1,177,591 common shares issuable upon exercise of outstanding options under our stock option plan as of September 30, 2005.

Offering price	US$8.00 per ADS.

Use of proceeds

We expect to use the net proceeds we receive from this offering, approximately US$30.2 million, for (i) repayments of certain outstanding debt, (ii) expansion of our sales, distribution and technical support network, (iii) capital expenditures, (iv) research and development, and (v) working capital and general corporate purposes. See “Use of Proceeds” for more information regarding our expected use of the net proceeds we receive from this offering.

Listing	We have been approved for the quotation of our ADSs on the Nasdaq National Market under the symbol “PXPL”.

Over-allotment option

The selling shareholders have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 675,000 ADSs, solely to cover any over-allotments. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

Trading market for common shares	Our common shares are not listed on any stock exchange or organized trading market, including Korea. Prior to this offering, there has been no public market for our common shares or ADSs.

The ADSs	Each ADS represents one-half of a common share, par value (Won)500 per share. Our ADSs will be evidenced by American Depositary Receipts, or ADRs.

•	The depositary will be the holder of the common shares underlying your ADSs, and you will have rights provided in the deposit agreement.

•	Although we do not expect to pay dividends in the foreseeable future, in the event we declare dividends on our common shares, the depositary will pay you the cash dividends and other distributions it receives on our common shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for the common shares underlying your ADSs. The depositary will charge you fees for exchanges.

•	We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended. You should carefully read the section in this prospectus entitled “Description of American Depositary Receipts” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	JPMorgan Chase Bank, N.A.

Voting rights	Subject to the provisions of the deposit agreement, you will be entitled to instruct the depositary on how to vote the common shares underlying your ADSs.

Dividends

We have not paid any dividend on our share capital since inception and any decision to pay dividends in the future will be subject to a number of commercial factors, such as the interests of our shareholders, our cash requirements for future capital expenditures and investments, as well as relevant industry and market practice. We have no intention to pay dividends in the near future.

Lock-up

We, the selling shareholders and certain of our shareholders, collectively holding in the aggregate approximately 93% of our outstanding common shares, assuming the conversion of all outstanding preferred shares, and all of our option holders holding options exercisable during the 180 days following the date of this prospectus have agreed with the underwriters that, without the prior written consent of Jefferies & Company, Inc., subject to certain exceptions, neither we, the selling shareholders nor any such shareholder or option holder will, for a period of at least 180 days following the date of this prospectus, offer, sell, or contract to sell, directly or indirectly, or otherwise dispose of, any of our ADSs, our common shares or any economic interests therein. See “Underwriting.”

Risk factors	For a discussion of certain factors that should be considered in evaluating an investment in our ADSs, see “Risk Factors,” beginning on page 8 of this prospectus.

Summary Consolidated Financial Information

and Other Data

The following table contains our summary consolidated financial information and other data. The financial information has been derived from our audited and unaudited financial statements as of and for the periods indicated below. You should read this information together with our consolidated financial statements and related notes thereto, “Selected Financial Information and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Years Ended December 31,							For the Nine Months Ended September 30,
	2002		2003		2004		2004(1)	2004		2005		2005(1)
							(unaudited)	(unaudited)		(unaudited)		(unaudited)
	(in millions of Korean Won and thousands of US$, except share and per share data)
Statement of Operations Data:
Revenues:
Products	(Won)	73	(Won)	17,806	(Won)	31,356	$30,081	(Won)	22,204	(Won)	28,124	$26,980
Services		–		–		4,440	4,260		3,183		2,294	2,201

Total revenues		73		17,806		35,796	34,341		25,387		30,418	29,181

Cost of revenues:
Products		296		14,562		31,457	30,178		23,713		22,585	21,666
Services		–		–		831	797		577		386	371

Total cost of revenues		296		14,562		32,288	30,975		24,290		22,971	22,037

Gross profit (loss)		(223)		3,244		3,508	3,366		1,097		7,447	7,144
Operating expenses:
Selling, general and administrative		310		1,136		3,966	3,804		3,057		3,550	3,405
Research and development, net of government grants		666		1,335		3,211	3,080		2,064		2,498	2,396

Total operating expenses		976		2,471		7,177	6,884		5,121		6,048	5,801

Income (loss) from operations		(1,199)		773		(3,669)	(3,518)		(4,024)		1,399	1,343
Other income (expense):
Interest income (expense), net		(49)		1		(230)	(221)		(120)		(389)	(373)
Foreign exchange gain, net		–		138		337	323		209		63	60
Others, net		(23)		(2)		3	4		5		(9)	(9)

Total other income (expense)		(72)		137		110	106		94		(335)	(322)

Income (loss) before income taxes and loss from equity method investments		(1,271)		910		(3,559)	(3,412)		(3,930)		1,064	1,021
Income tax expenses		–		106		234	225		259		–	–

Income (loss) before loss from equity method investments		(1,271)		804		(3,793)	(3,637)		(4,189)		1,064	1,021
Gain (loss) from equity method investments, net		–		–		(272)	(261)		(189)		(218)	(209)
Dilution gain from equity method investments		–		–		–	–		–		411	394

Net income (loss)	(Won)	(1,271)	(Won)	804	(Won)	(4,065)	$(3,898)	(Won)	(4,378)	(Won)	1,257	$1,206

Accretion of preferred shares		–		(1,149)		(1,569)	(1,505)		(1,270)		(1,495)	(1,435)

Net loss attributable to common shareholders		(1,271)		(345)		(5,634)	(5,403)		(5,648)		(238)	(229)

Loss per share—basic and diluted		(488)		(283)		(2,353)	(2.26)		(2,310)		(233)	(0.22)

Weighted average number of shares— basic and diluted		2,604,000		2,604,000		2,604,000	2,604,000		2,604,000		2,604,000	2,604,000

Cash Flow Data:
Net cash used in operating activities	(Won)	(766)	(Won)	(4,568)	(Won)	(5,364)	$(5,148)	(Won)	(4,477)	(Won)	(1,196)	$(1,147)
Depreciation and amortization		88		146		308	295		220		310	297
Net cash provided by (used in) investing activities		100		(858)		(1,499)	(1,438)		(1,203)		(1,244)	(1,194)
Net cash provided by financing activities		114		5,649		7,718	7,404		6,027		1,987	1,906

	As of December 31,					As of September 30, 2005
	2003		2004		2004(1)	Actual		Actual(1)	As Adjusted(2)
					(unaudited)	(unaudited)		(unaudited)	(unaudited)
	(in millions of Korean Won and thousands of US$, except share and per share data)
Balance Sheet Data:
Cash and cash equivalents	(Won)	286	(Won)	1,194	$1,145	(Won)	715	$686	(Won)	715
Accounts receivable, net		5,695		5,446	5,225		14,070	13,498		14,070
Inventories, net		6,374		6,818	6,541		3,843	3,687		3,843
Total assets		15,299		17,666	16,948		26,205	25,139		26,205
Long-term borrowings		1,217		1,259	1,208		730	700		730
Total liabilities		10,410		17,156	16,458		23,931	22,957		23,931
Series A convertible redeemable preferred shares		5,975		6,776	6,500		8,233	7,899		–
Shareholders’ deficit(3)		(1,086)		(6,266)	(6,010)		(5,959)	(5,717)		2,274

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in millions of image sensor units)
Operating Data:
Units sold
Products	–	1.4	3.1	2.1	9.2
Services(4)	–	–	7.7	5.1	5.6

Total	–	1.4	10.8	7.2	14.8

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,042.4 to US$1.00, the noon buying rate in effect on September 30, 2005 as quoted by the Federal Reserve Bank of New York.

(2)	Amounts are presented as adjusted for the automatic conversion of our 1,441,600 shares of Series A preferred shares into 1,201,333 common shares immediately prior to the completion of this offering, but excludes 1,177,591 common shares underlying options granted under our stock option plan and outstanding as of September 30, 2005 at a weighted average exercise price of (Won)1,867, or US$1.79, per common share.

(3)	Shareholders’ deficit does not include our Series A convertible redeemable preferred shares.

(4)	Equals the total number of image sensors sold by DongbuAnam to Sharp under our services arrangements with DongbuAnam, for each relevant period.

RISK FACTORS

You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to purchase our ADSs. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also harm our business. If any of the material risks or uncertainties we face were to occur, our business, financial condition and results of operations could be materially and adversely affected and as a result, the trading price of our ADSs could decline, and you may lose all or a part of your investment.

Risks Related to Our Business

We depend on a few key customers to generate a majority of our revenues, and if any key customer was to discontinue, reduce or cancel its purchases of our products, or become insolvent or declare bankruptcy, our revenues could be significantly reduced.

A significant portion of our revenues is currently derived from a relatively small number of customers. Our top five customers accounted for approximately 97%, 79% and 65% of our revenues in 2003, 2004 and the first nine months of 2005, respectively. In addition, our business with Sharp through our services arrangement with DongbuAnam accounted for 71.3% of our total CMOS image sensor unit volume and 12.4% of our total revenues for 2004. See “Business—Services.” In the event one or more of our top customers were to delay or cancel their production of products incorporating our CMOS image sensors or reduce or discontinue their dealings with us, we could suffer a significant decline in revenues. See “Business—Customers.”

In addition, our customers conduct business in highly competitive and rapidly changing industries, such as mobile communications and consumer electronics. If any of our customers was to become insolvent or declare bankruptcy, we could be forced to write off related accounts receivables which were booked as revenues. For example, two of our top ten customers in 2004 based on revenues, Maxon Telecom Co., Ltd., or Maxon, and Telson Electronics Co., Ltd., or Telson, experienced financial difficulties in the second quarter of 2004 and are undergoing reorganization and bankruptcy, respectively. The total current receivable amounts outstanding from Maxon is approximately (Won)1,250 million. We cannot guarantee when or if we will recover any of such outstanding amounts. In addition, we have written off the entire amount of receivables payable to us from Telson, which totaled (Won)191 million. See “Business—Legal Proceedings” for additional information about our claims against Maxon and Telson.

Intense competition from larger and more established CMOS image sensor manufacturers could reduce our market share, our revenues and our profits.

The CMOS image sensor market is very competitive and is characterized by rapid technological changes, evolving standards, short product life cycles and decreasing prices. As a result, we are not able to assess our exact competitive position relative to our main competitors. We face competition from well-established companies, such as MagnaChip Semiconductor, Ltd., or MagnaChip, Micron Technology Inc., or Micron, OmniVision Technologies, Inc., or OmniVision, STMicroelectronics N.V. and Toshiba Corporation, that sell highly integrated single chip CMOS image sensors, as well as from other competitors. We expect competition in the CMOS image sensor market to continue to increase. For our higher-end image sensors, such as our planned 3.2 megapixel product, we also expect to compete with CCD image sensor manufacturers, such as Sony Corporation.

In addition, Samsung Electronics Co., Ltd., or Samsung Electronics, one of the world’s leading mobile phone manufacturers and an affiliate of our customer, Samsung Electro-Mechanics Co., Ltd., or Samsung Electro-Mechanics, which has accounted for 40% and 25% of our total revenues in 2003 and 2004, respectively, has a long history of working with CCD and has recently commenced the production of CMOS image sensors for mobile phones. Samsung Electronics’ successful entry into the CMOS image sensor market will increase competition in the markets we target.

Compared to us, many of our competitors have longer operating histories, greater presence in key markets, stronger name recognition, more established access to a large customer base and significantly greater financial, sales, marketing, manufacturing, distribution and technical resources. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and customer requirements, devote greater resources to the promotion and sale of their products, or price their products more aggressively and competitively, than us.

We cannot assure you that we will be able to compete successfully against current or potential competitors, or that competition will not seriously harm our business by reducing our market share, our revenues and our profits. See “Business—Competition” for additional information about our competitors and competition in our market.

Continuing declines in our average sales prices may result in declines in our gross margins and profits.

The CMOS image sensor market is characterized by intense price competition. As a result, we have experienced market driven pricing pressures and a decline in average sales prices for our products, which we expect will continue in the future. For example, from the first nine months of 2004 to the first nine months of 2005, the average sales price for our video graphic array, or VGA, image sensors, our top selling product for those periods, declined by approximately 65.7%. Our competitors, such as Micron and Samsung Electronics, have significantly greater financial resources to withstand pricing pressures and declining margins. If we are unable to offset declining average sales prices by achieving manufacturing cost efficiencies, developing new products incorporating more advanced technology or adding new features, our gross margins and profits will decline.

If we cannot develop and introduce new CMOS image sensors, we may not generate sufficient revenues to offset our initial product design, development, production and marketing costs, and our gross margins and profitability will decline.

The development of new CMOS image sensors is highly complex, and we have experienced delays in completing the development and introduction of new products in the past. As our products integrate new and more advanced functions, they become more complex and increasingly difficult to design. Our future ability to develop and introduce new products depends on a number of factors, including:

•	our accurate prediction of market requirements and evolving standards, including pixel resolution, pixel size, power requirements, optical size and other special features;

•	our timely completion and introduction of new product designs;

•	our successful partnerships with foundries to achieve timely and high manufacturing yields; and

•	market acceptance of our new products and consumer acceptance of our customers’ end-products which incorporate our CMOS image sensors.

If we cannot successfully develop and introduce new CMOS image sensors, we may not be able to generate sufficient revenues to offset our costs, and our gross margins and profitability will decline.

We may not accurately forecast customer demand and the number of wafers we need, and therefore we may not be able to react to fluctuations in demand for our products, which could result in unsold inventory, lower revenues and declines in our gross margins.

We forecast customer demand based on a number of factors, including customer data, market intelligence and historical data. However, accurate forecasting is a difficult process because actual customer demand often varies from customer data and projections, unexpected events occur, market intelligence can be wrong and historical data may not be reliable due to the relatively short history of the CMOS image sensor industry. It is critical that we accurately forecast customer demand and the number of wafers we need because if customer demand falls below our forecasts, we may be required to retain excess wafer inventories, which could increase our operating expenses and reduce our gross margins. For example, in 2004, two of our top customers unexpectedly faced financial difficulties and canceled orders after our products had been made.

In addition, rapid market driven declines in the value of image sensors may result in inventory write-downs, if the estimated realizable value for our goods in inventory is determined to be below our cost and the number of units on hand is determined to exceed the number of units that we had forecasted to sell over a certain period of time. As a result of unsold lower grade image sensors, canceled orders from financially-troubled customers, unsold image sensors manufactured in anticipation of future orders and a rapid decline in the value of our goods in inventory, we recognized a loss on valuation of inventory of (Won)2,009 million and (Won)7,349 million (US$7.1 million) in 2003 and 2004, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Principal Factors Affecting Our Results of Operations and Financial Condition—Inventory Loss” for additional information about our cost of revenues and loss on valuation of inventory. If we are unable to more accurately forecast product demand, we face a higher risk of excess inventory and product obsolescence, which could increase our cost of revenue and reduce our gross margins. We also may not meet customers’ demands in a timely manner.

Because we depend on a single wafer foundry to manufacture all of our products, we have less control over the wafer manufacturing process and the allocation of manufacturing capacity. If our current wafer foundry experiences any disruption, we may not be able to find a replacement foundry. This dependence may limit our ability to respond promptly to increased customer demands, which could result in unforeseen manufacturing and operations delays and costs, harm our relationships with our key customers and lower our future revenues.

We do not own or operate a semiconductor fabrication facility. Currently, we rely on DongbuAnam, located in Korea, to produce all of our integrated circuit wafers. Although we have recently entered into a second manufacturing outsource agreement with United Microelectronics Corporation, or UMC, we expect our reliance on DongbuAnam to continue until the second half of 2006. We are still at a testing phase with UMC and expect to commence the actual manufacturing of our products at the time we release our 0.13 µm process technology based CMOS image sensors, currently scheduled to be in the second half of 2006. Our current reliance on DongbuAnam involves a number of significant risks, including:

•	the sudden loss of all manufacturing services;

•	the lack of guaranteed production capacity or product supply;

•	reduced control over delivery schedules, quality assurance, manufacturing yields and production costs; and

•	unavailability of, or delayed access to, next generation or key process technologies.

We do not have a long-term supply agreement with DongbuAnam. Instead, we secure manufacturing capacity on a rolling six-month forecast and purchase order basis. DongbuAnam has no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order based on our rolling six-month forecast. Our requirements represent a small portion of DongbuAnam’s total manufacturing capacity, and it may reallocate capacity to more preferred customers during periods of high demand.

If our independent foundries are unable or unwilling, for any reason, to continue to manufacture our wafers in the required volumes, at acceptable quality, yields and costs and in a timely manner, our business will be adversely affected. As a result, we would have to identify and qualify one or more substitute foundries, a time consuming and complex process that could result in unforeseen manufacturing and operations delays and costs. In addition, if competition for foundry capacity increases, we may be required to incur additional production costs to secure access to alternative manufacturing services, which may result in reduced manufacturing yields and quality. If we fail to meet our wafer supply requirements in the future, our ability to win large customer orders and respond promptly to any increase in demand could be adversely affected, which could harm our relationships with our key customers and lower our future revenues.

Problems with wafer manufacturing yields or back-end processing yields could increase our product costs and lower our gross margins.

If our independent wafer foundries cannot achieve the high yields we expect, our per unit costs will increase and our product availability will decrease. Wafer yields are a function both of our design technology and the particular foundry’s manufacturing process technology. Low yields may result from design errors or manufacturing failures. Unlike many other semiconductor products, optical products can be effectively tested only at the end of the manufacturing process. Accordingly, we perform a final test of our products only after they are assembled. As a result, yield problems may not be identified until our products are well into the production process. For example, we experienced lower yields during a period from the fourth quarter of 2004 to the first quarter of 2005 due to hardware upgrades at DongbuAnam. The risks associated with low yields are exacerbated because we rely on a single independent wafer foundry and have only recently engaged an alternative foundry. In addition to wafer manufacturing yields, our products are subject to yield loss in subsequent manufacturing steps, often referred to as back-end processing, such as dicing, cutting the wafer into individual devices, or die, and packaging. Any of these potential problems with wafer manufacturing or back-end processing yields could increase our unit costs and lower our gross margins.

If the mobile camera phone market fails to grow and develop as we anticipate, our future revenues and profits could decline.

We derived approximately 97.0% of our revenues from the mobile camera phone market in each of 2004 and the first nine months of 2005. Our current business model and our future success depend in large part on the continued growth of the mobile camera phone market. If the mobile camera phone market does not grow as anticipated, or if demand for our image sensors in this market decreases, our future revenues and profits could decline.

We have a limited number of patents and pending patent applications compared to our competitors, and we may be unable to protect adequately our existing intellectual property, which could have an adverse effect on our competitive position, and adversely impact our ability to generate revenues and profits.

Compared to our well-established competitors, we have a relatively limited number of patents and pending patent applications. We cannot assure you that our limited number of patents, combined with trade secret laws, nondisclosure agreements and other protective methods, will be effective in protecting our proprietary technologies.

We currently have six patents issued in Korea and four patents issued outside of Korea, and 12 patent applications pending in Korea and three patent applications pending in China and Japan. We cannot assure you that any patent application will be successful or, if a patent is issued, that it will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop similar technology independently or design around our patents. To minimize this risk, we may need to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement, and we may lose our competitive advantage before we detect any such infringement, which could adversely impact our ability to generate revenues and profits.

Furthermore, our limited number of patents and pending patent applications may limit our ability to compete effectively against our competitors with larger patent portfolios or defend against any patent infringement claims brought by those competitors. Our competitors may have developed or may develop technologies that are protected by patents, thereby making those technologies unavailable to us or available only under unfavorable terms and conditions.

We may not be able to effectively enforce our intellectual property rights.

Although our products are generally protected through patents and other forms of intellectual property rights protection, our ability to enforce those rights may vary substantially in both degree and quality among the various jurisdictions in which we operate. As a result, our efforts to protect our intellectual property may not be adequate, and we may be unable to enforce our rights in a timely manner. See “—Risks Related to Specific Countries—The uncertain legal environment in China could adversely affect our ability to provide our products and generate revenues in China.”

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the CMOS image sensor industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could have an adverse effect on our competitive position, which could adversely impact our ability to generate revenues and profits.

We rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation in our business. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship, and all confidential information developed or made known to the individual during the term of the relationship, is our exclusive property. We also enter into confidentiality agreements with each of our independent contractors to ensure that all of our confidential or proprietary information made known to the contractor during the term of the relationship is protected and not disclosed or used without our authorization. However, we cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Further, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the CMOS image sensor industry. In addition, effective trade secret protection may not be available or may be limited in certain foreign countries where we conduct our business, such as in China, which could further adversely affect our competitive position in those countries. See “—Risks Related to Specific Countries—The uncertain legal environment in China could adversely affect our ability to provide our products and generate revenues in China.”

We could become subject to litigation regarding intellectual property infringement, which could divert management attention, be costly and time-consuming to defend and prevent us from using the challenged technology and selling some or all of our products.

Although we take, and will continue to take, steps to ensure that our new products do not infringe upon third party intellectual property rights, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging infringement of third party rights may be brought against us.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. On June 10, 2005, we received a letter from MagnaChip asserting that one of our CMOS image sensors infringes two of its Korean patents. On July 29, 2005, we sent a response letter to MagnaChip requesting further elaboration of the claims mentioned in its original letter and a specific identification of the areas of alleged infringement. On August 8, 2005, MagnaChip sent a follow-up letter to us continuing to assert the patent infringement claims, along with alleged technical support material for its claims. On November 14, 2005, we initiated cancellation proceedings in the Korean Intellectual Property Office, or KIPO, to invalidate both of the subject patents of MagnaChip. In response, MagnaChip may pursue litigation against us in a civil court with respect to these claims, in addition to defending its patents at KIPO. Although we believe that these claims are invalid and our cancellation proceedings will be successful, if MagnaChip’s patents are found to be valid and we are held to have infringed those patents, all of our products and our core technology could be held to be infringing MagnaChip’s patents. In such an event, we may be required to pay substantial damages, develop alternative non-infringing intellectual property, or enter into intellectual license agreements with MagnaChip which may not be available on acceptable terms or at all. If such intellectual property were to become unavailable, our business could be materially and adversely affected. Protracted litigation could also cause our customers, or potential customers to defer or limit the purchase of our products until the resolution of such litigation. In addition, MagnaChip may seek to obtain an injunction to prevent us from selling our products or using technology that employs the allegedly infringing intellectual property.

In addition, other companies may pursue litigation against us with respect to other claims in the future. An adverse result in any litigation regarding patent and other intellectual property rights may cause us to incur significant expenses, subject us to liability for damages, including treble damages if we are held to have willfully infringed, and invalidate our proprietary rights. These lawsuits, regardless of their outcome, would likely be expensive to resolve and could divert management’s time and attention.

We may in the future initiate claims or litigation against third parties for infringement of our intellectual property rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could also result in significant expense and the diversion of the attention of our management and technical personnel.

We have incurred significant losses since our inception, and our failure to achieve profitability in the future could cause the market price of our ADSs to decline.

We incurred a net loss of approximately (Won)4,065 million (US$3.9 million) in 2004. In the future, we expect our research and development expenses to increase as we develop new products. In addition, we expect our selling, general and administrative expenses to increase as we hire additional personnel and open new sales and representative offices outside Korea. If our costs and expenses exceed our revenues, we may continue to incur net losses and may not achieve profitability in the future. Our failure to achieve profitability or delayed profitability could cause the market price of our ADSs to decline.

Our business depends on the growth of emerging applications for CMOS technology, and any delay in the growth of emerging applications could adversely affect our ability to increase our revenues and earnings.

Our business strategy depends on the growth of various markets in which our CMOS image sensors are used. The following factors may delay the emergence of new markets for our products, any of which could impact our ability to grow or sustain our future revenues and earnings:

•	the failure of the emergence of a universal platform for imaging solutions for various consumer and industrial emerging applications relating to automobiles, biometrics, pattern recognition, medical devices, security and surveillance systems and toys;

•	the failure to develop user friendly and affordable new products using CMOS image sensors or the lack of market acceptance of such new products; and

•	the development of alternative technology, such as the hybrid image sensor technology combining CMOS and CCD technologies, and improvements in or price reductions for CCD image sensors.

Fluctuations in our quarterly operating results make it difficult to predict our future performance and may result in volatility in the market price of our ADSs.

Our quarterly operating results have varied significantly from quarter to quarter in the past and are likely to vary significantly in the future based on a number of factors related to how we manage our business and other industry-related factors. These factors, many of which are more fully discussed in other risk factors, include:

•	our ability to introduce, market and sell new products;

•	our ability to realize acceptable margins from product sales;

•	the ability of our third party foundries to achieve and maintain high manufacturing yields, especially for new products;

•	the ability of our contractors to provide manufacturing, testing, packaging and assembly services at competitive rates;

•	the growth rate of the mobile camera phone market and emergence of other applications for our CMOS image sensors;

•	the timing and amount of orders from our customers, including order delays in anticipation of new products or enhancements by us or our competitors;

•	our ability to accurately forecast demand for our products;

•	our gain or loss of a large customer and a design win or loss from a potential large customer;

•	quarterly fluctuation in the demand for mobile phone production; and

•	the announcement and introduction of competing products and technologies.

In addition, our introduction of new products and changes in our product mix may continue to affect our gross margins and quarterly operating results.

These factors are difficult to forecast and could cause our quarterly operating results to fluctuate which could in turn adversely affect the price of our ADSs in a manner unrelated to our long term operating performance. Due to the potential volatility of our ADS price, you should not rely on the results of any one quarter as an indication of our future performance. It is likely that our quarterly operating results will at times fall below the expectations of security analysts and investors. In such event, our ADS price will likely decrease. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results.”

Failure to manage our growth effectively could adversely affect our ability to increase our revenues and improve our earnings.

We are experiencing a period of significant growth that will continue to place a great strain on our management and other resources. We have grown from 6 employees in April 2000 to 86 employees worldwide as of September 30, 2005. We have only recently hired our chief technology officer and our chief financial officer and we expect to grow by another 43 employees by the first quarter of 2006. To manage our growth effectively, we must, among other things:

•	implement and improve operational, financial and internal control systems;

•	implement employee training programs and facilitate integration;

•	attract and retain qualified personnel with relevant experience; and

•	expand our sales and marketing, research and development and administrative support personnel.

We must also manage a growing number of relationships with customers, business partners, international and domestic sales agents and other third parties such as wafer foundries and testing, packaging and assembly vendors. Our growth may significantly overburden our management and financial systems and other resources. We also cannot assure you that we have made adequate allowances for the costs and risks associated with our expansion. If our systems, procedures or controls are not adequate to support our operations and we are not able to expand quickly enough to capitalize on potential market opportunities, our future growth could be adversely affected and our future revenues will be reduced.

Unforeseen operational delays by our third party contractors in testing, packaging, and assembling our products can impact our ability to fulfill customer orders in time and ultimately harm our relationship with our customers and lower our revenues.

We depend on independent contractors for testing and packaging of our CMOS image sensors and for assembly of our camera modules. We do not receive service or capacity guarantees from our third-party contractors. Instead, we obtain services from them on a purchase order basis. Our reliance on these third-party contractors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or could increase our manufacturing, testing or packaging costs. If these contractors are unable or unwilling to continue to provide testing and packaging services or fail to deliver products of acceptable quality at an acceptable cost and in a timely manner, our business would be seriously harmed. We would have to identify and qualify substitute contractors, which could be costly, time consuming and difficult, particularly given the limited number of alternative contractors providing the services we need. Any such unforeseen operational delays could impact our ability to fulfill customer orders in time and ultimately harm our relationship with our customers and lower our revenues.

If we do not succeed in hiring and retaining candidates with appropriate qualifications, our product development efforts and sales and marketing strategies could be delayed, which could reduce our future revenues and profitability.

Our success depends to a significant extent upon the continued contributions of our key management, technical and sales personnel, many of whom would be difficult to replace. The loss of one or more of these employees could seriously harm our business. We have no agreements that obligate our employees to continue working for us. Our success also depends on our ability to identify, attract and retain qualified technical personnel, particularly analog or mixed signal design engineers, as well as sales, marketing, finance and management personnel. In particular, as CMOS image sensors have been recently commercialized, there are a limited number of engineering experts in this sector. Intense competition for qualified personnel has made retaining our key personnel and recruiting new qualified personnel a challenge and may result in increased compensation costs. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our product development efforts and sales and marketing strategies could be negatively affected, which could reduce our future revenues and profitability.

As a growing percentage of our products are manufactured and sold outside of Korea, we will face foreign business, political and economic risks that could result in inefficiencies and increased costs, as well as lower revenues and reduced profitability.

Exports accounted for approximately 30.5% and 83.9% of our revenues in 2004 and the first nine months of 2005, respectively. We anticipate that exports will continue to account for a substantial portion of our revenues in the future. As we expand our overseas operations, we may further increase our reliance on third-party contractors for manufacturing, testing, packaging and assembly of our products, a significant portion of which may be conducted outside of Korea. In addition, our customers are located in China, Japan, Taiwan, Europe and the United States. Accordingly, we will be subject to increased foreign risks, including risks related to:

•	staffing and managing foreign operations;

•	monitoring compliance with local laws;

•	managing third party foundries and contractors;

•	managing sales agents and distributors; and

•	collecting accounts receivables from foreign customers.

Any of these factors could result in inefficiencies and increased costs of conducting business outside of Korea and reduce our revenues and profitability.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Approximately 97.0% of our revenues in the first nine months of 2005 were denominated in U.S. dollars and approximately 93.2% of our selling, general and administrative expenses and 44.8% of our cost of revenues in the first nine months of 2005 were denominated in Korean Won. As a result, decreases in the value of the U.S. dollar against the Korean Won will decrease our revenues and increase the costs of making and selling our products, leading to a reduction in operating margin and profitability.

To date, we have not engaged in any foreign currency hedging activities to reduce our exposure to exchange rate fluctuations. We may enter into hedging transactions in the future to mitigate our exposure to foreign currency exchange risks, but we may not be able to do so in a timely or cost-effective manner or at all.

We and our auditors have identified certain material weaknesses in our internal controls, and if we fail to create an effective system of internal controls, we may be unable to report accurate financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We are a private company incorporated in Korea and we have been subject only to minimum corporate governance and reporting standards applicable to unlisted companies in Korea.

In connection with the preparation of our financial statements under U.S. GAAP, we have discovered material weaknesses of our internal controls and financial reporting. For example, our expertise in U.S. GAAP reporting is limited, and we have not yet implemented an enterprise accounting system. As a result, in connection with the preparation of our financial statements under U.S. GAAP, we have used external consultants to assist us in the preparation of our financial statements, and we have had to rely on manual procedures in preparing our financial statements.

In connection with their audit of our financial statements prepared under U.S. GAAP, our independent registered public accountants identified certain material weaknesses, as defined under standards of the Public Company Accounting Oversight Board (United States), in our finance team’s ability to support the financial reporting requirements of a U.S. registrant. As a result of, among other things, the significant growth in our business, our lack of a computerized accounting system for tracing inventory, and our lack of qualified accounting personnel, our independent accountants have specifically identified the following material weaknesses:

•	our reliance on external resources for preparation of U.S. GAAP financial statements and bookkeeping support;

•	our ability to prepare timely consolidated financial statements under U.S. GAAP;

•	our reliance on spreadsheet programs, which are generally more prone to errors due to the absence of effective controls over the access and use of spreadsheets, to perform consolidation and prepare Korean GAAP and U.S. GAAP financial statements; and

•	our lack of regular timely reporting from our manufacturing, testing and assembly contractors.

Although our management is currently executing a range of actions to address the weaknesses identified by us and our auditors in our internal controls and financial statement reporting procedures, including hiring personnel with U.S. GAAP experience and implementing an enterprise system to support U.S. GAAP reporting, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. As a U.S. reporting company, we will be subject to the reporting and other obligations under U.S. federal securities laws, including the Sarbanes-Oxley Act of 2002, and we will be subject to more stringent obligations than those applicable to unlisted companies in Korea. If we fail to create an effective system of internal controls, we may be unable to report accurate financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We may be considered a passive foreign investment company, which could lead to additional taxes for U.S. holders of our ADSs.

Special U.S. federal income tax rules apply to U.S. holders of shares of a non-U.S. corporation that is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. The determination of our PFIC status principally depends upon the composition of our assets, including goodwill, and the amount and nature of our income, from time to time. The amount of goodwill will depend in part on the market value of our ADSs or common shares, which may be especially volatile for a technology-related enterprise such as ours. We have limited control over these variables. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we are treated as a PFIC during any year of a U.S. holder’s holding period with respect to our ADSs or common shares, the U.S. holder will generally be required to treat certain excess distributions and any gain on the sale or other disposition of our ADSs or common shares as ordinary income and an interest charge may also apply, unless the U.S. holder makes a mark-to-market election. For a more detailed description of the U.S. federal income tax consequences of the ownership of our ADSs and common shares, please see “Taxation—U.S. Federal Income Tax Considerations.”

We may be required to take significant actions that are contrary to our business objectives in order to avoid being deemed an investment company as defined under the Investment Company Act of 1940, as amended.

Generally, the Investment Company Act of 1940, as amended, or the Investment Company Act, provides that a company is not an investment company and is not required to register under the Investment Company Act as an investment company if:

•	the company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities, and

•	40% or less of the fair market value of the company’s total assets is represented by investment securities.

We are primarily engaged, directly and through our subsidiaries, in the business of designing, developing and marketing CMOS image sensors and camera modules, and believe that currently less than 40% of the fair market value of our total assets is represented by investment securities. Consequently, we believe that we are not an investment company as that term is defined under the Investment Company Act. However, in the future, we may be required to take actions to avoid the requirement to register as an investment company, such as shifting a significant portion of our long- and short-term investment portfolio into low-yielding bank deposits or other short-term securities which are not considered to be investment securities due to their liquidity and certain other characteristics. These types of investments may reduce the amount of interest or other income that we could otherwise generate from investment activities. We may need to acquire additional income or loss generating assets that we might not otherwise have acquired or forego opportunities to acquire minority interests in companies that could be important to our strategy. In addition, we hold minority equity interests in Pixelplus Technology Inc., or PTI, and Tesna Co., Ltd., or Tesna, which are companies that we do not control. If the value of these investment securities increases in the future, we may need to dispose some or all of these investment securities to avoid being deemed an investment company.

Regulations adopted under the Investment Company Act also impose limitations on the activities of investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters, any of which would be incompatible with our operations as currently conducted. If we were to be deemed an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. We could also be subject to administrative or legal proceedings and, among other things, contracts to which we are a party might be rendered unenforceable or subject to rescission.

Risks Related to Our Regulatory Environment

Restrictions on currency exchange in certain of the jurisdictions in which our products are distributed may limit our ability to receive and remit revenues effectively, which would adversely affect our financial condition and liquidity.

The governments in certain jurisdictions in which our products are distributed, including China and Taiwan, impose controls on the convertibility of the local currency into foreign currencies and, in some cases, the external remittance of currency. Under current foreign exchange transaction regulations, shortages in the availability of foreign currency may restrict the ability of our overseas customers to make payments to us in U.S. dollars. Restrictions on our ability to receive payments from our overseas customers would adversely affect our financial condition and liquidity.

The discontinuation of any of our preferential Korean tax treatment could materially reduce our net income.

Under Korean law and regulations, a small- and medium-sized venture company may be entitled to enjoy preferential tax treatment from the Korean government in the form of a 50% reduction in corporate income tax rates for the year in which it first generates taxable income and the following five years if the company satisfies a number of financial and non-financial criteria, including the maintenance of its status as a designated venture company. We first generated taxable income in 2003, and we were subject to a reduced tax rate of 14.85% for 2003 and 2004. For 2005, the reduced rate of 14.85% will be further reduced to 13.75% due to a reduction in the tax rate from 29.7% to 27.5%. We expect to be qualified for this reduced tax rate until December 31, 2008, subject to our continuing need to meet a number of financial and non-financial criteria, including maintenance of our status as a venture company. Our status as a venture company is subject to evaluation and renewal in November of each year and there is no guarantee that we will qualify for the renewal in the future. If we fail to so qualify, our tax rate will increase to the standard tax rate. The discontinuation of this preferential tax treatment could lead to a material reduction in our net income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Principal Factors Affecting Our Results of Operations and Financial Condition—Income Tax Expenses.”

Risks Related to Specific Countries

Increased tensions with North Korea could adversely affect our business, financial condition and results of operations.

Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. The level of tension between Korea and North Korea, as well as between North Korea and the United States, has increased as a result of a public announcement in February 2005 that North Korea possesses nuclear weapons and has declared that it will not participate in the six-party talks with Korea, the United States, China, Japan and Russia. In July 2005, North Korea returned to the six-party talks and held bilateral talks with the United States to discuss the issue of nuclear weapons. In September 2005, the six parties reached an accord, under which North Korea pledged to give up nuclear weapons and abandon existing nuclear programs in exchange for economic assistance and security assurances from the United States. However, obstacles are expected to remain as to the interpretation and implementation of the accord. There can be no assurance that the level of tensions will not escalate. We derived 69.5% and 26.5% of our revenues in 2004 and the first nine months of 2005, respectively, from our customers located in Korea. Although we do not derive any revenue from, and do not sell any of our products in, North Korea, any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could harm our business, financial condition and results of operations.

Adverse economic, political or social developments or a decrease in domestic demand in China could result in a reduction in international trade activities involving China, which could in turn reduce the demand for our products and our future revenues.

We derived 21.4% and 51.2% of our revenues in 2004 and the first nine months of 2005, respectively, from our customers located in China. Accordingly, our operating results and financial condition are affected by economic, political, social and legal developments in China, as well as changes in the demand for our CMOS image sensors by customers in China. We cannot predict the future direction of the economic reform measures that have been adopted by the PRC government or the effects these measures may have on our business, results of operations or financial position. In addition, China’s economy differs from the economies of most countries belonging to the Organisation for Economic Co-operation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business and the businesses of our customers in China may not develop in the same way or at the same rate as might be expected if China’s economy were similar to those of other OECD member countries.

In addition, there can be no assurance that any growth in China’s economy will be stable or that any slowdown will not have a negative effect on our business; that deflation will not reoccur in the foreseeable future; or that the level of international trade to and from China will not cease to grow at historical rates or even decrease, which could negatively impact demand for our products. Finally, our PRC customers’ business and our results of operations and financial condition could be negatively affected by adverse changes in government monetary policies, import-export polices and regulations, tax regulations or policies and regulations affecting the high technology industry. Most recently, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates, to place additional limitations on the ability of commercial banks to make loans, in order to slow growth in certain segments of its economy it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could result in a reduction in international trade activities involving China, which could in turn reduce the demand for our CMOS image sensors and reduce our future revenues.

The uncertain legal environment in China could adversely affect our ability to provide our products and generate revenues in China.

A significant portion of our business comes from our customers in China. To serve such customers and future customers in China, we established Pixelplus Shanghai Ltd. in September 2004 to serve as our sales and marketing headquarters in China. Pixelplus Shanghai Ltd. is wholly-owned by Pixelplus Asia Co., Limited, our Hong Kong holding company, which in turn is wholly-owned by us. Somewhat similar to Korea, the legal system of China is a civil law system based on written statutes. Unlike the common law system of the United States, it is a system in which decided legal cases have little precedential value. In recent years, the PRC government has promulgated a comprehensive system of laws and regulations governing economic matters. However, these laws, regulations and legal requirements are relatively new and are evolving rapidly, and their interpretation and enforcement involve uncertainties. As a result, the legal protections available to foreign investors and entities, including you and us, such as the right of foreign-invested enterprises to hold licenses and permits for customs-related business, and approvals necessary to conduct our business in China, are uncertain and, to a large degree, untested. As the PRC legal system matures, changes in its legislation or interpretation of its legislation may adversely affect our ability to provide our products and generate revenues in China.

Disruptions in Taiwan’s political environment could seriously harm the businesses of our customers in Taiwan and, in turn, our results of operations in Taiwan.

The government of China asserts sovereignty over mainland China and Taiwan, and does not recognize the legitimacy of the government of Taiwan. The government of China has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or a foreign power interferes in Taiwan’s internal affairs. On March 14, 2005, the government of China passed an anti-secession law which provides that in the event that the “Taiwan independence” secessionist forces should act to cause Taiwan’s secession from China, or any major incident causing Taiwan’s secession from China should occur, or that possibilities for a peaceful reunification should be completely exhausted, China will employ non-peaceful means and other necessary measures to protect China’s sovereignty and territorial integrity.

During the first nine months of 2005, we derived approximately 5.2% of our total revenues from our customers in Taiwan, including our Taiwan equity investee, PTI. Deterioration of the relationship between Taiwan and China, and other factors affecting Taiwan’s political environment, may materially and adversely affect our Taiwanese customers’ businesses and, in turn, our results of operations in Taiwan.

Risks Related to this Offering and Our Common Shares and ADSs

There has been no prior market for our common shares or ADSs and this offering may not result in an active or liquid market for our ADSs, in which case you may be unable to resell your ADSs and, as a result, you may lose all or part of your investment.

Our common shares are not listed on any stock exchange or organized trading market. Prior to this offering, there has not been a public market for our common shares and ADSs. While the ADSs have been approved for listing on the Nasdaq National Market, we can provide no assurance that an active or liquid public market for our ADSs will develop or be sustained. The initial public offering price of our ADSs has been determined through negotiations among us, the selling shareholders and the underwriters, and it may not necessarily be indicative of the market price after the completion of this offering. You may be unable to resell your ADSs at or above the initial public offering price and, as a result, you may lose all or part of your investment. The price at which our ADSs will trade after the completion of this offering will be determined by the marketplace and may be influenced by many factors, including:

•	our financial results;

•	the history of, and the prospects for, us and our industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues and cost structures;

•	the present state of our development; or

•	the valuation of other publicly traded companies in our industry.

In addition, from time to time, Nasdaq has experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies. As a result, investors in our ADSs may experience a decrease in the value of our ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of our senior management, and an adverse ruling could have a material adverse effect on our business, financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market after the completion of this offering, or the perception that substantial sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through future sales of our ADSs.

There will be 6,055,333 common shares, equivalent to 12,110,666 ADSs, outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options. All of the ADSs sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Immediately after the completion of this offering, approximately 32% of our outstanding common shares, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options, will be held by shareholders who are not our “affiliates” as that term is defined in Rule 144 under the Securities Act, and may be freely tradable without restriction under the Securities Act.

In connection with this offering, we, the selling shareholders and certain of our shareholders, collectively holding in the aggregate approximately 93% of our outstanding common shares, assuming the conversion of all outstanding preferred shares, and all of our option holders holding options exercisable during the 180 days following the date of this prospectus have agreed, subject to specified exceptions, not to sell any of our common shares, ADSs or similar securities for at least 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release these restrictions at any time. We cannot predict what effect, if any, market sales of securities held by these shareholders or the availability of these securities for future sale will have on the market price of our ADSs.

In addition, certain holders of our common shares, upon completion of this offering, will have right to cause us to register under the Securities Act the sale of an aggregate of up to 1,201,333 shares, subject to the 180- day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

We will incur increased costs as a result of being a public company, which could reduce our net income.

We are a company incorporated in Korea and our securities are not listed on any stock exchange. As such, we are not subject to any public reporting requirements and we are subject only to minimum corporate governance and reporting standards applicable to unlisted companies in Korea. After the completion of this offering, we will be subject to the reporting obligations of the Securities and Exchange Commission, or SEC, which many consider to be more stringent, rigorous and expensive than those of Korea. As a result, we will incur greater costs for legal, accounting and other services than we have incurred as a private company. We will also incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the National Association of Securities Dealers, or NASD. We expect these rules and regulations will increase our legal, accounting and financial compliance costs, will make some compliance activities more time consuming and costly and, in turn, will increase our operating expenses and reduce our net income.

Failure to achieve and maintain effective internal control over financial reporting in accordance with the requirements of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business, results of operations and the trading price of our ADSs.

The SEC, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, a public company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for 2006. In connection with the audit of our financial statements, our independent registered public accounting firm identified certain material weaknesses in our finance team’s ability to support the financial reporting requirements of a U.S. registrant. See “—Risks Related to Our Business—We and our auditors have identified certain material weaknesses in our internal controls, and if we fail to create an effective system of internal controls, we may be unable to report accurate financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.” If we are not able to properly address the material weaknesses of our internal controls or if our independent registered public accounting firm is not satisfied with our internal control over our financial reporting or the level at which our internal controls are documented, designed, operated or reviewed, or if our independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue a qualified report. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Any of these outcomes could cause investors to lose confidence in the reliability of our financial statements, which ultimately could harm our business and negatively impact the trading price of our ADSs.

The holders of our common shares and our ADSs may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws and regulations governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. Under applicable Korean law, a shareholder must own at least:

•	1% of a company’s total issued shares to bring a shareholders’ derivative lawsuit;

•	3% to demand an extraordinary meeting of shareholders, demand removal of directors or inspect the books and related documents of a company; and

•	10% to apply to the court for dissolution if there is gross improper management or a deadlock in corporate affairs likely to result in significant and irreparable injury to the company or to apply to the court for reorganization in the case of an insolvency.

In addition, while the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Although the concept of the “business judgment rule” exists in Korea, there is insufficient case law or precedent to provide guidance to the management and shareholders as to how it should be applied or interpreted in a particular circumstance. Holders of our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholder than they would as shareholders of a U.S. corporation.

Any dividend paid on our common shares will be in Korean Won, and fluctuations in the exchange rate between the Won and the U.S. dollar may affect the amount of any dividend received by you.

If and when we declare cash dividends, the dividends will be paid to the depositary in Korean Won and then converted by the depositary into U.S. dollars. Fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the U.S. dollar amounts you receive from the depositary as dividends. Holders of ADSs may not receive dividends if the depositary does not believe it is reasonable or practicable to do so. In addition, the depositary may collect certain fees and expenses, at the sole discretion of the depositary, by billing the holders of ADSs for such charges or by deducting such charges from one or more cash dividends or other cash distributions we distribute to holders of our ADSs.

Your ability to deposit or withdraw common shares into and from the depositary facility may be limited, which may adversely affect the value of your investment.

Under the terms of our deposit agreement, holders of our common shares may deposit such shares with the depositary’s custodian in Korea and obtain ADSs, and holders of our ADSs may surrender the ADSs to the depositary and receive our common shares. However, to the extent that a deposit of common shares exceeds the difference between:

•	2,850,000 common shares, which represent the aggregate number of common shares we have consented to be deposited for the issuance of ADSs, including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs; and

•	the number of common shares on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit,

such common shares will not be accepted for deposit unless our consent with respect to such deposit has been obtained or our consent is no longer required under Korean laws and regulations or under the terms of the deposit agreement.

As an ADS holder, you will not be treated as our shareholder, and you may be unable to exercise preemptive rights, voting rights or appraisal rights as a holder of our common shares do.

Under the Korean Commercial Code and our articles of incorporation, our shareholders have (i) the preemptive rights to subscribe for new common shares in proportion to their existing ownership percentages whenever we issue new common shares (except under certain circumstances as provided in our articles of incorporation), (ii) voting rights, and (iii) dissent and appraisal rights to require us to purchase their common shares in some limited circumstances. However, as an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise the above rights of our shareholders. Under Korean law, the depositary will be the shareholder of our common shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

With respect to the preemptive rights, if we issue new common shares to third parties based on any of the exceptions as provided in our articles incorporation, a holder of our ADSs will be diluted. See “Description of Share Capital.” If none of such exemptions is available under Korean law, we may be required to grant subscription rights to our shareholders, including the depositary, when issuing additional common shares. However, under U.S. law, we would not be able to make those rights available to investors in the United States unless we register the securities to which the rights relate or if an exemption from the registration requirements of the Securities Act is available. Under the deposit agreement, if we offer rights to subscribe for additional common shares, the depositary, after consultation with us, may make such rights available to you or dispose of such rights on your behalf and make the net proceeds available to you. If the depositary is unable to take such actions, it may allow the rights to lapse, in which case, you will receive no consideration for your rights. The depositary is generally not required to make rights available to ADS holders under any circumstance. We are under no obligation to file a registration statement under the Securities Act to enable you to exercise preemptive rights in respect of the common shares underlying your ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirements of the Securities Act would be available. Accordingly, you may not be entitled to exercise preemptive rights and your interest will be diluted.

With respect to the voting rights, you may not exercise voting rights of our shareholders. However, upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of common shares represented by your ADSs and you may request the depositary to submit a request to convene a shareholders’ meeting. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver such materials to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay, we cannot ensure that you will receive our voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote common shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

Also, you may not request us to convene a shareholders’ meeting. However, the depositary will be able to request us to convene a shareholders’ meeting, provided the shares held in the name of the depositary represent at least 3% of our outstanding voting shares. See “Description of Share Capital.” Upon receipt of the necessary voting materials, you may instruct the depositary to vote the number of common shares represented by your ADSs and you may request the depositary to submit a request to convene a shareholders’ meeting. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you only when we deliver such materials to the depositary with sufficient time under the terms of the deposit agreement. If there is a delay, we cannot ensure that you will receive our voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your common shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.

With respect to the dissent and appraisal rights, in some limited circumstances under Korean law, including the transfer of the whole or any significant part of our business, our acquisition of a part of the business of any other company having a material effect on our business, or our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their common shares. However, if you hold our ADSs, you will not be able to exercise such dissent and appraisal rights unless you have withdrawn the underlying common shares from the depositary facility and become our direct shareholder prior to the record date for the shareholders’ meeting at which the relevant transaction is to be approved.

We may amend the deposit agreement and the ADRs without your consent and for any reason and, if you disagree with our amendments, your choices will be limited to selling the ADSs or withdrawing the underlying securities.

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent and for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary, for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to have agreed to the amendment and to be bound by the ADRs and the deposit agreement as amended. If you do not agree with an amendment to the deposit agreement or the ADRs, your choices will be limited to selling the ADSs or withdrawing the underlying securities. No assurance can be given that a sale of ADSs could be made at a price satisfactory to you in such circumstances. In addition, as of the date of this prospectus, the common shares underlying the ADSs are not listed on any stock exchange in Korea. Your ability to sell the underlying common shares following withdrawal and the liquidity of the common shares may be limited.

As a holder of our ADSs, you will have to indemnify us, the depositary and its custodian from any claims by any governmental authority with respect to taxes or other tax benefit obtained.

As an ADS holder, you will have agreed to indemnify us, the depositary and its custodian for any and all claims made against any or all of us by any governmental authority with respect to taxes owed, or benefit received, by you as a result of your investment. If the depositary, its custodian or we suffer any loss as a result of actions taken by any holder of our ADSs for tax purposes, such holder will have to indemnify the depositary, its custodian or us, as the case may be, for such loss, which may exceed the tax benefit such holder received.

We have significant discretion as to how we will use our net proceeds of this offering, and you may not agree with how we spend these funds.

The net proceeds we receive from this offering will be approximately US$30.2 million, at the initial public offering price of US$8.00 per ADS. You may not agree with the way our management spends these funds or these funds may be spent in ways that do not yield a favorable return to our shareholders. We plan to use our net proceeds from this offering for repayments of certain outstanding debt, expansion of our sales, distribution and technical support network, capital expenditures, research and development, and working capital and general corporate purposes. See “Use of Proceeds.” However, our management will have discretion as to the actual application of our net proceeds. You are entrusting your funds to our management, upon whose judgment you must depend, for the specific uses we will make of our net proceeds from this offering.

You may have difficulty bringing an original action or enforcing any judgment obtained outside Korea against us, our directors and officers or other offering participants, such as underwriters or experts, who are not U.S. persons.

We are organized under the laws of Korea, and most of our directors and officers reside in Korea. All or a significant portion of our assets, and the assets of such persons, are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the U.S. federal securities laws or of the securities laws of any state of the United States. We have, however, irrevocably appointed an agent in New York to receive service of process in any proceeding in the State of New York relating to our ADSs. Notwithstanding the foregoing, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the U.S. federal securities laws or the securities laws of any state of the United States.

EXCHANGE RATE INFORMATION

This prospectus contains translations of Korean Won amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The conversion of Korean Won into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Korean Won as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Korean Won to U.S. dollars and from U.S. dollars to Korean Won in this prospectus were made at a rate of (Won)1,042.4 to US$1.00, the noon buying rate in effect as of September 30, 2005. The prevailing rate as of December 20, 2005 was (Won)1,014.8 to US$1.00. We make no representation that any Korean Won or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between Korean Won and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Years Ended December 31,	Low		High		Average(1)		Period-end
	(Korean Won per US$1.00)

2000	(Won)	1,105.5	(Won)	1,267.0	(Won)	1,130.9	(Won)	1,267.0
2001		1,234.0		1,369.0		1,292.0		1,313.5
2002		1,160.6		1,332.0		1,250.4		1,186.3
2003		1,146.0		1,262.0		1,192.1		1,192.0
2004		1,035.1		1,195.1		1,145.2		1,035.1
2005
January		1,024.0		1,058.0		1,038.0		1,026.9
February		1,000.9		1,004.0		1,023.1		1,000.9
March		997.5		1,023.9		1,007.8		1,015.4
April		997.0		1,019.0		1,010.1		997.0
May		997.0		1,009.0		1,001.8		1,005.0
June		1,003.0		1,034.5		1,012.5		1,034.5
July		1,018.5		1,054.0		1,036.6		1,026.5
August		1,011.6		1,039.2		1,021.7		1,039.0
September		1,024.3		1,042.4		1,029.8		1,042.4
October		1,037.3		1,059.8		1,045.9		1,043.5
November		1,034.4		1,049.0		1,040.8		1,037.4
December (through December 20, 2005)		1,012.0		1,036.9		1,027.8		1,014.8

Source: Federal Reserve Bank of New York.

(1)	Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

USE OF PROCEEDS

We will receive approximately US$30.2 million in net proceeds from the sale of ADSs in this offering. Net proceeds are what we will receive after payment of our share of all underwriting discounts, commissions and our expenses relating to this offering, net of expense reimbursements. We will not receive any of the proceeds from any sale of ADSs by the selling shareholders to cover over-allotments.

We expect to use our net proceeds from this offering approximately as follows:

•	US$8.5 million for repayments of certain outstanding debt;

•	US$5.0 million to expand our sales, distribution and technical support network;

•	US$4.0 million for capital expenditures, such as the purchase of real estate and the construction of new facilities to be used as our new headquarters;

•	US$2.0 million to expand our research and development efforts; and

•	the balance to fund working capital and general corporate purposes.

The outstanding debt we intend to repay consists of US$8.5 million of short-term borrowings from various local financial institutions. These short-term borrowings have a maturity date of less than one year, bear interest at a weighted average rate of 5.89% and have all been guaranteed by Mr. Seo Kyu Lee, our chief executive officer. Mr. Lee has also guaranteed certain of our other short-term and long-term borrowings which we do not expect to repay from our net proceeds from this offering. See “Related Party Transactions—Guarantees by Mr. Seo Kyu Lee.”

The amount and timing of our actual expenditures of the net proceeds will depend on several factors, including:

•	our need for specific capital expenditures;

•	the progress of our research and development efforts; and

•	the amount of cash generated or used by our ongoing operations.

Except as discussed above, we have not made any other specific expenditure plans with respect to our net proceeds. Accordingly, our management will have significant flexibility in applying our net proceeds. Pending their use, we intend to invest the net proceeds of the offering in short-term, interest-bearing debt instruments.

DIVIDEND POLICY

Since our inception in April 2000, we have not declared or paid any dividends on our common shares. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Holders of outstanding common shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the common shares or any subsequent transfer of the common shares. Payment of dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at our annual general meeting of shareholders, subject to certain provisions of the Korean Commercial Code. See “Description of Share Capital—Dividends.”

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on common shares represented by ADSs to the same extent as the holders of common shares, less the fees and expenses payable under the deposit agreement in respect of, and any Korean tax applicable to, such dividends. See “Taxation—Korean Taxation—Dividends on the Common Shares or ADSs.” The depositary will generally convert the Korean Won it receives into U.S. dollars and distribute the U.S. dollar amounts to you.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to the conversion of all of our outstanding preferred shares into 1,201,333 common shares immediately prior to the completion of this offering; and

•	on a pro forma basis as adjusted to give effect to (i) the conversion of all of our outstanding preferred shares into 1,201,333 common shares; (ii) the issuance and sale of 4,500,000 ADSs (equivalent to 2,250,000 common shares) in this offering, assuming no exercise of the underwriters’ over-allotment option, at the initial public offering price of US$8.00 per ADS, after deducting underwriting discounts, commissions and estimated offering expenses, net of expense reimbursements, payable by us; and (iii) the repayment of certain short-term borrowings in the aggregate amount of (Won)8.9 billion (US$8.5 million) with the proceeds from this offering.

You should read this table in conjunction with the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto, included elsewhere in this prospectus.

	As of September 30, 2005
	Actual			Pro Forma			Pro Forma As Adjusted(1)
	(in millions of Korean Won and thousands of US$)

Short-term borrowings	(Won)	10,607	$10,175	(Won)	10,607	$10,175	(Won)	1,729	$1,659

Long-term borrowings	(Won)	730	$700	(Won)	730	$700	(Won)	730	$700
Series A convertible redeemable preferred shares, par value (Won)500; 10,000,000 shares authorized; 1,441,600 shares issued and outstanding on an actual basis, and no shares issued and outstanding on a pro forma and pro forma as adjusted basis		8,233	7,899		–	–		–	–
Shareholders’ equity:
Common shares, par value (Won)500; 10,000,000 shares authorized, 2,604,000, 3,805,333 and 6,055,333 shares issued and outstanding		1,302	1,249		1,903	1,825		3,028	2,905
Additional paid-in-capital		–	–		7,632	7,323		38,019	36,473
Accumulated other comprehensive income		(17)	(16)		(17)	(16)		(17)	(16)
Accumulated deficit		(7,244)	(6,950)		(7,244)	(6,950)		(7,244)	(6,950)

Total shareholders’ equity (deficit)		(5,959)	(5,717)		2,274	2,182		33,786	32,412

Total capitalization	(Won)	3,004	$2,882	(Won)	3,004	$2,882	(Won)	34,516	$33,112

(1)	Excludes 1,177,591 common shares underlying options granted under our stock option plan and outstanding as of September 30, 2005 at a weighted average exercise price of (Won)1,867, or US$1.79, per common share.

DILUTION

If you invest in our ADSs through this offering, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS immediately after the completion of this offering.

Net tangible book value per ADS represents the amount of our total tangible assets minus total liabilities, divided by the number of ADS equivalents of the total number of common shares outstanding. As of September 30, 2005, our net tangible book value was (Won)1.9 billion (US$1.8 million), or (Won)498 per common share (US$0.24 per ADS). After giving effect to the sale of 4,500,000 ADSs in this offering at the initial public offering price of US$8.00 per ADS, after deducting the underwriting discounts and estimated offering expenses payable by us, our net tangible book value at September 30, 2005 would be (Won)33.4 billion (US$32.0 million), or approximately (Won)5,517 per common share (US$2.65 per ADS). This represents an immediate increase in net tangible book value of US$2.41 per ADS, to our existing shareholders and an immediate dilution in net tangible book value of US$5.35 per ADS, to our new public investors purchasing ADSs at the initial public offering price.

The following table illustrates this dilution on a per ADS basis:

Initial public offering price per ADS			US$	8.00
Net tangible book value per ADS as of September 30, 2005	US$	0.24
Increase in net tangible book value per ADS attributable to the sale of ADSs in the offering		2.41

Net tangible book value per ADS after giving effect to the offering				2.65

Dilution per ADS to new investors			US$	5.35

The following table sets forth, as of September 30, 2005, the differences between the existing shareholders and the new investors in respect of the number of ADSs or ADS equivalent purchased from us, the total consideration paid and the average price per ADS or ADS equivalent paid by existing shareholders and by new investors, before deducting the underwriting discounts and estimated offering expenses payable by us, at the initial public offering price of US$8.00 per ADS.

	ADSs or ADS equivalents purchased		Total consideration			Average price per ADS or ADS equivalent
	Number (in thousands)	Percent	Amount (in thousands)		Percent
Existing shareholders	7,611	62.8%	US$	9,147	20.3%	US$	1.20
New investors	4,500	37.2		36,000	79.7		8.00

Total	12,111	100.0	US$	45,147	100.0

The foregoing discussions and tables on the number of common shares and ADSs outstanding as of September 30, 2005:

•	includes 1,201,333 common shares that will be issued upon conversion of all 1,441,600 shares of our outstanding convertible redeemable Series A preferred shares; but

•	excludes 1,177,591 common shares that will be subject to issuance upon exercise of the stock options granted under our stock option plan and outstanding at September 30, 2005; and

•	excludes 675,000 ADSs subject to sale by the selling shareholders if the underwriters exercise their over-allotment option in full.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The statement of operations data and cash flow data for the years ended December 31, 2002, 2003 and 2004, and the balance sheet data as of December 31, 2003 and 2004, are derived from our audited consolidated financial statements and related notes thereto, which have been included elsewhere in this prospectus. The financial data as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 are derived from our unaudited consolidated financial statements and related notes thereto, which have been included elsewhere in this prospectus. The statement of operations data and cash flow data from inception (April 12, 2000) to December 31, 2001 are derived from unaudited consolidated financial statements, which have not been included in this prospectus. The balance sheet data as of December 31, 2000 and 2001 is derived from unaudited consolidated financial statements, which have not been presented in this prospectus. The balance sheet data as of December 31, 2002 is derived from audited consolidated financial statements, which have not been presented in this prospectus.

These audited and unaudited consolidated financial statements and the related notes thereto have been prepared in accordance with accounting principles generally accepted in the United States. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto included elsewhere in this prospectus.

	For the Years Ended December 31,											For the Nine Months Ended September 30,
	2000(1)		2001		2002		2003		2004		2004(2)	2004		2005		2005(2)
	(unaudited)		(unaudited)								(unaudited)	(unaudited)		(unaudited)		(unaudited)
	(in millions of Korean Won and thousands of US$, except share and per share data)
Statement of Operations Data:
Revenues:
Products	(Won)	–	(Won)	–	(Won)	73	(Won)	17,806	(Won)	31,356	$30,081	(Won)	22,204	(Won)	28,124	$26,980
Services		–		–		–		–		4,440	4,260		3,183		2,294	2,201

Total revenues		–		–		73		17,806		35,796	34,341		25,387		30,418	29,181

Cost of revenues:
Products		–		–		296		14,562		31,457	30,178		23,713		22,585	21,666
Services		–		–		–		–		831	797		577		386	371

Total cost of revenues		–		–		296		14,562		32,288	30,975		24,290		22,971	22,037

Gross profit (loss)		–		–		(223)		3,244		3,508	3,366		1,097		7,447	7,144
Operating expenses:
Selling, general and administrative		112		316		310		1,136		3,966	3,804		3,057		3,550	3,405
Research and development, net of government grants		187		773		666		1,335		3,211	3,080		2,064		2,498	2,396

Total operating expenses		299		1,089		976		2,471		7,177	6,884		5,121		6,048	5,801

Income (loss) from operations		(299)		(1,089)		(1,199)		773		(3,669)	(3,518)		(4,024)		1,399	1,343
Other income (expense):
Interest income (expense), net		13		(1)		(49)		1		(230)	(221)		(120)		(389)	(373)
Foreign exchange gain, net		–		–		–		138		337	323		209		63	60
Others, net		–		–		(23)		(2)		3	4		5		(9)	(9)

Total other income (expense)		13		(1)		(72)		137		110	106		94		(335)	(322)

Income (loss) before income taxes and loss from equity method investments		(286)		(1,090)		(1,271)		910		(3,559)	(3,412)		(3,930)		1,064	1,021
Income tax expenses		–		–		–		106		234	225		259		–	–

	For the Years Ended December 31,											For the Nine Months Ended September 30,
	2000(1)		2001		2002		2003		2004		2004(2)	2004		2005		2005(2)
	(unaudited)		(unaudited)		(unaudited)							(unaudited)		(unaudited)		(unaudited)
	(in millions of Korean Won and thousands of US$, except share and per share data)
Income (loss) before loss from equity method investments	(Won)	(286)	(Won)	(1,090)	(Won)	(1,271)	(Won)	804	(Won)	(3,793)	$(3,637)	(Won)	(4,189)	(Won)	1,064	$1,021
Gain (loss) from equity method investments, net		–		–		–		–		(272)	(261)		(189)		(218)	(209)
Dilution gain from equity method investments		–		–		–		–		–	–		–		411	394

Net income (loss)	(Won)	(286)	(Won)	(1,090)	(Won)	(1,271)	(Won)	804	(Won)	(4,065)	$(3,898)	(Won)	(4,378)	(Won)	1,257	$1,206

Accretion of preferred shares		–		–		–		(1,149)		(1,569)	(1,505)		(1,270)		(1,495)	(1,435)

Net loss attributable to common shareholders		(286)		(1,090)		(1,271)		(345)		(5,634)	(5,403)		(5,648)		(238)	(229)

Loss per share—basic and diluted		(143)		(418)		(488)		(283)		(2,353)	(2.26)		(2,310)		(233)	(0.22)

Weighted average number of shares—basic and diluted		2,003,987		2,604,000		2,604,000		2,604,000		2,604,000	2,604,000		2,604,000		2,604,000	2,604,000

Cash Flow Data:
Net cash used in operating activities	(Won)	(573)	(Won)	(244)	(Won)	(766)	(Won)	(4,568)	(Won)	(5,364)	$(5,148)	(Won)	(4,477)	(Won)	(1,196)	$(1,147)
Depreciation and amortization		27		107		88		146		308	295		220		310	297
Net cash provided by (used in) investing activities		(126)		(838)		100		(858)		(1,499)	(1,438)		(1,203)		(1,244)	(1,194)
Net cash provided by financing activities		1,623		791		114		5,649		7,718	7,404		6,027		1,987	1,906

	As of December 31,											As of September 30, 2005
	2000		2001		2002		2003		2004		2004(2)	Actual		Actual(2)	As Adjusted(3)
	(unaudited)		(unaudited)								(unaudited)	(unaudited)		(unaudited)	(unaudited)
	(in millions of Korean Won and thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	(Won)	924	(Won)	633	(Won)	81	(Won)	286	(Won)	1,194	$1,145	(Won)	715	$686	(Won)715
Accounts receivable, net		–		–		37		5,695		5,446	5,225		14,070	13,498	14,070
Inventories, net		–		–		1		6,374		6,818	6,541		3,843	3,687	3,843
Total assets		1,455		1,460		659		15,299		17,666	16,948		26,205	25,139	26,205
Long-term borrowings		–		500		425		1,217		1,259	1,208		730	700	730
Total liabilities		191		1,286		1,757		10,410		17,156	16,458		23,931	22,957	23,931
Series A convertible redeemable preferred shares		–		–		–		5,975		6,776	6,500		8,233	7,899	–
Shareholders’ equity (deficit)(4)		1,264		174		(1,098)		(1,086)		(6,266)	(6,010)		(5,959)	(5,717)	2,274

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in millions of image sensor units)
Operating Data:
Units sold:
Products	–	1.4	3.1	2.1	9.2
Services(5)	–	–	7.7	5.1	5.6
Total	–	1.4	10.8	7.2	14.8

(1)	Represents operating activity from April 12, 2000, the date of our inception.
(2)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,042.4 to US$1.00, the noon buying rate in effect on September 30, 2005 as quoted by the Federal Reserve Bank of New York.
(3)	Amounts are presented as adjusted for the automatic conversion of our 1,441,600 shares of Series A preferred shares into 1,201,333 common shares immediately prior to the completion of this offering, but excludes 1,177,591 common shares underlying options granted under our stock option plan and outstanding as of September 30, 2005 at a weighted average exercise price of (Won)1,867, or US$1.79, per common share.
(4)	Shareholders’ equity (deficit) does not include our Series A convertible redeemable preferred shares.
(5)	Equals the total number of image sensors sold by DongbuAnam to Sharp under our services arrangements with DongbuAnam, for each relevant period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the related notes which have been included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” beginning on page 8 of this prospectus.

Overview

We are a fabless semiconductor company that designs, develops and markets high-performance, high-resolution and cost-effective CMOS image sensors. Our uniquely designed 3-transistor CMOS image sensors provide high level system integration, multiple functionality, size efficiency and low power consumption for use in mobile camera phones and other emerging applications such as in PC cameras, security and surveillance systems and toys. In 2004, we shipped approximately 10.8 million CMOS image sensors and camera modules, of which 7.7 million CMOS image sensors were sold through DongbuAnam to Sharp under our arrangements with DongbuAnam, as compared to approximately 1.4 million in 2003, and during the first nine months of 2005, we shipped approximately 14.8 million CMOS image sensors and camera modules worldwide, of which 5.6 million CMOS image sensors were sold through DongbuAnam to Sharp.

We were incorporated as a company with limited liability under Korean law on April 12, 2000, and we developed our first CMOS image sensor for mass production in July 2003. We commercialized our first 1.3 megapixel CMOS image sensor in September 2003 and our first 2.0 megapixel image sensor with auto-focus capabilities in April 2005. We intend to continue developing new products aimed at providing the smallest image sensors with the highest picture quality and the highest integration of camera functions for use in mobile camera phones. We will also continue to focus on developing new types of image sensors to meet the advanced design requirements of new emerging applications, such as automobiles, biometrics, pattern recognition and medical devices.

Our revenues have grown significantly since we first sold product samples in January 2002. We recognized revenues of (Won)73 million in 2002 and (Won)17,806 million in 2003, primarily from sales of our camera modules incorporating CMOS image sensors to domestic customers. As we introduced new products and expanded our international and domestic sales and marketing efforts in 2004 and the first nine months of 2005, our revenues increased to (Won)35,796 million (US$34.3 million) and (Won)30,418 million (US$29.2 million), respectively.

A significant portion of our 2005 revenues will be generated from the sale of camera modules implementing our CMOS image sensors to be used in mobile camera phones. We expect revenues from sales of our camera modules to decrease significantly commencing in 2006 as we are currently undergoing a transition to form a new arrangement under which we will sell our CMOS image sensors to camera module assembly companies that will then assemble the camera modules and sell the camera modules directly to their customers. Our dependence on the mobile camera phone market is expected to continue for the foreseeable future although we expect revenues from the sale of CMOS image sensors used in PC camera applications to grow steadily in the second half of 2006. Similar to other semiconductor industries, the CMOS image sensor industry is highly cyclical and is subject to constant and rapid technological changes, product obsolescence, price erosion, evolving standards, short product life-cycles and fluctuations in product supply and demand.

Certain Principal Factors Affecting Our Results of Operations and Financial Condition

Revenues

We generate revenues primarily from sales of our CMOS image sensors, which are sold as a standalone product or incorporated into a camera module, and from our services. In 2003, 2004 and the first nine months of 2005, we derived 4.5%, 17.6% and 41.4%, respectively, of our total revenues from sales of our CMOS image sensors and 92.6%, 68.9% and 51.1%, respectively, of our total revenues from sales of our camera modules and other related parts.

In addition, we derived 12.4% and 7.5% of our total revenues in 2004 and the first nine months of 2005, respectively, from our services arrangements with DongbuAnam, which we have categorized as “services.” CMOS image sensors sold pursuant to these arrangements accounted for 71.3% and 38.0% of our CMOS image sensor unit volume in 2004 and the first nine months of 2005, respectively. Our current agreement to provide these services to DongbuAnam, which was entered into on September 17, 2004, is for a term of one year and will be automatically renewed annually unless either party delivers a 30-day prior notice electing not to renew the agreement. Pursuant to this arrangement, we provide our CMOS image sensor design services, manufacturing process consultation, testing, customer support and other services and engineering know-how to DongbuAnam to facilitate its manufacture and sale of CMOS image sensors to Sharp. DongbuAnam pays us a certain percentage of fees based on a combination of the number of CMOS image sensors successfully passing the product probe test conducted by Tesna on our behalf and the sales price of the CMOS image sensors sold to Sharp. As our cost of revenues for services are primarily limited to wafer testing fees, our gross margin for services is relatively high. Presently, we do not expect to add additional customers to our services business.

We generally sell our products in Korea through a direct sales force and in other markets, through sales agents and distributors. Our CMOS image sensors and camera modules are predominantly sold to mobile phone manufacturers who market mobile camera phones under their own brands. We also sell to large manufacturing companies that produce mobile camera phones for others to market under different brand names.

We generally sell our products on a purchase order basis rather than using long term contracts. Our customers may not cancel their purchase orders but may defer their orders without significant penalty. We engage our wafer foundry and other independent contractors to manufacture, test, package and assemble the finished products for delivery to the customer, either after a customer order is received or in anticipation of prospective customer orders. In both circumstances, we are the primary obligor.

Declining Average Sales Price

Because the CMOS image sensor market is characterized by intense price competition, we have experienced, and expect to continue to experience, market driven pricing pressures and declining average sales prices for our products. Generally, prices for our products are determined based on the level of technological sophistication and the availability of the product in a specific market. As product availability increases in a market, the average sales price of the product generally declines quickly over a period of six to 18 months. For example, compared to the first nine months of 2004, the average sales price of our VGA image sensor, which was our top selling image sensor for those periods, fell 65.7% during the first nine months of 2005. We intend to address future declines in average sales prices by continually developing new products with higher margins, incorporating more advanced features to our existing products, and achieving manufacturing cost efficiencies by upgrading our process technology.

Manufacturing and Other Costs

As a fabless design company, we outsource all of our capital-intensive product manufacturing processes to independent third party contractors. Costs related to the wafer fabrication process, currently outsourced to

DongbuAnam, account for the largest portion of our cost base, and is largely determined by (i) the cost of wafers, which is the principal raw material for image sensors and tends to be affected by the cyclical semiconductor industry and to a lesser extent by the pricing flexibility achieved through volume discounts, and (ii) the yield per wafer, which is the ratio of the number of functional dies on a wafer to the maximum number of dies that can be produced on that wafer. Higher yields result in reduced costs, which permits average selling price reductions. As yields are generally affected by the design and manufacturing process technology employed, we seek to continuously improve yields by improving our chip design and working closely with our current independent foundry on our process technology, which was upgraded from 0.25 microns, or µm, to 0.18 µm in January 2005 with further upgrades to 0.15 µm and 0.13 µm process technology.

Our other cost of revenues for our products consists principally of:

•	the cost of outsourced testing and packaging of our products;

•	the cost of salary and benefits, including stock-based compensation expenses, of our employees associated with product manufacturing, customization and support;

•	loss on valuation of inventory; and

•	the cost of transportation and distribution.

In addition to each of the cost items above, our cost of revenues for our camera modules also includes the cost of module assembly. As we endeavor to grow our sales volumes and transition to smaller process technology, we expect to further reduce the unit cost of our products through economies of scale and diversification of our outsourced manufacturing base. We expect our costs of international transportation and distribution to rise concurrently as we grow our international business. Our cost of revenues for our services consists mainly of wafer testing fees related to our business with DongbuAnam related to Sharp.

Inventory Loss

We recognize a charge to our cost of revenues for losses on valuation of inventory when the estimated realizable value for our goods in inventory is determined to be below our cost and when the number of units on hand exceeds the number of units that we forecast to sell over a certain period of time.

We have in the past recorded, and may continue to record, losses on valuation of inventory attributable to the following principal factors:

•	excess inventory build up of image sensors caused by our need to anticipate future orders, as the lead time required by our foundry to fabricate our wafers is often longer than the lead time our customers provide to us for delivery of our products;

•	the short-term nature of purchase commitments or order cancellations, reductions or delays by a significant customer or group of customers;

•	larger write downs for excess camera modules due to higher per unit prices than wafers or dies and more customized specifications, which limit our ability to resell camera module inventory to other customers;

•	difficulty of accurately forecasting CMOS image sensor demand as we depend on order forecasts from many of our customers who themselves are susceptible to fluctuating customer demand for mobile phones; and

•	susceptibility to rapidly declining average sales prices and obsolescence.

Gross Profit

Our gross profit is primarily affected by our revenues from our products and services and by our cost of revenues associated with our products and services. Our overall gross margin was 9.8% in 2004 and 24.5% in the first nine months of 2005. We expect our gross margin from sales of our products to increase as a result of an increase in sales of CMOS image sensors, generally our higher margin product, and a decrease in sales of camera modules, generally our lower margin product. We further expect our gross margin from sales of our products to improve as a result of higher average sales prices following the introduction of new higher margin CMOS image sensors and reduced costs from process technology upgrades. In 2004 and the first nine months of 2005, our gross margin for our services revenues was 81.3% and 83.2%, respectively. Although we cannot predict whether our revenue from our services will increase or decrease in the future, we expect our gross margin from this part of our business to remain relatively stable.

Operating Expenses

Operating expenses consist primarily of our selling, general and administrative expenses and our research and development expenses, net of government grants.

Selling, General and Administrative. Our selling, general and administrative expenses primarily include:

•	salary and benefits for our sales, marketing and administration personnel;

•	commissions to our sales agents;

•	rent for our offices; and

•	travel and entertainment expenses.

We expect our selling, general and administrative expenses to increase as we hire additional sales, marketing and administration personnel and further expand our business and marketing efforts, both domestically and internationally, and as we incur greater expenses for professional services, such as legal and accounting, after becoming a public company.

Research and Development, Net of Government Grants. The rapid technological change and product obsolescence that characterize our industry requires us to make regular investments in research and development. Our research and development expenses, net of government grants, consist primarily of:

•	costs for the construction of masks, which are prototypes made for each new product in the development stage in order for our independent foundry to test for mass production viability;

•	research and development personnel salary and benefits; and

•	expenses for design tools and software.

We recognize all research and development expenses when incurred. Product development time frames vary, but in general we incur research and development costs six to 18 months before generating sales from new products.

As part of the Korean government’s initiative to promote and encourage the development of start-up companies in the semiconductor and other high technology industries, high technology start-up companies with industry leading technology or products are eligible for government grants. We have from time to time received such government research and development grants in recognition of our new technology inventions, such as our

1.3 megapixel CMOS image sensor. Grants received from the Korean government for research and development activities totaled (Won)535 million for 2002. These grants were used to offset our research and development costs in the amounts of (Won)333 million and (Won)44 million in 2002 and 2003, respectively. In 2004, we also received grants in the amount of (Won)26 million for the acquisition of fixed assets and intangible assets. These grants were used to offset our acquisition costs of the acquired assets in 2004. Grants amortized related to fixed assets and intangible assets were (Won)87 million, (Won)75 million and (Won)69 million for 2002, 2003 and 2004, respectively. As of December 31, 2003 and 2004, we recorded refundable government grants in the amount of (Won)359 million (US$0.3 million), of which (Won)132 million is due and payable in 2005 with the remaining (Won)227 million becoming due and payable in 2006.

Stock Option Compensation Expenses

We incurred stock option compensation expenses of (Won)357 million, (Won)494 million (US$0.5 million) and (Won)522 million (US$0.5 million), for 2003, 2004 and for the first nine months of 2005, respectively. Substantially all of these charges were related to the amortization of stock option compensation expenses related to options granted to attract and retain members of our senior management and certain employees. For the fourth quarter of 2005, we expect to record (Won)560 million (US$0.5 million) of stock compensation expenses for all stock options outstanding as of September 30, 2005. We may incur additional stock-based compensation expense in connection with future stock option grants. See note 7 to our consolidated financial statements as of December 31, 2004 and September 30, 2005 and for the nine months ended September 30, 2004 and 2005. See “—Critical Accounting Policies—Accounting for Stock Options.”

Income Tax Expenses

As a designated venture company under Korean law, we are entitled to a 50% reduction in corporate income tax rates for the year in which we first generate taxable income and the following five years if we satisfy a number of financial and non-financial criteria, including the maintenance of our status as a designated venture company. As we first generated taxable income in 2003, we were subject to a reduced tax rate of 14.85% for that fiscal year and the same rate applied to 2004. Our tax rate will be further reduced to 13.75% for 2005 due to a general reduction in the Korean corporate tax rate to 27.5% from 29.7%. The rate of 13.75% will be effective until December 31, 2008, provided we continue to qualify as a venture company. Our status as a designated venture company is subject to evaluation and renewal in November of each year.

To qualify as a designated venture company, a company must be a small- and medium-sized enterprise under the Framework Act on Small- and Medium-Sized Enterprises and be found to have, among other things, a superior ability to provide innovation in technology and business by the Small Business Corporation of Korea. In addition, qualified Korean venture capital investment firms must hold an aggregate of at least 10% of the outstanding shares of such venture company for at least six months prior to the filing of the venture company application. A company may qualify as a small- and medium-sized enterprise if, among other things, it hires less than 300 full-time employees or its paid-in-capital is (Won)8 billion or less.

Preferred Shares

In 2003, we issued our Series A preferred shares, which we have reflected as mezzanine equity on our balance sheet. Prior to the date of the pricing for this offering, all of our Series A preferred shares will be converted into 1,201,333 common shares.

Due to the redemption right of the holders of our Series A preferred shares, accretion was recorded to the preferred share entries on our balance sheet over various periods since their issuance dates, with corresponding non-cash charges reflected below net income on our statement of operations for relevant periods. Upon conversion of the Series A preferred shares into our common shares in connection with this offering, any amount in excess of the par value of our common shares to be issued will be recorded to additional paid-in capital and there will be no further effect on our statement of operations. For more information on these accretion charges, see note 10 to our consolidated financial statements as of and for the year ended December 31, 2004.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, contingent liabilities, and revenues and expenses during the reporting period. We evaluate our estimates on an ongoing basis based on historical experience and other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The policies discussed below are considered by our management to be critical because they are not only important to the portrayal of our financial condition and results of operations but also because application and interpretation of these policies require both judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition

Our revenues are derived from sales of CMOS image sensors and camera modules to our customers and from the provision of engineering, technology and other services to DongbuAnam. For products sold in Korea under agreements that do not allow for returns or credits for our customers, we recognize revenues upon product shipment. For products sold in Korea under agreements that allow for returns or credits for our customers, revenues are recognized upon product acceptance by the customer. For products sold outside of Korea, title and risk of loss are transferred to customers upon shipment, and at that point, there are no further customer acceptance requirements or rights of return. Accordingly, revenue is recognized upon product shipment.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, additional allowances may be required.

We record warranty liabilities for the estimated costs that may be incurred under our limited warranty. This warranty covers product defects based on compliance to our specifications and is normally applicable for 12 months from the date of purchase. These liabilities are accrued when revenues are recognized. Warranty costs include the costs to replace defective products. Factors that affect our warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy our warranty obligation.

Allowance for Inventory Valuation

Inventories are stated at the lower of cost, using the weighted-average method, or market value. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories. We estimate the net realizable value for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. Inventory reserves are established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes. Reserves are also established for excess inventory based on inventory levels, as judged by management, for each specific product. The determination of reserves for obsolete and excess inventory involves significant judgment, including the ability to forecast customer demand, trends in the development of new technology, and other market forces affecting the price for our products. To date, we have used historical data and other industry trends to forecast customer demand and price levels. However, these estimates could vary significantly from actual results.

Accounting for Stock Options

We account for stock options in accordance with the provisions of SFAS 123, Accounting for Stock Based Compensation, using the fair value method based on the Black-Scholes model. Under the fair value method, compensation cost for stock option grants is measured at the date of grant based on the fair value of the award and recognized over the service period on a straight-line basis. The determination of fair value of the award at the date of grant using the Black-Scholes model requires estimates about our expected dividend yield, expected risk free interest rate, expected volatility, expected life and the fair value of our common shares on the date of grant. See “—Certain Principal Factors Affecting Our Results of Operations and Financial Condition—Stock Option Compensation” for further discussion of our accounting for stock options.

We have used an independent appraisal firm, Duff & Phelps LLC, formerly Standard & Poor’s Corporate Value Consulting, to assist with the valuation of our common shares, and our stock options, at each date of grant. The determination of the fair value of our common shares on each date of grant was a two step process: first, it was necessary to calculate a deemed business enterprise value for our company, and second, it was necessary to calculate an estimated fair value of our common shares on a non-marketable, minority basis. The business enterprise value was determined based on an income approach, using the discounted cash flow method and an estimated weighted average cost of capital, utilizing a venture capital rate of return. Then, for benchmarking purposes only, implied revenue multiples were calculated based on the value determined under the income approach, and compared to the revenue multiples of comparable companies. The estimated fair value of our common shares was calculated using an option pricing model, using the business enterprise value, an estimated volatility, a time to liquidation and a risk free interest rate.

When applying the discounted cash flow method, which is a form of the income approach, the cash flows expected to be generated by a business are discounted to the present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. This rate of return is an overall rate based on the individual rates of return for invested capital, which consist of interest-bearing debt and equity capital. The return, known as the weighted average cost of capital, is calculated by weighting the required returns on interest-bearing debt, preferred equity capital, and common equity capital in proportion to the estimated percentages in an expected capital structure. In determining a discount rate using the weighted average cost of capital, we chose a venture capital rate of return because we are a privately-held company, and we are still in our initial growth and development stage. These rates are recommended by a task force report of the American Institute of Certified Public Accountants, or AICPA, that provides guidance on the rates of return commanded by venture capital investors at various stages of an investee company’s development.

When we used the income approach to determine our business enterprise value, we used projections of our cash flows for a ten year period, as a reasonable forecast horizon, and after ten years, we used a terminal value because we believe our business will have exited the initial growth and development stage at that time, and we will have established a normalized growth rate that is comparable to other more mature companies in our industry. Projected revenues assumed an expected annual growth rate based on our expectations and also the projected growth in our industry from analyst reports for our industry, such as Standard & Poor’s Industry Surveys. Projected cost of goods sold and projected operating expenses, as a percentage of projected revenues, are expected to decline over the projection period as our revenue grows, and as we are able to benefit from economies of scale. Our projected tax rate was based on the current corporate tax rate in Korea. The terminal value of our cash flows after the ten-year period was calculated using the Gordon Growth methodology, based on our long-term expected growth assumptions using our expectations and analyst reports for our industry. The Gordon Growth methodology, a commonly used methodology for determining the terminal value of a company which has reached a phase of growing at a constant rate, is based on calculations of the free cash flow in the year following the last year of the projection period and the appropriate capitalization rate to apply to the free cash flow. The capitalization rate is calculated by subtracting the long-term growth rate from the discount rate.

Our resulting business enterprise value was allocated between our common and preferred shares using the option pricing model. The primary assumptions in the option pricing model are an estimated volatility, based on expected time to the offering, and the risk free interest rate. We estimated volatility based on both the historical volatility of comparable publicly traded companies, over the anticipated time to liquidity assumption, and the implied volatility of such companies, based on publicly traded option prices in the market. We estimated the risk free interest rate based on the risk free rate for a U.S. treasury bond with a time to maturity equal to the expected time to the offering. Additionally, the model assumes that as the value of a company increases from zero to the liquidation preferences of preferred shares, all potential increase in value accrues to the preferred shares. As the value of the company increases beyond the liquidation preferences, all further potential increase in value accrues to the common shares until the value reaches a point at which the preferred shares convert to common shares. Any increase in the company’s value past this conversion point are shared pro-rata between common and preferred shares according to the post-conversion share ratio.

Determination of the fair value of our common shares involves complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. If we make different judgments or adopt different assumptions, material differences could result in the timing and amount of the share-based compensation expenses recorded because the estimated fair value of the underlying shares for the options granted would be different.

During the nine months ended September 30, 2005, we granted stock options to purchase 40,000 common shares on March 25, 2005 and 184,400 common shares on August 26, 2005, at an exercise price of (Won)6,500 (US$6.24) per share. For the valuation of our common shares on August 26, 2005, we discounted our ten-year projected cash flows using a venture capital rate of return for the weighted average cost of capital of 30.0%. For the ten-year projected cash flows, we used a compound annual growth rate for revenue over the ten-year period of 35.3%; we further assumed that projected cost of revenues, as a percentage of revenues, would decrease from 80.0% to 60.3% over the ten-year period and projected selling, general and administrative expenses, as a percentage of revenues, would decrease from 19.0% to 17.2% over the ten-year period. We used 27.5% as the projected tax rate for the entire projection period. To derive the terminal value after ten years, we used a normalized growth rate of 5.0%. The resulting business enterprise value was (Won)137.8 billion (US$132.2 million), which was allocated to our common and preferred shares under the option pricing model, using a volatility of 60.0%, a time to liquidation of three months and a risk free interest rate of 3.55%.

Commencing on January 1, 2006, we will adopt SFAS No. 123(R), Share-based Payment. See “—Recent Accounting Pronouncements.” We do not expect this change to have a significant impact on our results of operations and disclosures.

Deferred Income Taxes

We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, which require the asset and liability method. We review our deferred tax assets on a regular basis to evaluate their recoverability based on the expected enacted tax rates and projections of the expected realization of our deferred tax liabilities, projections of future taxable income, and tax planning strategies that we might employ to utilize such assets. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including our ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the business operates, and the overall future industry outlook.

Internal Controls

We and our independent registered public accountants have identified certain material weaknesses in our finance team’s ability to support the financial reporting requirements of a U.S. registrant. A material weakness, as defined under standards of the Public Company Accounting Oversight Board (United States), is a significant deficiency in the design or operation of internal controls, which does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the consolidated reporting package being reviewed may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

In connection with their audit of our financial statements prepared under U.S. GAAP, our independent accountants have specifically referenced, among other things, the following material weaknesses in our internal controls and financial statement reporting procedures:

•	our lack of full-time staff members with U.S. GAAP expertise to timely prepare consolidated financial statements under U.S. GAAP;

•	missing accounting records for certain transactions; and

•	our lack of an automatic reporting system for financial transactions and our reliance on spreadsheet programs, which are generally more prone to errors.

Our management is currently executing a range of actions to address the weaknesses identified by us and our auditors in our internal controls and financial statement reporting procedures. On August 22, 2005, we hired two individuals with U.S. GAAP expertise and, on September 5, 2005, we hired an additional employee with accounting expertise to focus on inventory and cost management. In addition, we have adopted a new document retention policy and have begun implementing an enterprise reporting system to support U.S. GAAP reporting. We expect to begin utilizing our new enterprise reporting system in the first quarter of 2006.

Although we expect to be able to address these weaknesses in a timely manner, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. See “Risk Factors.” If we fail to achieve and maintain an effective system of internal controls, we may be unable to accurately report our financial results or reduce our ability to prevent or detect fraud.

Quarterly Results

The following table presents unaudited consolidated financial information for the seven fiscal quarters ended September 30, 2005, prepared in accordance with U.S. GAAP. We believe that all the necessary adjustments, consisting mainly of normal recurring adjustments, have been included in the amounts stated below to fairly present the selected quarterly information when read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the Three Months Ended
	Mar. 31, 2004		Jun. 30, 2004		Sept. 30, 2004		Dec. 31, 2004		Mar. 31, 2005		Jun. 30, 2005		Sept. 30, 2005
	(unaudited)
	(in millions of Korean Won)
Revenues:
Products	(Won)	10,099	(Won)	7,082	(Won)	5,023	(Won)	9,152	(Won)	6,543	(Won)	8,940	(Won)	12,641
Services		196		1,999		988		1,257		977		591		726

Total revenues		10,295		9,081		6,011		10,409		7,520		9,531		13,367

Cost of revenues:
Products		12,400		6,162		5,151		7,744		6,504		7,652		8,429
Services		40		376		161		254		207		85		94

Total cost of revenues		12,440		6,538		5,312		7,998		6,711		7,737		8,523

Gross profit (loss)		(2,145)		2,543		699		2,411		809		1,794		4,844
Operating expenses:
Selling, general and administrative		404		1,931		722		909		1,098		1,102		1,350
Research and development, net of government grants		615		644		805		1,147		912		510		1,076

Total operating expenses		1,019		2,575		1,527		2,054		2,010		1,612		2,426

Income (loss) from operations		(3,164)		(32)		(828)		357		(1,201)		182		2,418
Other income (expense):
Interest income (expense), net		(15)		(44)		(61)		(110)		(112)		(132)		(145)
Foreign exchange gain, net		122		76		11		128		(163)		346		(120)
Others, net		–		5		–		(2)		(6)		(53)		50

Income (loss) before income taxes and loss from equity method investments		(3,057)		5		(878)		371		(1,482)		343		2,203

Income tax expenses		201		–		58		(25)		–		–		–

Income (loss) before loss from equity method investments		(3,258)		5		(936)		396		(1,482)		343		2,203
Gain (loss) from equity methods investments, net		–		28		(217)		(83)		(11)		(116)		(91)
Dilution gain from equity method investments		–		–		–		–		74		337		–

Net income (loss)	(Won)	(3,258)	(Won)	33	(Won)	(1,153)	(Won)	313	(Won)	(1,419)	(Won)	564	(Won)	2,112

Accretion of preferred shares		(366)		(451)		(453)		(299)		(422)		(524)		(549)
Net income (loss) attributable to common shareholders		(3,624)		(418)		(1,606)		14		(1,841)		40		1,563

Our quarterly operating results have varied significantly during the seven quarters ended September 30, 2005.

Revenues Fluctuation

Revenues from sales of our CMOS image sensors and camera modules have fluctuated significantly as a result of the timing of new product releases, the relative short life cycles of our products, which range from six months to 18 months, changes in our customer base and a tendency for new product orders to be more concentrated during the first three months of a product life cycle.

•	For each of the three months ended March 31, 2004, December 31, 2004, June 30, 2005 and September 30, 2005, our product sales were higher, primarily due to the release of new higher margin products and new customer acquisitions during those quarters.

•	For the three months ended June 30, 2004, revenues from our product sales decreased due to financial difficulties suffered by two of our top customers, Maxon and Telson, partially offset by a significant increase in revenues from our services which we began providing to DongbuAnam in the previous quarter.

•	For each of the three months ended September 30, 2004 and March 31, 2005, our revenues from product sales decreased due to the quarters coinciding with closing stages of product order cycles without new product orders to counterbalance the end of the order cycles.

Gross Profit

Our gross profits have fluctuated significantly during the seven quarters ended September 30, 2005, primarily as a result of order cancellations, volatility of manufacturing yields and timing of inventory write-downs.

•	For the three months ended March 31, 2004 and June 30, 2004, we experienced the cancellation of a significant portion of our PO1030 inventory due to the bankruptcy of Maxon and Telson who were two of our top five customers, and as a result, we recorded a charge for excess inventories in the first and second quarters of 2004. In the three months ended September 30, 2005, we recorded (Won)1,111 million (US$1.1 million) on the sale of PO1030 inventory, which we had previously written off. We sold these inventories at a price that was less than our original cost of (Won)2,065 million, which we had written off prior to December 31, 2004.

•	For the three months ended June 30, 2004, gross margin increased mainly due to the addition of our services business, which has benefited from an average gross margin of approximately 82% during the seven quarters ended September 30, 2005.

•	For each of the three months ended September 30, 2004 and March 31, 2005, we experienced a decline in gross profits, primarily due to decreases in the average sales price of our products sold during those quarters, without corresponding decreases in our cost of revenues.

•	For each of the three months ended June 30, 2005 and September 30, 2005, gross margin for our products increased mainly as a result of an increase in sales of our higher margin CMOS image sensors and a decrease in sales of our lower margin camera modules.

Operating Expenses Fluctuation

•	Our selling, general and administrative expenses have generally increased during the seven quarters ended September 30, 2005, primarily due to increases in our sales, marketing and administration personnel and sales commissions paid to international sales agents. In the three months ended June 30, 2004, our selling, general and administrative expenses increased significantly mainly due to an increase in our allowance for doubtful accounts attributable to Maxon and Telson.

•	Our research and development expenses have generally increased during the first five quarters ended March 31, 2005, primarily due to increases in our headcount and research development activities in order to design and develop new products and technology. In the three months ended December 31, 2004, our research and development expenses increased significantly primarily due to additional expenses related to our process technology upgrade. In the three months ended June 30, 2005, our research and development expenses decreased primarily as a result of a significant decrease in our mask expenses, which was attributable to our research and development cycle entering a design phase for the next generation of products after a concentrated testing and development period during the preceding three quarters. As we began testing and developing the next generation of products, our research and development expense increased in the three months ended September 30, 2005.

For the foregoing factors, we believe that quarter to quarter comparisons of our operating results should not be relied upon as an indication of our future performance. In the past, our results of operations have fluctuated significantly, and we expect similar quarterly fluctuations in the future as a result of a number of factors beyond our control. In addition, because a significant percentage of our revenues has been and is expected to continue to be derived from a limited number of mobile camera phone manufacturers and distributors, any variation in the timing of orders from those large customers, or design wins or losses from potential large customers, can result in significant fluctuations in our quarterly operating results. Our anticipated research and development and selling, general and administrative expenses are based, in part, on future projections of revenues. As a result of these and other factors, it is likely that in some future period, our operating results or business outlook will be below the expectations of securities analysts or investors, which would likely result in a significant reduction in the market price of our ADSs. See “Risk Factors—Risks Related to Our Business—Fluctuations in our quarterly operating results make it difficult to predict our future performance and may result in volatility in the market price of our ADSs.”

Results of Operations

The following table sets forth the results of our operations expressed as a percentage of our total sales for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	For the Years Ended December 31,			For the Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Revenues:
Products	100.0%	100.0%	87.6%	87.5%	92.5%
Services	0.0	0.0	12.4	12.5	7.5

Total revenues	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
Products	405.5	81.8	87.9	93.4	74.2
Services	0.0	0.0	2.3	2.3	1.3

Total cost of revenues	405.5	81.8	90.2	95.7	75.5

Gross profit (loss)	(305.5)	18.2	9.8	4.3	24.5
Operating expenses:
Selling, general and administrative	424.7	6.4	11.1	12.1	11.7
Research and development, net of government grants	912.3	7.5	8.9	8.1	8.2

Total operating expenses	1,337.0	13.9	20.0	20.2	19.9

Income (loss) from operations	(1,642.5)	4.3	(10.2)	(15.9)	4.6
Other income (expense):
Interest income (expense), net	(67.1)	0.0	(0.6)	(0.5)	(1.3)
Foreign exchange gain, net	0.0	0.8	0.9	0.9	0.2
Others, net	(31.5)	0.0	0.0	0.0	0.0

Total other income (expense)	(98.6)	0.8	0.3	0.4	(1.1)

Income (loss) before income taxes and loss from equity method investments	(1,741.1)	5.1	(9.9)	(15.5)	3.5
Income tax expenses	0.0	0.6	0.7	1.0	0.0

Income (loss) before loss from equity method investments	(1,741.1)	4.5	(10.6)	(16.5)	3.5
Gain (loss) from equity method investments, net	0.0	0.0	(0.8)	(0.7)	(0.7)
Dilution gain from equity method investments	0.0	0.0	0.0	0.0	1.3

Net income (loss)	(1,741.1)	4.5	(11.4)	(17.2)	4.1

Accretion of preferred shares	0.0	(6.4)	(4.3)	(5.0)	(4.9)

Net loss attributable to common shareholders	(1,741.1)	(1.9)	(15.7)	(22.2)	(0.8)

The First Nine Months of 2005 Compared to the First Nine Months of 2004

Revenues

We generated total revenues of (Won)30,418 million (US$29.2 million) in the first nine months of 2005, an increase of 19.8% from our total revenues of (Won)25,387 million in the first nine months of 2004.

Products. Our revenues from sales of our products increased 26.7% to (Won)28,124 million (US$27.0 million) in the first nine months of 2005 from (Won)22,204 million in the first nine months of 2004, primarily due to an increase in sales volume of our CMOS image sensors, partially offset by a decrease in the average sales price of our products.

•	CMOS Image Sensors. Our revenues from sales of our CMOS image sensors increased 173.0% to (Won)12,582 million (US$12.1 million) in the first nine months of 2005 from (Won)4,608 million in the first nine months of 2004, primarily as a result of an increase in sales of our VGA 0.3 megapixel image sensors to our customers in China and Japan, partially offset by 77.0% decrease in the average sales price of our CMOS image sensors. We sold approximately 6.9 million CMOS image sensors in the first nine months of 2005, compared to approximately 0.6 million in the first nine months of 2004.

•	Camera Modules. Our revenues from sales of our camera modules decreased 11.9% to (Won)15,302 million (US$14.7 million) in the first nine months of 2005 from (Won)17,363 million in the first nine months of 2004, primarily as a result of a 43.4% decrease in the average sales price of our camera modules, partially offset by an increase in our sales volume to approximately 2.3 million camera modules sold in the first nine months of 2005, compared to approximately 1.5 million in the first nine months of 2004.

Services. Our revenues from services decreased 27.9% to (Won)2,294 million (US$2.2 million) in the first nine months of 2005 from (Won)3,183 million in the first nine months of 2004, primarily as a result of a decrease in service fees received from DongbuAnam caused by a 39.0% decrease in the average sales price of CMOS image sensors DongbuAnam sold to Sharp, partially offset by an increase in DongbuAnam’s sales volume to approximately 5.6 million image sensors sold to Sharp in the first nine months of 2005, compared to approximately 5.1 million image sensors sold in the first nine months of 2004.

Cost of Revenues

Products. Our cost of revenues from sales of our products decreased 4.8% to (Won)22,585 million (US$21.7 million) in the first nine months of 2005 from (Won)23,713 million in the first nine months of 2004, primarily as a result of a decrease in our provision for losses on valuation of inventory and our cost of outsourced manufacturing in the first nine months of 2005, partially offset by increases in our costs of materials and salary and benefits in the first nine months of 2005.

•	Total provision for losses on valuation of inventory decreased 67.2% to (Won)2,244 million (US$2.2 million) in the first nine months of 2005 from (Won)6,836 million in the first nine months of 2004, primarily due to a significant decrease in the amount of order cancellations from our customers in the first nine months of 2005. Our net loss on valuation of inventory in the first nine months of 2004 was primarily attributable to order cancellations from Maxon and Telson.

•	Total cost of outsourced manufacturing, testing and assembly of our products decreased 15.5% to (Won)6,100 million (US$5.9 million) in the first nine months of 2005 from (Won)7,221 million in the first nine months of 2004, primarily due to a significant reduction in the per unit cost of outsourced assembly of our camera modules in the first nine months of 2005 primarily attributable to our new lower-cost camera module assembly contractors in China, partially offset by an increase in the volume of our products manufactured and an increase in our per unit wafer manufacturing cost, which was primarily attributable to temporary lower manufacturing yields caused by hardware upgrades at DongbuAnam, in the first nine months of 2005.

•	Total cost of materials increased 37.2% to (Won)12,493 million (US$12.0 million) in the first nine months of 2005 from (Won)9,107 million in the first nine months of 2004, primarily due to increases in sales volume of our CMOS image sensors and camera modules.

•	Total cost of salary and benefits, including stock-based compensation expenses, of our employees associated with product manufacturing, customization and support increased 219.0% to (Won)1,748 million (US$1.7 million) in the first nine months of 2005 from (Won)548 million in the first nine months of 2004, primarily due to an increase in relevant employee headcount to 18 in the first nine months of 2005 from 6 in the first nine months of 2004.

Services. Our cost of revenues from our services decreased 33% to (Won)386 million (US$0.4 million) in the first nine months of 2005 from (Won)577 million in the first nine months of 2004, primarily due to a decrease in per unit testing fees and an increase in manufacturing yield by DongbuAnam which reduced the number of wafers required to be tested to achieve the same number of usable wafers sold to Sharp.

Gross Profit

Our gross profit increased to (Won)7,447 million (US$7.1 million) in the first nine months of 2005 from (Won)1,097 million in the first nine months of 2004, representing gross margins of 24.5% and 4.3%, respectively. Gross margins increased in the first nine months of 2005 primarily as a result of a shift in our product mix, whereby our sales of CMOS image sensors increased from 18.0% of our total revenues in the first nine months of 2004 to 41.4% of our total revenues in the first nine months of 2005, a decrease in our losses on valuation of inventory, a decrease in our module assembly costs and sales of products in our inventory previously recorded as a loss, partially offset by a decline in average sales prices of our CMOS image sensors and camera modules and temporary lower manufacturing yields. In addition, gross margin increased as we recorded (Won)1,111 million (US$1.1 million) in gross profit on the sale of PO1030 image sensor inventory, which had been previously written off at December 31, 2004. Costs of (Won)2,065 million were previously expensed prior to December 31, 2004 for these units. Our overall gross profit increase in the first nine months of 2005 was offset by a decrease in our gross profit from services to (Won)1,908 million (US$1.8 million) in the first nine months of 2005 from (Won)2,606 million in the first nine months of 2004, representing gross margins of 83.2% and 81.9%, respectively.

Operating Expenses

Our operating expenses increased 18.1% to (Won)6,048 million (US$5.8 million) in the first nine months of 2005 from (Won)5,121 million in the first nine months of 2004, primarily as result of increases in our selling, general and administrative and research and development expenses, net of government grants.

Selling, General and Administrative

Our selling, general and administrative expenses increased 16.1% to (Won)3,550 million (US$3.4 million) in the first nine months of 2005 from (Won)3,057 million in the first nine months of 2004, primarily due to increases in total salary and benefits to our sales, marketing and administration employees and sales commissions to our international sales agents, partially offset by a decrease in our provision for allowance for doubtful accounts.

•	Total salary and benefits to our sales, marketing and administration employees increased 141% to (Won)2,117 million (US$2.0 million) in the first nine months of 2005 from (Won)877 million in the first nine months of 2004. This increase was primarily due to an increase in our sales, marketing and administration personnel to 47 employees in the first nine months of 2005 from 29 employees in the first nine months of 2004, and an increase in the average compensation of those employees.

•	Total sales commissions to international sales agents increased 511% to (Won)232 million (US$0.2 million) in the first nine months of 2005 from (Won)38 million in the first nine months of 2004, almost exclusively due to an increase in sales to customers in China.

•	Total provision for allowance for doubtful accounts decreased 96.0% to (Won)67 million in the first nine months of 2005 from (Won)1,574 million in the first nine months of 2004, as none of our top customers failed to make required payments in the first nine months of 2005, unlike the first nine months of 2004 when Maxon and Telson failed to make required payments in the amount of (Won)1,567 million.

Research and Development, Net of Government Grants

Our research and development expenses, net of government grants, increased 21.0% to (Won)2,498 million (US$2.4 million) in the first nine months of 2005 from (Won)2,064 million in the first nine months of 2004, primarily as a result of our transition from 0.25 µm to 0.18 µm technology and an increase in salary and benefits for our research and development personnel, partially offset by a decrease in expenses for masks as we entered into a new design phase for our next generation of products, which generally precedes the prototype mask development phase, during the first nine months of 2005.

Other Income (Expense)

We recorded net other expense of (Won)335 million (US$0.3 million) in the first nine months of 2005 after recording net other income of (Won)94 million in the first nine months of 2004, principally as a result of an increase in interest expenses and a decrease in net foreign exchange gain.

Interest Expense, Net

Our net interest expense increased 224.0% to (Won)389 million (US$0.4 million) in the first nine months of 2005 from (Won)120 million in the first nine months of 2004, primarily due to an increase in our short-term borrowings.

Foreign Exchange Gain, Net

Our net foreign exchange gain decreased 70.0% to (Won)63 million in the first nine months of 2005 from (Won)209 million in the first nine months of 2004, which was attributable to currency fluctuations between the U.S. dollar and the Korean Won.

Income Tax Expenses

We did not recognize any income tax expenses in the first nine months of 2005, compared to recognized income tax expenses of (Won)259 million in the first nine months of 2004.

Loss from Equity Method Investments

Our loss from equity method investments increased 15.3% to (Won)218 million (US$0.2 million) in the first nine months of 2005 from (Won)189 million in the first nine months of 2004, primarily due to a loss of (Won)245 million from our 37.5% equity interest in PTI in Taiwan in the first nine months of 2005, primarily attributable to PTI’s startup costs and a decrease in our gain from our 13.9% equity interest in Tesna to (Won)26 million in the first nine months of 2005 from (Won)44 million in the first nine months of 2004.

Dilution Gain from Equity Method Investments

We recognized a dilution gain from equity method investments of (Won)411 million (US$0.4 million) in the first nine months of 2005 as a result of dilutions in our equity interests in our Tesna and PTI from 20.0% and

42.9%, respectively, to 13.9% and 37.5%, respectively, in the first nine months of 2005. We did not recognize any dilution gain from equity method investments in the first nine months of 2004.

Net Income (Loss)

We recognized net income from operations of (Won)1,257 million (US$1.2 million) in the first nine months of 2005, compared to a net loss of (Won)4,378 million in the first nine months of 2004, as a result of the cumulative effect of the factors described above.

Accretion of Preferred Shares

We recorded a charge to retained earnings and additional paid-in capital for accretion of preferred shares of (Won)1,495 million (US$1.4 million) in the first nine months of 2005, compared to (Won)1,270 million in the first nine months of 2004, to account for the accretion related to the redemption amounts of our Series A preferred shares.

Net Loss Attributable to Common Shareholders

Our net loss attributable to common shareholders decreased to (Won)238 million (US$0.2 million) in the first nine months of 2005 from (Won)5,648 million in the first nine months of 2004, due to a recognition of a net income and an increase in accretion of preferred shares in the first nine months of 2005.

2004 Compared to 2003

Revenues

We generated total revenues of (Won)35,796 million (US$34.3 million) in 2004, an increase of 101.0% over our total revenues of (Won)17,806 million in 2003.

Products. Our revenues from sales of our products increased 76.1% to (Won)31,356 million (US$30.1 million) in 2004 from (Won)17,806 million in 2003, primarily due to an increase in sales of our CMOS image sensors and camera modules. Our revenues in 2003 reflect revenues from the second half of 2003 only, as we did not start mass producing our products until July 2003.

•	CMOS Image Sensors. Our revenues from sales of our CMOS image sensors increased 679.2% to (Won)6,296 million (US$6.0 million) in 2004 from (Won)808 million in 2003, primarily as a result of an increase in domestic sales, attributable to stronger demand for our VGA 0.3 megapixel image sensors and commercialization of a new SXGA 1.3 megapixel image sensor in 2004, partially offset by a decline of approximately 20% in the average sales price of our VGA 0.3 megapixel image sensors in 2004. We sold approximately 0.9 million CMOS images sensors in 2004, compared to approximately 70,000 in 2003.

•	Camera Modules. Our revenues from sales of our camera modules increased 49.6% to (Won)24,663 million (US$23.7 million) in 2004 from (Won)16,491 million in 2003, primarily as a result of increased sales of our VGA-based camera modules to China from (Won)207 million in 2003 to (Won)7,659 million (US$7.3 million) in 2004, partially offset by a decline of approximately 15% in the average sales price of our camera modules in 2004 and a 6.4% decrease in domestic sales of our camera modules. We sold approximately 2.2 million camera modules in 2004, compared to approximately 1.3 million in 2003.

Services. Our revenues from services in 2004 was (Won)4,440 million (US$4.3 million). This was attributable to service fees from our business arrangements with DongbuAnam related to Sharp. DongbuAnam sold approximately 7.7 million image sensors to Sharp under this arrangement. We did not recognize revenues from services in 2003.

Cost of Revenues

Products. Our cost of revenues from sales of our products increased 116.0% to (Won)31,457 million (US$30.2 million) in 2004 from (Won)14,562 million in 2003, primarily as a result of an increase in the sales of our CMOS image sensors and camera modules and increases in cost of materials, cost of manufacturing, losses on valuation of inventory, and salary and benefits.

•	Total cost of materials increased by 127.4% to (Won)12,664 million (US$12.1 million) in 2004 from (Won)5,570 million in 2003, primarily as a result of an increase in the sales of our products.

•	Total cost of outsourced manufacturing, testing and assembly of our products increased 69.2% to (Won)10,674 million (US$10.2 million) in 2004 from (Won)6,308 million in 2003, primarily due to a corresponding increase in the volume of our products manufactured in 2004 as compared to 2003.

•	Total provision for loss on valuation of inventory increased 265.8% to (Won)7,349 million (US$7.1 million) in 2004 from (Won)2,009 million in 2003, primarily due to increases in:

•	canceled purchase orders from financially-troubled customers, which accounted for 39.8% of our total loss on valuation of inventory in 2004;

•	unsold lower grade image sensors, which accounted for 36.7% of our total loss on valuation of inventory in 2004; and

•	unsold image sensors manufactured in anticipation of future orders, which accounted for 23.5% of our total loss on valuation of inventory in 2004.

•	Total cost of salary and benefits, including stock-based compensation expenses, of our employees associated with product manufacturing, customization and support increased 13.9% to (Won)769 million (US$0.7 million) from (Won)675 million in 2003, primarily due to an increase in the headcount to 21 employees in 2004 from 6 employees in 2003.

Services. Our cost of revenues from our services was (Won)831 million (US$0.8 million) in 2004, which mainly consists of wafer testing fees related to our services business with DongbuAnam and Sharp.

Gross Profit (Loss)

Our gross profit increased 8.1% to (Won)3,508 million (US$3.4 million) in 2004 from (Won)3,244 million in 2003, representing gross margins of 9.8% and 18.2% in 2004 and 2003, respectively. Our gross margins decreased primarily due to a significant increase in our loss on valuation of inventory and partially due to a decline in average sales prices of our CMOS image sensors and camera modules and an increase in wafer manufacturing costs. The average sales prices of our products declined in 2004 mainly due to a decline in prices of our VGA and SXGA products and delays in the introduction of new products. Our gross profit from services was (Won)3,609 million (US$3.5 million) in 2004, representing a gross margin of 81.3%, which partially mitigated our overall gross margin decline in 2004.

Operating Expenses

Our operating expenses increased 190.4% to (Won)7,177 million (US$6.9 million) in 2004 from (Won)2,471 million in 2003, primarily due to increases in our selling, general and administrative and our research and development expenses, net of government grants.

Selling, General and Administrative

Our selling, general and administrative expenses increased 249.1% to (Won)3,966 million (US$3.8 million) in 2004 from (Won)1,136 million in 2003, primarily due to increases in allowance for doubtful debts, total salary and benefits to our sales, marketing and administration employees and sales commissions to our international sales agents.

•	Total provision for allowance for doubtful accounts increased to (Won)1,447 million (US$1.4 million) in 2004 from (Won)71 million in 2003, primarily due to the inability of two of our top customers, Maxon and Telson, to make required payments of (Won)1,240 million and (Won)191 million, respectively, in 2004.

•	Total salary and benefits to our sales, marketing and administration employees increased 152.8% to (Won)1,292 million (US$1.2 million) in 2004 from (Won)511 million in 2003. This increase was primarily due to an increase in our sales, marketing and administration personnel to 32 employees in 2004 from 16 employees in 2003, and an increase in the average compensation of those employees.

•	Total sales commissions to international sales agents increased to (Won)322 million (US$0.3 million) in 2004 from (Won)8 million in 2003, almost exclusively due to an increase in sales to customers in China.

Research and Development, Net of Government Grants

Our research and development, net of government grants, increased 140.5% to (Won)3,211 million (US$3.1 million) in 2004 from (Won)1,335 million in 2003, primarily due to increases in the number of new prototype masks produced, expenses for design tools and software, and salary and benefits for our research and development personnel.

•	Total expenses for masks increased 142.8% to (Won)1,525 million (US$1.5 million) in 2004 from (Won)628 million in 2003, as a result of an increase in the number of new products in development which required more masks to be constructed.

•	Total expenses for design tools and software increased 298.7% to (Won)949 million (US$0.9 million) in 2004 from (Won)238 million in 2003, as a result of tools and software purchased for designing technologically sophisticated new products.

•	Total salary and benefits for our research and development personnel increased 45.7% to (Won)663 million (US$0.6 million) in 2004 from (Won)455 million in 2003, as we increased the number of our engineers to 16 in 2004 from 10 in 2003, in anticipation of new product development plans and process technology upgrade from 0.25 µm to 0.18 µm in 2005.

Other Income (Expense)

We recorded net other income of (Won)110 million (US$0.1 million) in 2004 after recording net other income of (Won)137 million in 2003, principally as a result of increases in losses on foreign currency transactions and interest expenses, partially offset by an increase in foreign exchange gains.

Interest Income (Expense), Net

We recorded net interest expense of (Won)230 million (US$0.2 million) in 2004 after recording net interest income of (Won)1 million in 2003, primarily due to an increase in short-term borrowing, and, to a lesser degree, a decrease in our bank balances and lower interest rates.

Foreign Exchange Gain, Net

Our net foreign exchange gain increased 144.2% to (Won)337 million (US$0.3 million) in 2004 from (Won)138 million in 2003, primarily due to favorable currency fluctuations between the U.S. dollar and the Korean Won.

Income Tax Expenses

Our income tax expenses increased 120.8% to (Won)234 million (US$0.2 million) in 2004 from (Won)106 million in 2003, primarily due to an increase in the valuation allowance on deferred tax assets of (Won)1,087 million, partially offset by a (Won)321 million tax credit.

Gain (Loss) from Equity Method Investments

We recorded a loss of (Won)272 million (US$0.3 million) from our equity method investments in 2004 due to a loss of (Won)329 million (US$0.3 million) from our 42.9% equity interest in PTI in Taiwan, partially offset by gains of (Won)57 million from our 20.0% equity interest in Tesna in Korea. We did not recognize any gain or loss from equity method investment in 2003.

Net Income (Loss)

We recognized a net loss from operations of (Won)4,065 million (US$3.9 million) in 2004, compared to net income from operations of (Won)804 million in 2003, as a result of the cumulative effect of the factors described above.

Accretion of Preferred Shares

We recorded a charge to retained earnings and additional paid-in capital for accretion of preferred shares of (Won)1,569 million (US$1.5 million) in 2004, compared to (Won)1,149 million in 2003, to account for the accretion related to the redemption amounts of our Series A preferred shares issued on March 17, 2003.

Net Loss Attributable to Common Shareholders

Our net loss attributable to common shareholders increased to (Won)5,634 million (US$5.4 million) in 2004 from a loss of (Won)345 million, due to our recording of a net loss and an increase in accretion of preferred shares in 2004.

2003 Compared to 2002

Revenues

We generated total revenues of (Won)17,806 million in 2003, compared to total revenues of (Won)73 million in 2002. This revenue growth was principally the result of the commercialization of our CMOS image sensors and camera modules in July 2003. We did not recognize revenues from our services in 2002 and 2003.

Cost of Revenues

Our cost of revenues increased to (Won)14,562 million in 2003 from (Won)296 million in 2002, primarily due to significant increases in the cost of materials, the cost of manufacturing, testing and assembly related to commercialization of our products, cost of salary and benefits, and cost of transportation and inventory impairment.

Gross Profit (Loss)

Our gross profit from sales of our products in 2003 increased to (Won)3,244 million in 2003 from a gross loss of (Won)223 million in 2002 as we commenced mass production and sale of our products in July 2003.

Operating Expenses

Our operating expenses increased to (Won)2,471 million in 2003 from (Won)976 million in 2002, primarily due to increases in our selling, general and administrative and our research and development expenses, net of government grants.

Selling, General and Administrative

Our selling, general and administrative expenses increased to (Won)1,136 million in 2003 from (Won)310 million in 2002, primarily due to increases in total salary and benefits to our sales, marketing and administration employees, commissions to international sales agents, and sales and marketing travel expenses.

Research and Development, Net of Government Grants

Our research and development, net of government grants, increased to (Won)1,335 million in 2003 from (Won)666 million in 2002, primarily due to an increase in the number of new masks produced for new products to be manufactured by our wafer foundry, and an increase in the number of engineers to 10 in 2003 from 6 in 2002, in anticipation of new product and system technology development.

Other Income (Expense)

We recognized net other income of (Won)137 million in 2003, compared to a net other expense of (Won)72 million in 2002. This increase in other income was principally the result of foreign exchange gains from proceeds in U.S. dollars from the sale of our Series A preferred shares and interest income.

Income Tax Expenses

We recorded a tax expense of (Won)106 million in 2003, primarily due to recognition of income from operations in 2003. We did not recognize any tax benefit or expense in 2002.

Net Income (Loss)

We recognized net income from operations of (Won)804 million in 2003, after suffering a net loss of (Won)1,271 million in 2002, as a result of the cumulative effect of the factors described above.

Accretion of Preferred Shares

We recorded a charge to retained earnings and additional paid-in capital for accretion of preferred shares of (Won)1,149 million in 2003 to account for the accretion related to the redemption amounts of our Series A preferred shares issued on March 17, 2003.

Net Loss Attributable to Common Shareholders

Our net loss attributable to common shareholders decreased to (Won)345 million in 2003 from a net loss of (Won)1,271 million in 2002, due to our recognition of a net income in 2003, partially offset by accretion of preferred shares.

Liquidity and Capital Resources

Our primary source of liquidity has been the net proceeds from our sales of preferred shares and funds from our short-term and long-term borrowings. The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,							For the Nine Months Ended September 30,
	2002		2003		2004		2004	2004		2005		2005
	(in millions of Korean Won and thousands of U.S. dollars)
Net cash provided by / (used in) operating activities	(Won)	(766)	(Won)	(4,568)	(Won)	(5,364)	$(5,148)	(Won)	(4,477)	(Won)	(1,196)	$(1,147)
Net cash provided by / (used in) investing activities		100		(858)		(1,499)	(1,438)		(1,203)		(1,244)	(1,194)
Net cash provided by / (used in) financing activities		114		5,649		7,718	7,404		6,027		1,987	1,906
Effect of exchange rate changes on cash and cash equivalents		—		(18)		53	51		(5)		(26)	(24)
Net increase / (decrease) in cash and cash equivalents		(552)		205		908	869		342		(479)	(459)
Cash and cash equivalents, beginning of year		633		81		286	275		286		1,194	1,145
Cash and cash equivalents, end of year/period		81		286		1,194	1,144		628		715	686

Cash Flows from Operating Activities

Our net cash used in operating activities decreased to (Won)1,196 million (US$1.1 million) in the first nine months of 2005 from (Won)4,477 million in the first nine months of 2004. The decrease in our net cash used in operating activities was primarily the result of our recognition of net income of (Won)1,257 million (US$1.2 million) in the first nine months of 2005, compared to a net loss of (Won)4,378 million in the first nine months of 2004, a net cash inflow from an increase in our trade accounts payable of (Won)3,444 million (US$3.3 million) in the first nine months of 2005, compared to a net cash outflow of (Won)911 million in the first nine months of 2004, and a net cash inflow from our inventories of (Won)731 million (US$0.7 million) in the first nine months of 2005, compared to a net cash outflow of (Won)9,238 million in the first nine months of 2004. The decrease in our net cash used in operating activities was partially offset by a net cash outflow from our accounts receivable of (Won)8,567 million (US$8.2 million) in the first nine months of 2005, compared to a net cash inflow of (Won)807 million in the first nine months of 2004, and by a decrease in our net cash outflow from adjustments for losses on valuation of inventory to (Won)2,244 million (US$2.2 million) in the first nine months of 2005 from (Won)6,836 million in the first nine months of 2004 and a decrease in our adjustments for provision for allowance for doubtful accounts to (Won)67 million in the first nine months of 2005 from (Won)1,574 million in the first nine months of 2004.

Our net cash used in operating activities increased to (Won)5,364 million (US$5.1 million) in 2004 from (Won)4,568 million in 2003 and (Won)766 million in 2002. This increase in our net cash used in operating activities was primarily as a result of our recording a net loss in 2004, coupled with a decrease in our gross margin from 18.2% in 2003 to 9.8% in 2004, and our cash outflow from inventories of (Won)7,792 million (US$7.5 million) and

(Won)8,382 million in 2004 and 2003, respectively, from account receivables of (Won)1,363 million (US$1.3 million) and (Won)5,729 million in 2004 and 2003, respectively, and from trade accounts payables of (Won)1,450 million (US$1.4 million) in 2004. The net cash outflow from our operating activities was partially offset by net cash inflow as a result of trade accounts payable of (Won)7,715 million in 2003, adjustments for losses on valuation of inventory of (Won)7,349 million (US$7.1 million) and (Won)2,009 million in 2004 and 2003, respectively, and adjustments for the allowance for doubtful accounts of (Won)1,447 million (US$1.4 million) and (Won)71 million in 2004 and 2003, respectively. Our net cash outflow from our operating activities of (Won)766 million in 2002 was primarily due to our recording a net loss in 2002.

Cash Flows from Investing Activities

Our net cash used in investing activities remained relatively stable in the first nine months of 2005, increasing slightly to (Won)1,244 million (US$1.2 million) during that period, compared to (Won)1,203 million in the first nine months of 2004. Our net cash used in investing activities in the first nine months of 2005 primarily consisted of cash outflows from our acquisition of property, plant and equipment in the amount of (Won)609 million (US$0.6 million), acquisition of investments in the amount of (Won)488 million (US$0.5 million), which reflected our additional investment in PTI, and payments on loans to affiliates and employees in the amount of (Won)90 million. Our net cash used in investing activities in the first nine months of 2004 primarily consisted of cash outflows from our acquisition of investments in the amount of (Won)653 million, our acquisition of intangible assets related to design tools in the amount of (Won)359 million and acquisition of property, plant and equipment in the amount of (Won)168 million.

Our net cash used in investing activities increased from (Won)858 million in 2003 to (Won)1,499 million (US$1.4 million) in 2004, primarily due to acquisitions of:

•	an equity interest in Pixelplus Technology Inc. for cash in the amount of (Won)510 million;

•	an equity interest in Tesna for cash and debt forgiveness in the aggregate amount of (Won)580 million; and

•	property, plant and equipment in the aggregate amount of (Won)295 million.

We had a net cash inflow of (Won)100 million in 2002, primarily due to the sale of our investment securities of (Won)150 million, partially offset by acquisitions of intangible assets.

Cash Flows from Financing Activities

Our net cash provided by financing activities decreased to (Won)1,987 million (US$1.9 million) in the first nine months of 2005 from (Won)6,027 million in the first nine months of 2004. The decrease in our net cash provided by financing activities was primarily due to a decrease in our proceeds from borrowings to (Won)7,812 million (US$7.5 million) in the first nine months of 2005 from (Won)12,003 million in the first nine months of 2004, partially offset by a slight decrease in our repayments of borrowings to (Won)5,825 million (US$5.6 million) in the first nine months of 2005 from (Won)5,976 million in the first nine months of 2004.

Our net cash provided by financing activities increased from (Won)114 million in 2002 to (Won)5,649 million in 2003 and to (Won)7,718 million (US$7.4 million) in 2004, primarily due to our net borrowings of (Won)7,718 million in 2004 and (Won)730 million in 2003 and our Series A preferred shares financing, which resulted in net proceeds of (Won)4,919 million from the sale of 1,441,600 Series A preferred shares at (Won)3,421 per share.

We had total borrowings of (Won)16,411 million (US$15.7 million) in 2004, compared to total borrowings of (Won)2,084 million and (Won)479 million in 2003 and 2002, respectively. These borrowings were partially offset by repayments of borrowings of (Won)8,693 million (US$8.3 million) in 2004, compared to repayments of borrowings of (Won)1,354 million and (Won)365 million in 2003 and 2002, respectively. The weighted average interest rates under the terms of our borrowings were 3.86%, 6.03% and 5.55% as of December 31, 2003 and 2004 and

September 30, 2005, respectively. All of our borrowings are loans from local banks extended to us under various secured and unsecured credit facilities.

One of our credit facilities contains certain financial covenants, including requirements to maintain annual operating income of more than (Won)3,000 million and net cash after operating activity of more than (Won)0. As we were unable to maintain these financial ratios through December 31, 2004, borrowings under the facility, totaling (Won)500 million, became due and payable on June 20, 2005. On June 27, 2005, the Company renegotiated the terms of this facility, and on June 30, 2005, repaid (Won)100 million of the outstanding balance and extended the repayment date for the remaining (Won)400 million to December 31, 2005.

The following table sets forth our total borrowings as of the dates indicated:

Short-Term Borrowings

	As of December 31,				As of September 30,
	2003		2004		2004		2005
	(in millions of Korean Won)
Loans, principally from banks:
Won denominated loans with weighted-average interest rates of 6.3%, 6.1% and 6.0% as of December 31, 2004 and September 30, 2004 and 2005	(Won)	–	(Won)	6,468	(Won)	4,500	(Won)	8,200
U.S. Dollar denominated loans with weighted-average interest rates of 5.0%, 5.0% and 5.0% as of December 31, 2004 and September 30, 2004 and 2005		–		673		749		678
Loans against receivables with weighted-average interest rates of 2.9%, 10.7%(1) and 3.5% and 4.8% as of December 31, 2003 and 2004 and September 30, 2004, and 2005, respectively		284		517		728		1,133
Current portion of long-term borrowings		208		427		427		596

Total	(Won)	492	(Won)	8,085	(Won)	6,404	(Won)	10,607

(1)	Consists of a single one-month term loan.

Long-Term Borrowings

	As of December 31,				As of September 30,
	2003		2004		2004		2005
	(in millions of Korean Won)
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2008 with interest rates ranging from 3.5% to 5.3% per annum	(Won)	1,425	(Won)	1,686	(Won)	1,753	(Won)	1,326
Less: current portion		(208)		(427)		(427)		(596)

Total	(Won)	1,217	(Won)	1,259	(Won)	1,326	(Won)	730

Capital Resources

Our primary source of liquidity has been the net proceeds from our sale of preferred shares and funds from our short-term and long-term borrowings. As of September 30, 2005, our cash and cash equivalents primarily consist of cash on hand and bank deposits. As of September 30, 2005, we had (Won)715 million (US$0.7 million) in cash and cash equivalents. We have entered into Korean Won denominated borrowing arrangements with certain Korean domestic banks, with an aggregate maximum facility of (Won)8,200 million and a collateralized borrowing facility of (Won)5,600 million, of which (Won)8,200 million and (Won)17 million were outstanding, respectively, at September 30, 2005. In addition, we have entered into one foreign currency denominated debt facility of US$650,000 as of September 30, 2005, the full amount of which was outstanding at such date.

We believe that our net proceeds from this offering, together with our current cash, cash equivalents, net cash provided by operating activities and proceeds from borrowings, will be sufficient to meet our capital needs, including anticipated capital expenditures, for at least the next 12 months. We expect to repay a significant portion of our outstanding borrowings with our net proceeds. Our capital requirements and liquidity will depend on many factors, including the level at which we maintain inventory and accounts receivables, market acceptance of our products, technological advances, costs of securing access to adequate manufacturing capacity, increases in our operating expenses and our relationship with our outsourcing contractors. In addition, we may require an increase in the level of our working capital to accommodate planned growth, hiring and other infrastructure needs. To the extent that funds generated by this offering, together with existing resources and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing or from borrowings. Additional funds may not be available, or if available, we may not be able to obtain them on terms favorable to us or to our shareholders. In the event that we do raise additional cash through equity financings, investors in this offering could be further diluted.

As of September 30, 2005, we did not have any bank commitment available under our credit facilities with foreign and domestic banks. We have not entered into any material financial guarantee or similar commitment to guarantee the payment obligation of a third party.

Capital Expenditures

Our capital expenditures for 2002, 2003, 2004 and the nine months ended September 30, 2005, which totaled (Won)5 million, (Won)344 million, (Won)295 million (US$0.3 million) and (Won)609 million (US$0.6 million), respectively, were primarily for the acquisition of property, plant and equipment. We anticipate that we will incur capital expenditures in the next 12 months of approximately (Won)500 million (US$0.5 million), primarily for upgrade of our technology and expansion of our international operation. In addition, we plan to purchase land in a government-subsidized technology park and build our new headquarters for approximately (Won)15,000 million (US$14.4 million) to (Won)16,000 million (US$15.3 million), payable in installments over a four-year period, from 2006 to 2009.

Off-Balance Sheet Arrangements

We have no outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2005:

			Payment Due by Period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Korean Won)
Contractual Obligations
Long-term debt obligations(1)	(Won)	1,326	(Won)	596	(Won)	688	(Won)	42	(Won)	–
Operating lease obligations(2)		693		251		442		–		–
Purchase obligations(3)		5,088		5,088		–		–		–

Total	(Won)	7,107	(Won)	5,935	(Won)	1,130	(Won)	42	(Won)	–

(1)	Excludes short-term borrowings.
(2)	Operating lease obligations consist of operating leases for our office space.
(3)	Purchase obligations consist of purchase orders outstanding for purchase of wafers from our suppliers and are net of VAT.

Other than our borrowings and contractual obligations set forth above, we do not have any long-term commitments.

Quantitative and Qualitative Disclosures about Market Risks

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of our business, we are subject to market risk associated with currency movements on non-Won denominated assets and liabilities and interest rate movements.

Foreign Currency Risk

In the first nine months of 2005, 97.0% of our revenues from domestic and overseas customers were denominated in U.S. dollars. In most of the countries in which our products are sold, including Korea, the revenues generated by our customers are denominated in U.S. dollars. While we received most of our revenues in U.S. dollars, 93.2% of our selling, general and administrative expenses and 44.8% of our cost of revenues in the first nine months of 2005 were denominated in Korean Won. Our financial statements are also prepared and presented in Korean Won. Appreciation or depreciation of the Korean Won against the U.S. dollar during any given period will result in foreign currency losses or gains and affect our gross profits and net income during that period, because our revenues and our cost of revenues may be recorded in different currencies. In 2004, we estimate that a hypothetical 10.0% appreciation of the Korean Won against the U.S. dollar would have reduced our net income by approximately 11.2%.

To date, we have not engaged in any foreign currency hedging activity to reduce our exposure to exchange rate fluctuations. If necessary, we plan to enter into hedging transactions in the future to reduce our exposure to foreign currency exchange risks.

Interest Rate Risk

Our risk exposure from changes in interest rates relates primarily to the interest expense due to our short-term and long-term borrowings and the interest income generated by excess cash invested in short term bank deposits. Interest-earning instruments carry a degree of interest rate risk. As substantially all of our cash and cash equivalents consist of bank deposits, we do not expect any material change with respect to our net income as a result of a 10% hypothetical interest rate change.

We may be exposed to interest rate risks on additional debt financing that we may periodically undertake to fund capital expenditures, as well as for working capital and other general corporate purposes. Upward fluctuations in interest rates increase the cost of new debt. The interest rate that we will be able to obtain in a new debt financing will depend on market conditions at that time and may differ from the rates we have secured on our current debt.

To date, we have not entered into any hedging or derivative transaction with regard to interest rates to manage our exposure to changes in interest rates. We currently do not have any plan to enter into such hedging or derivative transactions.

Inflation

Inflation in Korea and our other principal markets has not had a material impact on our results of operations. Inflation in Korea was 2.7% in 2002, 3.6% in 2003, 3.6% in 2004 and 2.8% in the first nine months of 2005.

Recent Accounting Pronouncements

In November and December 2004, the Financial Accounting Standards Board, FASB, issued and amended SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” Paragraph 5 of Accounting Research Bulletin, ARB, No. 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ” This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during the first fiscal year beginning after June 15, 2005. We do not expect a significant impact on our results of operations and disclosures.

In December 2004, the FASB issued SFAS No. 123(R), Share-based Payment, which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements using a fair-value-based method. The statement replaces SFAS 123, supersedes Accounting Principles Board, APB, Opinion No 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. The new statement will be effective for public entities in the first fiscal year beginning after June 15, 2005. We do not expect a significant impact on our results of operations and disclosures.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29. This statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect a significant impact on our results of operations and disclosures.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement replaces APB Opinion No. 20, Accounting

Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This standard is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. We do not expect a significant impact on our results of operations and disclosures.

BUSINESS

Overview

We design, develop and market high-performance, high-resolution and cost-effective CMOS image sensors for use in mobile camera phones and other applications such as PC cameras and security and surveillance systems. Our image sensors are used to capture and convert images into digital signals for display or transmission. As a fabless semiconductor company, we are focused on creating proprietary design technologies to develop and market image sensors with sharp, colorful, enhanced image quality, size efficiency and low power consumption, while outsourcing our manufacturing, testing and assembly requirements to independent companies.

Our product family consists of CMOS image sensors of various specifications, which are sold as stand-alone products or incorporated into camera modules. Our customers include some of the leading designers and manufacturers of mobile phones and camera modules, such as BYD Co., Ltd., China TechFaith, DART Express Incorporated, DK Semicon, Ningbo Bird Co., Ltd., Pantech Co., Ltd., ROHM Co., Ltd., Seiko Precision Inc. and Sharp. We market and sell our products primarily through our domestic direct sales force and through a network of authorized international sales agents and distributors.

Since we first began producing our image sensors in September 2002, our revenues have increased from (Won)73 million in 2002 to (Won)17,806 million in 2003 and to (Won)35,796 million (US$34.3 million) in 2004. For the first nine months of 2005, we recognized revenues of (Won)30,418 million (US$29.2 million). In 2004, we shipped approximately 10.8 million image sensors worldwide, of which 7.7 million CMOS image sensors were sold through DongbuAnam to Sharp under our arrangements with DongbuAnam, and during the first nine months of 2005, we shipped approximately 14.8 million CMOS image sensors and camera modules, of which approximately 5.6 million CMOS image sensors were sold through DongbuAnam to Sharp.

We intend to expand our market position in the image sensor industry by penetrating new geographic markets, such as North America and Western Europe. We recently began providing our CMOS image sensors for PC cameras and security and surveillance systems and also intend to develop and market our products for integration into emerging applications requiring high-resolution image sensors, such as automobiles, biometrics, pattern recognition, medical devices and toys. We believe that our expertise in design and process technologies, our strong ability to integrate multiple functions into a single-chip solution and our close relationships with customers will allow us to grow our business.

Industry Background

Image sensors are semiconductor devices that transform analog light and color into digital information for processing, storage or display without the need for photographic film. Such devices either employ CMOS or CCD technology. Recent demand for image sensors has been spurred by the growing market for digital cameras and more recently, mobile camera phones. Other applications for image sensors include automobiles, biometrics, pattern recognition, medical devices, PC cameras, security and surveillance systems and toys.

According to a November 2005 report issued by Gartner, the image sensor market generated US$1.7 billion in revenues in 2002 and is expected to grow to US$5.5 billion by 2005 and US$8.3 billion by 2010. CMOS image sensors are expected to replace CCD image sensors in many applications by 2006. The following table shows the expected total demand for CMOS image sensors and CCD image sensors from 2005 to 2010.

Worldwide Image Sensor Revenue by Technology, 2005—2010(1)

	2005	2006	2007	2008	2009	2010
	(in millions of US$)

CMOS	2,697	3,143	3,857	4,374	5,108	5,699
CCD	2,838	2,843	2,758	2,754	2,668	2,649

Total	5,535	5,986	6,615	7,128	7,776	8,348

(1)	Gartner, “Forecast: Semiconductor Consumption by Device, Worldwide, 2002-2010,” November 18, 2005.

Image Sensor Demand Driven by Technological Advances, Increasingly Smaller End Applications and Decreasing Costs

The proliferation in end applications for image sensors has been driven by a number of factors including:

Shift from Analog to Digital Technology. The migration from analog to digital technology has revolutionized how people record and store audio and visual information. Digital technology is convenient, has no quality degradation upon successive reproduction, and can be reproduced in multiple formats, such as on film or on a liquid crystal display, or LCD, screen. Digital cameras demonstrate the shift from analog to digital as photographic film has been replaced in such cameras by the use of an image sensor to transform an image into electronic format for recordation, storage and transmission.

Increasingly Smaller Application and Component Sizes. Technological advancement in the image sensor industry has resulted in progressively streamlined, converged and smaller applications that offer a combination of mobility, connectivity, entertainment, storage and security. This has been facilitated by the continued reduction in the size of, and integration of multiple functions in, component parts. For example, technological advances in smaller component parts have enabled manufacturers to combine multimedia, image capture, storage and transmission functions to mobile phones which were previously used only for voice communication.

Decreasing Costs. Technological advances coupled with market competition, improved manufacturing processes and economies of scale have resulted in decreasing prices of end-applications as well as component parts. As a result, image sensors are now used in or being developed for many innovative applications. For example, image sensors are used in biometric applications to create personal identity information unique to each individual, such as fingerprints, for identity authentication and fraud prevention. Another developing application is in medical devices such as x-ray scanning and ingestible scanning pills. Additionally, image sensors can be used in automobiles to assist a driver through lane change warning systems, automatic cruise control, airbag development and headlight adjustments.

Emergence of CMOS as a Cost-Effective Replacement Technology

The demand for image sensors has been accelerated by improvements in CMOS technology. CMOS technology permits compact structures for image sensor chips and is a low cost alternative to CCD technology. CMOS technology was first used in image sensors in 1998, almost 40 years after the advent of CCD technology. When it was first introduced, CMOS technology was not used in commercial products due to lower light sensitivity, greater susceptibility to noise, and lower image quality at higher resolutions when compared to CCD technology. Recent improvements in CMOS technology, including a reduction in size, improvement in current control, and a more stable fabrication process, enable it to produce higher quality images at lower costs.

CMOS has many advantages compared to CCD technology, including:

•	Easier Integration with Companion Chips. CMOS image sensors require only one voltage, either the standard three or five volts used for modern integrated CMOS circuits. In contrast, CCD image sensors require three different and non-standard voltages. Thus, CMOS image sensors are easier and less costly to integrate into companion chips.

•	Less Complex Manufacturing Processes. CMOS image sensors use traditional manufacturing processes which are commonly used for the manufacture of a variety of semiconductor chips. CMOS image sensors are less costly than CCD image sensors that require more complex manufacturing processes and equipment.

•	Lower Power Consumption. CMOS image sensors are more energy efficient than CCD image sensors, which can be a critical factor when used in battery-dependent portable device applications.

•	Integrated Single Chip Solutions. CMOS image sensors offer mobile communication device manufacturers a compact and integrated single chip solution that incorporates multiple functions including digital signal processing, or DSP, and image signal processing, or ISP, for conversion of images, panning, and moving pictures experts group, or MPEG, audio. In contrast, CCD image sensors generally require three chips: a CCD image sensor for image capture, a power and timing generator for signal control and a DSP for image processing.

Camera Mobile Phones to Dominate the Imaging Market

The camera mobile phone market is a major growth market for images sensors. According to an October 2004 report issued by Gartner, camera mobile phones will have penetrated 95% of the Japanese and Korean mobile phone markets by 2008. Other mobile phone markets are also expected to follow this trend in which cameras will become a standard feature of mobile phones. According to a December 2003 report issued by IDC, as consumers are increasingly drawn to multiple functions in a mobile phone in addition to voice services, wireless operators will cater to consumer preferences and demand through bundled pricing plans, which include image sharing, while mobile phone manufacturers will continue to upgrade, enhance and produce new mobile phone models. The adoption of third-generation mobile networks by wireless carriers will enable faster data transfer rates, which will further drive the mass-market adoption of mobile camera phones in the next several years.

According to a November 2005 report issued by IDC, worldwide camera mobile phone shipments are expected to grow from 270.1 million units in 2004 to 765.9 million units in 2009. By 2007, a majority of camera mobile phones are expected to have 1.0 or 2.0 megapixel resolution.

Worldwide Camera Phone Unit Shipments by Camera Resolution, 2004—2009(1)(2)

Megapixel	2004	2005	2006	2007	2008	2009
	(in millions of units)

<1MP	219.0	231.7	226.7	176.3	121.3	78.2
1MP	44.8	107.8	186.6	254.3	282.8	282.5
2MP	4.9	25.4	49.5	113.8	198.2	252.4
3MP+	1.4	7.7	22.7	48.2	86.3	152.8

Total	270.1	372.6	485.5	592.6	688.6	765.9

(1)	IDC, “Worldwide Camera Phone and Videophone 2005-2009 Forecast,” November 2005 (IDC #34338).
(2)	For certain types of mobile camera phones, such as dual-camera phones, which have two image sensors, the data provided in the above table only counts one image sensor with higher resolution.

In its November 2005 report, Gartner estimates that revenues from image sensors in wireless communications electronics application will grow from US$2,136 million in 2005 to US$3,205 million in 2010.

Our Strengths

We provide high-performance and cost-effective image sensor solutions, based on single-chip CMOS technology, for mobile camera phone and other consumer electronics applications. Our image sensors, which are based on our proprietary technologies, integrate multiple functions such as image capturing, auto focus, mechanical shutter, image processing, image correction, color processing, conversion and output. We believe our image sensors are well suited for high-volume, space-constrained and portable applications such as the mobile handset, as our CMOS image sensor chips are lower in cost, smaller in size, lighter in weight and consume less power.

We believe the following strengths allow us to offer cost-effective and superior quality products and solutions to our customers:

•	Our Design and Engineering Expertise. Our key management and technical team members have had an average of over 15 years of experience working with CCD image sensors and applied CCD design ideas and techniques to develop our technology, including our proprietary 3-transistor pixel structure. As a result, we have successfully reduced noise levels and improved light sensitivity of our CMOS image sensors, resulting in superior-quality images with realistic color, sharpness, brightness and high contrast ratios.

•	Our Process Engineering Know-How. Based on our process engineering know-how and CCD image sensor experience, we have modified standard CMOS process technologies to increase our manufacturing yields that we believe are higher than the yields achieved by many of our competitors using the conventional pixel structure. As a result of our high manufacturing yields, we have realized higher number of image sensor chips per wafer, thereby reducing our product costs.

•

Our Integration of Multiple Functions. Through our proprietary design technology, we are able to integrate various different features into a single-chip-based image sensor, which allow our customers to build their end-products using a single chip instead of multiple chips offered by some of our competitors. Our image sensors use an embedded ISP engine based on a compact algorithm and many advanced features required for a camera system, including image capturing, auto focus, mechanical shutter, image processing, image correction, color processing, conversion and output. This complete solution is referred to as a camera System on a Chip, or SoC. Our integrated design solutions allow for smaller, lighter and more power-efficient end-products.

•	Our Close Relationships with Customers. Our close relationships with our customers provide us with valuable knowledge and industry insights into trends in the image sensor industry, creating opportunities to establish a market position as an early entrant by providing products that feature enhanced design and functionalities for incorporation into new products and applications. For example, our close relationships with Japanese mobile manufacturer vendors such as Sharp and Seiko Precision led us to be one of the first movers in developing very small, highly customized common intermediate format, or CIF, image sensors, which are in high demand for use in dual-camera third generation, or 3G, handsets. We are also working with China Techfaith, a mobile handset design company in China, to incorporate our image sensors into their designs.

Our Strategy

Our objective is to be a leading global supplier of image sensor-related semiconductor products for a broad range of applications. In order to achieve our objective, we intend to pursue the following strategies:

•	Pursue Customer Diversification and International Expansion. We are implementing a customer acquisition strategy across all levels of our organization with the objective of enhancing our brand image, retaining our existing customer base and acquiring new customers. To execute our plan, we are creating a new marketing department, engaging additional sales agents with valuable local networks in the United States and Europe and realigning our sales organization. We have recently qualified two of our CMOS image sensor product lines with LG Electronics Inc., and we expect to begin delivering our products to LG Electronics Inc. in the first half of 2006. By the first quarter of 2006, we expect to add two employees specifically for marketing activities, in addition to increasing our sales team from 14 to 20, with many of them focused exclusively on international customers. We will also establish a sales office in Western Europe to augment our international sales efforts currently conducted from Korea and our offices in San Jose, California.

•	Diversify Our Product Offerings for Use in New Applications. We are leveraging our core competency in CMOS image sensor technology, and our strong market position in the mobile camera phone market, to extend our product offerings to other applications. We believe that by providing high quality and competitively-priced image sensors, we will continue to find new market opportunities in automobiles, biometrics, pattern recognition, medical devices, security and surveillance systems, digital still cameras, toys and PC cameras. For example, we provide CMOS image sensors for the home security and surveillance system application to Vimicro International Corp. and we recently received a purchase order for our CMOS image sensors for the PC camera application from one of the largest PC camera manufacturers worldwide. We also plan to partner with leading companies in each of these emerging image sensor markets to combine their industry experience with our image sensor expertise and to co-develop competitive, high quality image sensors. We believe that our expansion into new product markets will allow us to continue to grow our business while achieving greater stability through a broader product base in non-mobile phone applications.

•	Maintain Technological Competitiveness to Better Serve Our Customers. We believe the combination of our core technologies and our experience in device engineering, circuit engineering and process engineering are our key competitive advantage. Since maintaining our technological competitiveness will be critical in attracting and retaining customers, we plan to continue to increase our investment in research and development, grow our internal engineering team from 27 as of September 30, 2005 to 45 by the first quarter of 2006, strengthen our expertise by conducting fundamental and advanced research in the image sensing and image processing fields and introduce new products in a timely manner.

•	Continue to Focus Our Design Efforts on Integrated Multi-Functional Chip Design. In line with the miniaturization trends in the consumer electronics industry, we will continue to focus on developing chips with integrated multiple functions, such as advanced digital signal processing and image signal processing, JPEG image compression and motor controller capabilities, on a single chip. We are also seeking to develop a separate chip to complement our CMOS image sensor chip to meet the feature- and system-intensive design requirements of new emerging applications, such as in biometrics and medical devices. Through a combination of our system engineering and chip design engineering expertise, our research and development department will focus on configuring and testing an optimal chip layout and designing new and complementary functions to enhance our customers’ end-products.

•	Further Develop Third Party Cooperative Relationships. While we continue to seek joint development of CMOS image sensor process technology with DongbuAnam, we are exploring additional opportunities to establish cooperative relationships with other leading foundries to expand our dedicated manufacturing capacity and improve manufacturing yield and image quality. For example, we have recently entered into a manufacturing outsource agreement with UMC and expect to establish an on-going cooperative relationship with UMC. We also intend to partner with leading mobile phone designers, such as China Techfaith, and module makers to deliver superior solutions to our customers as we continue to focus on the development of image sensors. In addition, we plan to develop cross marketing and product development relationships with leading mobile communications companies.

Products

We design, develop and market some of the world’s most advanced CMOS image sensors, featuring high quality resolution, a high level of system integration and low power consumption. Our product portfolio consists of CMOS image sensors and camera modules incorporating our CMOS image sensors of various specifications, used predominantly in mobile phone applications. We provide CMOS image sensors for the PC camera and security and surveillance system applications and also intend to develop and market our products for integration into emerging applications requiring high-resolution image sensors, such as automobiles, biometrics, pattern recognition, medical devices and toys.

We combine our image sensor engineering and system engineering expertise to offer our customers innovative and advanced products. Our product offerings ranges from our 0.1 megapixel CIF and 0.3 megapixel VGA products to our higher-end 1.3 megapixel super extended graphics array, or SXGA, and 2.0 megapixel ultra extended graphics array, or UXGA, products. All of our CMOS image sensors incorporate on a single chip many high performance digital camera functions, including an integrated ISP, noise reduction circuits, color gain controller, internal timing generator and analog-to-digital converter, or ADC.

We developed our first 1.3 megapixel CMOS image sensor for commercial production in September 2003, and our first 2.0 megapixel single chip product with auto-focus capabilities for commercial production in April 2005. In April 2005, we also integrated a four-channel motor controller into our commercially available 2.0 megapixel products to control mechanical shutter, aperture and auto focus functions as part of our camera SoC strategy.

Our CMOS image sensors incorporate our proprietary single-chip design and 3-transistor architecture to achieve high quality, multiple functionality and size efficiency, while our leading process technology facilitates high manufacturing yields. Our single-chip design enables our CMOS image sensors to combine image capturing with ISP, color processing and image output functions. We offer a broad product portfolio, including image sensors with resolutions ranging from 0.1 to 2.0 megapixels, from which our customers can choose CMOS image sensors best suited for their application needs.

Pixelplus CMOS Image Sensors

We derived 4.5%, 17.6% and 41.4% of our total revenues from the sale of our CMOS image sensors in 2003, 2004 and the first nine months of 2005, respectively. The trend in the mobile camera phone industry is toward smaller image sensors with higher image quality. To achieve size efficiency, we are continuing to develop products with smaller optical size, such as our CIF image sensor with 1/7 inch optical size. We are also seeking to provide products with better image quality and multiple functionality, such as our 1.3 megapixel SXGA and 2.0 megapixel UXGA products with multiple features and high system integration. In addition, we are also working with our independent foundry to improve the manufacturing process of our CMOS image sensors, such as upgrading to a back-end over layer, or BEOL, process technology to reduce the noise and image distortion. Our current CMOS image sensor portfolio consists of the following:

Product Group (Resolution)	Product Name	Technology (µm)	Optical Size (Inch)	Key Features
CIF (0.1 megapixel)	PO2010D	0.25	1/7	On-chip ISP
	PO3010K	0.18	1/11	On-chip ISP, CIF shrink version
VGA (0.3 megapixel)	PO2030N	0.25	1/4.5	On-chip ISP
	PO3030K	0.18	1/6.2	VGA shrink version, upgraded BEOL process
SXGA (1.3 megapixel)	PO2130D	0.25	1/2	On-chip ISP
	PO3130D	0.18	1/3.3	SXGA shrink version
	PO3130R	0.18	1/3.3	SXGA shrink version, upgraded BEOL process
	PO4130K	0.15	1/3.9	On-chip ISP, SXGA shrink version
UXGA (2.0 megapixel)	PO1200N	0.18	1/2.7	On-chip ISP
	PO1200D	0.18	1/2.7	On-chip ISP, upgraded BEOL process
	PA1200N	0.18	1/2.7	Auto-focus, on-chip ISP
	PA1200D	0.18	1/2.7	Auto-focus, on-chip ISP, upgraded BEOL process
NTSC/PAL (0.2 megapixel)	PC1025N	0.25	1/4	Analog TV signal output

CIF. We commercialized our first 0.1 megapixel CIF image sensors in June 2004. Our CIF image sensors are our smallest product with optical sizes from 1/7 inch to 1/11 inch. Our CIF image sensors are used mainly in dual camera mobile phones which utilize two image sensors, a smaller CIF image sensor for taking digital photos and a much larger CCD image sensor for video conferencing. Our CIF image sensors are sold primarily to our customers in Japan, such as Sharp and Seiko Precision Inc., due to the popularity of dual camera mobile phones in Japan.

VGA. We developed our first 0.3 megapixel VGA image sensors using 0.25 µm technology for commercial production in September 2003 and using 0.18 µm BEOL process technology in May 2005. Our VGA image sensors and our camera modules incorporating VGA image sensors have accounted for more than 94% and 81% of our revenues in 2003 and 2004, respectively. During the same two-year period, VGA image sensors have been the most widely used CMOS image sensor in the mobile camera phone industry during 2003 and 2004, primarily due to their size, image quality and price. Our VGA image sensors range in optical size from 1/4.5 inch to 1/6.2 inch.

SXGA. We developed our first 1.3 megapixel SXGA image sensors for the mobile camera phone application using 0.25 µm technology for commercial production in December 2003, using 0.18 µm BEOL process technology in May 2005 and using 0.15 µm process technology in November 2005. Our SXGA image sensors are used primarily in higher-end, higher resolution mobile camera phones. Our SXGA image sensors and camera modules incorporating SXGA image sensors accounted for approximately 3% of our revenues in 2003, which increased to approximately 14% of our revenues in 2004. Our SXGA image sensors currently include image sensors with 1/2 inch, 1/3.3 inch and 1/3.9 inch optical sizes.

UXGA. Our 2.0 megapixel UXGA image sensors with 1/2.7 inch optical size are currently our highest-end product. We began offering our first UXGA products with auto focus in January 2005. We have also integrated mechanical shutter motor control mechanisms into this product.

NTSC/PAL. Our 0.2 megapixel NTSC/PAL image sensors are our only product not used in mobile camera phone applications and are instead used in security and surveillance cameras and toys. We commercialized our first NTSC/PAL image sensors in October 2004. Our NTSC/PAL image sensors are highly integrated products combining on a single chip CMOS image sensors, ISP, a television encoder, which is used to convert the digital video generated from the sensors to a composite 10 bit signal, and a video discretionary access control mechanism that converts composite 10 bit signal to an analog signal for television viewing. In 2004, our NTSC/PAL image sensors accounted for less than 1% of our revenues.

Products to be Released

The mobile camera phone market continues to demand smaller chip size, higher image quality and greater functionality, all at a competitive price. We are currently developing a new line of image sensors that will provide higher resolution and smaller optical size than our existing products. We are also developing separate chips to complement our CMOS image sensors to meet the feature- and system-intensive design requirements of new emerging applications, such as in biometrics and medical devices. Our products currently under development or testing consist of the following:

Product Group (Resolution)	Product Name	Technology (µm)	Optical Size (Inch)	Key Features	Expected Time of Completion
UXGA (2.0 megapixel)	PO2200K	0.13	1/3.5	Auto focus, mechanical shutter, on-chip ISP, on-chip regulator, motor controller	First half of 2006
	PO3200K	0.13	1/4	Auto focus, mechanical shutter, on-chip ISP, on-chip regulator, motor controller	First half of 2006
QXGA (3.2 megapixel)	PX1320K	0.13	1/3	Advanced analog processing, on-chip regulator, fast serial interface	First half of 2006
NTSC/PAL (0.4 megapixel)	PC1044K	0.18	1/4	Analog TV signal output, auto focus, motor controller	First half of 2006
Pattern Recognition Processor SoC	PM1001K	0.18	_	Direct sensor interface, real-time pattern extraction, ARM-embedded	Second half of 2006
Capsule Endoscope Image Sensor SoC	PD1010K	0.18	_	0.1 megapixel, low power consumption, low illumination exposure, direct LED control, embedded general purpose ADC, channel modulation	Second half of 2006

1/3.5 Inch UXGA. We expect to offer UXGA image sensors using our most advanced 0.13 µm technology with 1/3.5 inch optical size by the first half of 2006. This product will incorporate auto focus and mechanical shutter functions, in addition to the on-chip ISP, on-chip regulator and on-chip motor controller functions. This product is currently undergoing engineering sample fabrication by our independent foundry.

1/4 Inch UXGA. We expect to offer UXGA image sensors using our most advanced 0.13 µm technology with 1/4 inch optical size by the first half of 2006. This product will incorporate auto focus, mechanical shutter, on-chip ISP, on-chip regulator and on-chip motor controller. This product is currently undergoing engineering sample fabrication by our independent foundry.

QXGA. We expect to offer 3.2 megapixel quantum extended graphics array, or QXGA, image sensors using our most advanced 0.13 µm technology with 1/3 inch optical size by the end of the first half of 2006. We have integrated various camera SoC functions and fast serial interface to reduce noise and simplify the interface with multimedia chip. This product, which we expect to be our most advanced, is now undergoing engineering sample fabrication by our independent foundry.

0.4 Megapixel NTSC/PAL. We expect to offer 0.4 megapixel NTSC/PAL image sensors using 0.18 µm technology with 1/4 inch optical size by the end of the first half of 2006. We expect this product, which is undergoing the final phase of design by our research and development team, will be used in security and surveillance system application.

Pattern Recognition Processor SoC. We expect to offer Pattern Recognition Processor SoC, an application-specific SoC processor, by the second half of 2006. This product will be used mainly in biometric security applications for mobile phones, personal digital assistants and PC peripherals. This product accelerates real-time pattern recognition by integrating application-specific design with a processor to aid biometric applications. Along with the chipset which consists of this product and CMOS image sensors, we also expect to provide total mobile security solutions, including firmware or software. This product is now undergoing the final phase of design by our research and development team.

Capsule Endoscope Image Sensor SoC. We expect to offer Capsule Endoscope Image Sensor SoC, an application-specific image sensor SoC for capsule endoscope applications, by the second half of 2006. This product offers size efficiency for ease of use and has special features, such as low power consumption, low illumination imaging capability, direct light emitting diode, or LED, light source control, embedded general purpose ADC and direct channel modulation, for cost-effective medical usage. This product is now undergoing the final phase of design by our research and development team.

Pixelplus Camera Modules

We derived 92.6%, 68.9% and 50.3% of our total revenues from sales of our camera modules in 2003, 2004 and the first nine months of 2005, respectively. We offer a variety of custom-made camera modules incorporating our CMOS image sensors. Our camera modules, which consist mainly of an optical lens, a lens holder, a printed circuit board, a socket that attaches the image sensor to the end-product, and our CMOS image sensor chip, allow our customers to incorporate a complete camera system into their mobile phones. We outsource the assembly of our camera modules to third party contractors.

We began offering camera modules in June 2003 at the request of our mobile phone manufacturing customers. For 2003, 2004 and the first nine months of 2005, we recognized revenues of (Won)16,491 million, (Won)24,663 million (US$23.7 million) and (Won)15,302 million (US$14.7 million), respectively, from sales of camera modules. Although revenues from sales of our camera modules accounted for 50.3% of our total revenues in the first nine months of 2005, we expect revenues from sales of our camera modules to decrease significantly in the first half of 2006 as we focus sales and marketing activities on our higher margin CMOS image sensors. In order to continue to meet the demands of those customers continuing to require camera modules, we are currently undergoing a transition to form a new arrangement under which we sell our CMOS image sensors to camera module assembly companies who will then assemble the camera modules and sell directly to such customers.

Services

We derived 12.4% and 7.5% of our total revenues from our engineering and technology services provided to DongbuAnam, our sole customer for such services, in 2004 and the first nine months of 2005, respectively. Under our arrangement with DongbuAnam, which is also our independent foundry, we provide engineering, technology and other services, including CMOS image sensor design, product customization services, manufacturing process consulting to achieve high yield, product probe testing, customer support and technical services, to DongbuAnam. Our service fee is based on the number of CMOS image sensors successfully passing the product probe test conducted by Tesna. DongbuAnam manufactures and sells these CMOS image sensors directly to Sharp. CMOS image sensors sold pursuant to this arrangement accounted for 71.3% and 38.0% of our CMOS image sensor unit volume in 2004 and the first nine months of 2005, respectively, and consisted mostly of CIF image sensors.

Sales and Marketing

We generally market and sell our products through our domestic direct sales force and through a network of authorized international sales agents and distributors. During the first nine months of 2005, we derived 35.1% of revenues from our direct sales force, 29.8% of revenues from our sales agents, and 35.1% of revenues from our distributors.

We rely predominantly on our direct sales force for domestic sales. As of September 30, 2005, our sales and marketing organization had a total of 14 employees, 11 of whom were located at our Korean headquarters. Our sales employees, like all of our other employees, participate in our corporate profit sharing or year-end bonus system and do not receive any commission on sales.

We have an international network of six independent distributors, with two located in Korea, two in Japan, one in China and one in Hong Kong. We also have three independent sales agents, with two located in Europe and one in Korea.

We established a wholly-owned sales subsidiary in Shanghai, China, in September 2004. In March 2004, we established a sales joint venture in Taiwan with Taiwanese partners that have significant local customer and supply chain relationships. We also established a wholly-owned sales and research and development subsidiary in San Jose, California, in January 2005. We plan to establish a sales office in Western Europe in the first half of 2006.

Sales Cycle

CMOS Image Sensors. We sell most of our CMOS image sensors to mobile phone manufacturers or module assembly companies that sell camera modules under their own brand names. All of our CMOS image sensors are standardized products. The sale process begins by us qualifying with a customer to supply a specific product. After the successful completion of the qualification process, we may receive a purchase order eight to 10 weeks prior to the desired date of delivery. For high volume orders, our customers generally provide us with three-months forecasts, which, together with our own forecasts, allow us to plan our production requirements with our independent foundry.

Camera Modules. Our camera modules are sold directly to mobile phone manufacturers, and most of our camera modules are custom-made. The sales process begins when a mobile phone manufacturer delivers a mobile camera phone design to us and to other CMOS image sensor or camera module companies. Based on the customer’s design, we work with our camera module assembly contractors to design a camera module prototype, which takes approximately one month. The prototype is then sent to the customer for review and testing, which generally takes one or two months. If the customer finds our prototype acceptable, the customer will ask us, as well as other camera module makers, to submit a pricing proposal. If we are selected based on our pricing proposal, the customer will issue a purchase order approximately 10 to 12 weeks prior to the first delivery date.

Sales and Marketing Efforts

Our sales and marketing efforts focus on the following strategies:

Establish and Strengthen Relationships with Large Customers. We plan to implement a customer acquisition strategy across all levels of our organization with the objective of enhancing our brand image and identifying new customer acquisition opportunities. To execute our plan, we are creating a new strategy and marketing organization and realigning our sales organization to better address the rapidly evolving image sensor market opportunity and our growing customer base. We have reorganized our marketing department to focus on defining our strategic vision, creating our marketing programs and building corporate alliances. In our early stages, we effectively mixed the functions of sales and marketing but as we plan to grow and as competition is expected to become more concentrated, we plan to devote dedicated efforts solely toward defining, articulating and executing our strategic vision. By the first quarter of 2006, we expect to add two employees specifically for marketing strategy and planning.

Maintain and Reinforce Our Relationships with Existing Customers. Our realigned marketing and sales department will also devote significant time and resources to marketing to, and maintaining close relationships with, existing customers. Through our close relationship with our third party contractors, such as DongbuAnam and Tesna, we strive to lower the cost of development, manufacturing and testing. We believe that our ability to exercise significant cost control and work closely with our customers in the design and development stages of new products serves to strengthen our relationships with customers. We also believe that providing strong technical support to customers is extremely important in developing long term relationships with key customers. Accordingly, we provide our customers with reference designs, engineering design reviews, engineering product evaluation testing and product debugging services.

Enhance Our Brand Recognition Through Cooperative Relationships with Leading Companies. We will continue to seek cooperative relationships with mobile phone designers, chip designers and other leading companies in the mobile communication and chip design sectors to enhance our brand recognition and further improve market penetration opportunities. For example, in June 2005, we entered into a non-exclusive joint development agreement with China TechFaith, a mobile phone design company, to incorporate our CMOS image sensors into their mobile phone designs. In July 2005, we also entered into a non-exclusive cross-marketing and development agreement with Qualcomm to produce CMOS image sensors that incorporate fast serial interface specifications using Qualcomm’s proprietary technology, which we are implementing for our next generation high-resolution CMOS image sensors.

Penetrate New Geographic Markets and New Industries. We are also focused on entering new overseas markets, such as North America and Western Europe, as well as new emerging applications for CMOS image sensors, such as automobiles, biometrics, medical devices, pattern recognition, medical devices, security and surveillance systems and toys. We established a sales and research and development office in San Jose, California, in January 2005 and plan to establish a sales office in Western Europe in the first half of 2006.

Warranties

In accordance with industry standards, we generally provide a limited warranty to our end-customers. We have not incurred significant costs related to our warranty obligations. Our products are technically and visually tested by our customers prior to their issuance of purchase orders and undergo multiple testing processes by Tesna after each stage of the wafer fabrication and chip scale packaging, or CSP, process. We believe these testing processes allow us to minimize the number of warranty claims from our customers. We also receive from our independent foundry a 90-day warranty from the date of the delivery of the wafers used in our products.

Customers

We have a diverse customer base throughout Asia, consisting of leading OEMs which include major branded customers and contract manufacturers. During the first nine months of 2005, Asia accounted for 99.0% of our total revenues, with 51.2% from China, 26.5% from Korea and 21.3% from other Asian countries, such as Japan and Taiwan.

A relatively small number of customers have accounted for a significant portion of our past revenues. In 2004, our top five customers accounted for approximately 79% of our revenues, compared to approximately 97% of our 2003 revenues. The following table provides a list of our top ten customers, their location and the category of products purchased in the first nine months of 2005 attributable to each listed customer:

Customer	Country	Product Categories
BYD Co., Ltd.	China	VGA
China TechFaith	China	SXGA, UXGA
DART Express Incorporated	Taiwan	VGA
DK Semicon	Korea	VGA
Ningbo Bird Co., Ltd.	China	VGA
Pantech Co., Ltd.	Korea	VGA
ROHM Co., Ltd.	Japan	VGA
Seiko Precision Inc.	Japan	CIF/VGA
Sharp(1)	Japan	CIF/VGA
VK Corporation	Korea	VGA

(1)	Indirect customer under our services arrangements with DongbuAnam.

None of our distributor customers accounted for more than 10% of our revenues in 2004. In the first nine months of 2005, two of our distributors, Shenghe Technology Limited and YEL Electronics Limited, accounted for 13.2% and 10.3%, respectively, of our revenues in the first nine months of 2005 and no other distributor accounted for more than 10% of our revenues for that period. We believe our customer base will become larger and more diversified in 2006 as we increase sales to leading domestic and international OEMs. For example, we have recently qualified two of our CMOS image sensor product lines with LG Electronics Inc., and we expect to begin delivering our products to LG Electronics Inc. in the first half of 2006.

Technology

We use proprietary technologies and advanced design methodologies to design and develop CMOS image sensors that provide our customers with high levels of resolution, flexibility and image quality. The engineers who developed our proprietary pixel technologies have had experience with CCD image sensor technology since 1989. We produce low-cost and high-quality CMOS image sensors by combining high- resolution CCD image sensor technology with scalable CMOS image sensor technology.

Pixelplus 3-Transistor Technology

We have optimized the architecture of the analog signal path to minimize the chip size while maintaining superior image quality. Most of our competitors have moved to a 4-transistor pixel structure or are still using a conventional 3-transistor pixel structure for their CMOS image sensors. Unlike our competitors’ 4-transistor pixel structures, our proprietary 3-transistor pixel structure optimizes the area that the photo diode occupies on a pixel, also known as the fill factor. Unlike conventional 3-transistor structures, our pixel structure allows light, or photons, to be converted into greater amounts of electrical signal, which is known as conversion gain and noise to be kept low. Combined with our optimal in-pixel amplifier design, our 3-transistor pixel structure produces high fill factor and high conversion gain and results in low noise in the darker light spectrum to provide high image quality.

Pixelplus Process Know-How

We leverage our CCD image sensor technology experience and process engineering know-how to continue to improve our CMOS process technologies and advanced pixel design methodologies. We also share our process technology and methodology know-how with our independent foundry to achieve high manufacturing yields and the shortest design and production cycles in the industry. As CMOS technology evolves from 0.18 µm to 0.13 µm and 90 nanometers, we believe our proprietary 3-transistor pixel structure, SoC architecture and efficient device engineering will provide us with a competitive advantage and enable us to deliver high quality products with high manufacturing yields.

Pixelplus Camera SoC Technology

After photons are converted and digitized by an image sensor, our on-chip ISP engine integrates the major ISP functions such as gamma correction, color correction, color interpolation, edge enhancement, white balance, exposure control and back light compensation. Our camera SoC architecture further integrates additional functions such as auto focus, JPEG image compression and motor driver capabilities on a single chip and enables the ISP circuits to occupy less space on a chip, reducing the overall chip size.

Research and Development

We believe that our future success depends on our ability to maintain our technological competitiveness by continuing to enhance our existing products and developing new products that comply with new standards in a rapidly evolving consumer oriented mobile communications market. We attempt to use our CMOS image sensor design and embedded system design expertise to gain additional market share in the mobile phone market and enter into new emerging applications.

Our research and development engineers are organized into three separate groups that focus on application specific integrated circuit, or ASIC, sensors and system applications. Our sensors team focuses on pixel design and architecture and analog circuitry design, our ASIC team concentrates on ISP algorithm and other SoC design and integration, and our system applications team focuses on product customization, camera module design and customers’ system applications. We expect to hire additional engineers for peripheral circuit and system design to achieve higher functional integration on our CMOS image sensor chips.

Research and development expenses, net of government grants, for 2002, 2003, 2004 and the first nine months of 2005 were approximately (Won)666 million, (Won)1,335 million, (Won)3,211 million (US$3.1 million) and (Won)2,498 million (US$2.4 million), respectively. As of September 30, 2005, we had a total of 27 research and development personnel. We intend to increase the number of our research engineers to 45 by the first quarter of 2006, approximately five of whom will be based in our new research and development facility in San Jose, California.

Intellectual Property

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patents and trade secrets, as well as nondisclosure agreements and other methods, to protect various aspects of our products and related propriety technology and know-how. As of September 30, 2005, we had been issued six patents in Korea, two patents in Taiwan and two patents in the United States, and we had 12 patent applications pending in Korea, two pending in China and one pending in Japan. Our patents have terms expiring from 2022 to 2025. These patents and patent applications are intended to protect our unique 3-transistor single chip design, noise reduction and cancellation circuits, and image enhancement and color processing technologies of our image sensors.

We also enter into nondisclosure agreements with our employees and strategic partners, and we control access to and distribution of our documentation and other proprietary information. We do not license intellectual property from third parties other than licensed specialty software for design work, such as Cadence and Synopsys.

Manufacturing

We outsource our wafer fabrication, testing, packaging and module assembly to third party contractors. This outsourcing allows us to focus on our design strengths and minimize our fixed costs and capital expenditures while gaining access to advanced manufacturing, testing and assembly facilities. Our engineers work closely with our contractors to increase yields, lower manufacturing costs and improve quality.

Our average production cycle for our products ranges between 11 to 13 weeks. The following chart shows the basic manufacturing process and approximate time required for each step, from design to product assembly and delivery to our customers.

Wafer Fabrication

DongbuAnam has manufactured all of our integrated circuits since our first production model in 2002. DongbuAnam utilizes two CMOS wafer fabrication facilities in Korea and has the capacity to produce approximately 50,000 wafers per month. In the first nine months of 2005, our wafer production requirements ranged from approximately 3,000 to 5,000 wafers per month. We have recently qualified UMC as an alternative manufacturing resource and have entered into a manufacturing outsource agreement with UMC. We believe UMC will begin providing wafer manufacturing services for us in the second half of 2006. We believe our independent foundries will be able to satisfy our wafer production requirements in 2006.

Wafer fabrication occurs in a highly controlled, clean environment to minimize dust and other contaminants affecting yield and quality. Despite stringent manufacturing controls, dust particles, equipment errors, minute impurities in materials, defects in circuit design or other problems may cause wafers to be defective or individual circuits to fail. We rely on our wafer manufacturer’s ability to minimize such defects to maximize the yield of high-quality CMOS image sensor chips. As part of our manufacturing outsource agreement with DongbuAnam, DongbuAnam provides us with a warranty in the form of a cash credit in the event they fail to produce a minimum number of acceptable image sensors per wafer. In addition, DongbuAnam provides us with a 90-day warranty from the date of the delivery for any defective wafers used in our products. We are also required to make penalty payments to DongbuAnam if we do not meet certain minimum wafer orders requirements which are based on a rolling six-month forecast of our wafer needs. To date, we have not had to make any penalty payment. Under the terms of our manufacturing outsource agreement with UMC, UMC is required to provide us with a limited warranty for a period of one year from the date of delivery for any failure to meet a specified criteria.

Wafer and CSP Testing

High volume product testing is a critical element in the production of CMOS image sensors. After fabrication, wafers are tested for any design or manufacturing defect, which takes approximately two to three days. Following the completion of the wafer probe tests, our CMOS image sensor chips that will be packaged by the CSP process are tested again for integrity, a process which takes another two to three days.

Our wafer testing and CSP testing are primarily conducted by Tesna. Tesna’s facilities are located in Ichon, Korea, and have the capacity to test 5,000 wafers per month. We hold a 13.9% equity interest in Tesna. See “Related Party Transactions—Relationship with Tesna” for a discussion of our relationship with Tesna.

On May 31, 2004, we entered into a testing agreement with Tesna, which is valid until either Tesna or we give a written termination notice to the other party. Pursuant to this agreement, we provide order forecasts to Tesna on a monthly basis. Tesna is deemed to have agreed to meet the number of orders forecasted unless it notifies us otherwise in writing within seven days of receipt of such forecast. We believe that Tesna has the intellectual property rights to the test programs it uses and develops in addition to any related probe cards.

In July 2004, we qualified King Yuan Electronics Co., Ltd. in Taiwan to provide us with an alternative source for our wafer and CSP testing services. King Yuan Electronics Co., Ltd. currently has the capacity to test approximately 10,000 wafers per month.

CSP and COB Packaging

After wafer fabrication and wafer testing, wafers are diced into individual die. Functional die are sorted, connected to external leads and encapsulated in plastic packages. Our chip on board, or COB, type of CMOS image sensor chips are sent directly to our customers or camera module assembly partners without separate packaging or further testing. For our CSP type of CMOS image sensor chips which are designed for smaller-

sized applications, we rely on XinTec Inc., a Taiwanese company, and Shellcase Ltd., an Israeli company, for packaging. The CSP packaging process takes approximately three weeks, including shipping time. After CSP packaging, our CMOS image sensors are tested once again by our testing contractor, Tesna, before being shipped to our customers or camera module assembly partners.

Camera Module Assembly

Our packaged CMOS image sensor chips are sent to independent contractors for camera module assembly. Our camera modules are currently being assembled in Korea by two independent contractors, Cresyn Co., Ltd. and DDMT Co., Ltd. Other contractors, such as Terra-Sem Co., Ltd., provide us with assembly services for our COB image sensors. Our suppliers, such as Sekonix Co., Ltd. and Kyocera Corp., provide us with optical lenses, lens holders, sockets and other camera module parts that are used by our camera assembly contractors to assemble the modules. Camera module assembly for CSP-packaged products takes two to three days. For COB products, the assembly takes approximately seven days. The finished camera modules are shipped to our customers after assembly is completed.

Competition

We compete in an industry characterized by intense competition, rapid technological change, evolving industry standards, declining average selling prices and rapid product obsolescence.

We believe the principal factors affecting competition in our markets are:

•	pricing;

•	product quality (including image quality, pixel and chip size and special features);

•	cost control;

•	new product development and time to market;

•	relationships with key OEMs that incorporate image sensors into mass market applications; and

•	relationships with semiconductor foundries and other participants in the manufacturing chain.

Our main competition comes from other CMOS image sensor design companies and manufacturers, which include a number of well-established companies such as MagnaChip, Micron, Omnivision STMicroelectronics and Toshiba Corporation. In addition, Samsung Electronics, one of the largest corporations in Asia and one of the world’s leading mobile phone manufacturers, has recently commenced the production of CMOS image sensors for the mobile phone application. Samsung Electronics also has a long history of working with CCD image sensors, a competing technology. Also, certain companies, like Matsushita, are in the process of developing hybrid technology by mixing CMOS and CCD image sensor technologies, to compete in the same markets with our CMOS-based image sensors. For our higher-end image sensors, such as our planned 3.2 megapixel products, we also expect to compete with CCD image sensor manufacturers, such as Sony Corporation.

Our competitors include many large domestic and international companies that have greater presence in key markets, greater access to advanced wafer foundry capacity, substantially greater financial, technical, marketing, manufacturing, distribution and other resources, broader product lines, better access to large customer bases, greater name recognition, longer operating histories and more established strategic and financial relationships than we do. As a result, they may be able to adapt more quickly to new or emerging technologies, customer requirements and pricing wars or devote greater resources to the promotion and sale of their products. Although we believe that we are competitively positioned in the CMOS image sensor industry based on our design and engineering expertise and our research and development capability, we cannot assure you that we will be able to compete successfully against our current or future competitors.

Backlog

Sales are made pursuant to standard and customized purchase orders. For standard sales, our backlog includes only those customer orders for which we have accepted purchase orders and assigned shipment dates within the upcoming 12 months. As of December 31, 2003 and 2004 and September 30, 2005, our backlog was approximately (Won)623 million, (Won)1,859 million (US$1.8 million) and (Won)1,643 million (US$1.7 million), respectively. Although our backlog is typically filled within two to three months, our current backlog is subject to changes in delivery schedules and may not be an indication of future revenue.

Employees

As of September 30, 2005, we had a total of 86 full-time employees, 66 located at our headquarters in Korea and 20 located in our foreign offices in China and the United States. 14 of our employees were staffed in sales and marketing, 27 in research and development and 45 in administration and management. Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel.

We do not have a labor union and none of our employees are covered by collective bargaining agreements, except for an agreement with us and our employees, as required under Korean law, to set up procedures to formally hear complaints from our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Under the Korean Labor Standard Act, employees with more than one year of service with us are entitled to receive a severance payment upon voluntary or involuntary termination of their employment. The amount of the benefit equals the employee’s monthly salary, calculated by averaging the employee’s daily salary for the three months prior to the date of the employee’s departure, multiplied by the number of continuous years of employment. As allowed under Korean law, we pay all of the accrued amounts under this requirement to each employee, other than our officers, at the end of each fiscal year.

Pursuant to the Korean National Pension Law, our employees are entitled to receive an annuity in the event they lose, in whole or in part, their wage earning capability. In order to fund the annuity, we are required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. Our employees are also required to pay 4.5% of their annual wages to the National Pension Corporation. The total amount of our payments to the National Pension Corporation in 2003 and 2004 was (Won)20 million and (Won)48 million, respectively.

Facilities and Subsidiaries

Korea. Our principal executive and administrative offices are located at 5th Floor, Intellige I, KINS Tower, 25-1 Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do 463-811, Korea, which is just outside of Seoul. We occupy approximately 21,858 square feet of office space and pay a monthly rent of (Won)16.6 million pursuant to a lease that expires in July 2008.

We believe that our existing facilities are adequate for our current requirements. To meet our future growth, we plan to purchase land in Pankyo Technology Park, a new technology park just south of Seoul, in 2006 in order to build our permanent headquarters. We expect to move into this new headquarters by 2009. See

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures” for additional information about our planned new headquarters.

China. Established in September 2004, Pixelplus Shanghai Ltd. is wholly-owned by Pixelplus Asia Co., Limited, our wholly-owned Hong Kong subsidiary, and serves as our sales and marketing headquarters for China, including Hong Kong. The offices of Pixelplus Shanghai Ltd., our Shanghai sales and marketing subsidiary, are located at Room 2311, Huarong Building, No. 1289 Pudongnan Road, Shanghai 200122, China. Pixelplus Shanghai Ltd. occupies approximately 3,600 square feet of office space and pays a monthly rent of approximately (Won)5.5 million pursuant to a lease that expires in September 2006. We believe that the existing facilities of Pixelplus Shanghai Ltd. are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

United States. Established in January 2005, Pixelplus Semiconductor, Inc. is our wholly-owned U.S. subsidiary. Pixelplus Semiconductor, Inc. serves as our U.S. headquarters for sales and marketing and research and development. The offices of Pixelplus Semiconductor, Inc. are located at 3003 North First Street, Suite 330, San Jose, California 95134. Pixelplus Semiconductor, Inc. occupies 1,043 square feet of office space, which serves as our U.S. headquarters for sales and marketing and research and development, and we pay a monthly rent of US$1,600 pursuant to a lease that is renewable on a semi-annual basis until November 2008. We believe that the existing facilities of Pixelplus Semiconductor, Inc. are adequate for its current requirements and that additional space can be obtained on commercially reasonable terms to meet its future requirements.

Legal Proceedings

On June 10, 2005, we received a letter from MagnaChip asserting that one of our 1.3 megapixel CMOS image sensors infringes two of MagnaChip’s Korean patents. We have reviewed these two patents and we do not believe there is a valid claim against us under either of the patents. On July 29, 2005, we sent a response letter to MagnaChip requesting a further elaboration of the claims mentioned in its original letter and a specific identification of the areas of alleged infringement. On August 8, 2005, MagnaChip sent a follow-up letter to us continuing to assert the claims of patent infringement, along with alleged technical support material for its claims. On November 14, 2005, we initiated cancellation proceedings in KIPO to invalidate both of the subject patents of MagnaChip. We plan to vigorously defend ourselves against any claim that may ensue from these allegations.

On October 31, 2004, we filed a claim with the Suwon District Court against Maxon, our fourth largest customer in terms of sales in 2004, for unpaid accounts receivables in the amount of (Won)1,392 million (US$1.3 million). On January 14, 2005, the court awarded a judgment in our favor of the full amount of our claim. However, Maxon has not paid the judgment awarded to us due to recent deterioration of its financial condition. In response, we have joined the Council for Commercial Creditors of Maxon, which has been voluntarily formed by the creditors of Maxon, and have designated this Council to negotiate a settlement on our behalf. We have provisioned 100% of the amount awarded by the court after recognition of translation loss, or approximately (Won)1,250 million (US$1.2 million), as an allowance for doubtful accounts.

On March 22, 2005, Telson, one of our customers, was declared bankrupt by the Bankruptcy Division of the Seoul Central District Court. As a result, a court administrator was appointed to liquidate Telson, and we have filed our claims in the amount of (Won)191 million (US$0.2 million) with the administrator in April 2005. We have written off the entire amount of (Won)191 million.

Except for the legal proceedings described above related to our customers, we are not currently involved in any material litigation and we are not subject to any pending or threatened litigation or similar proceedings which could reasonably be expected, if decided adversely to us, to have a material adverse effect on our financial condition or results of operations.

Insurance

We maintain medical and accident insurance for our employees to the extent required under Korean law. We also maintain fire insurance for our principal office in Korea. We also maintain a key-man insurance policy for any death or extraordinary disability of six members of our senior management. Under the key-man insurance policy, we may claim an amount between approximately (Won)200 million (US$0.2 million) to (Won)300 million (US$0.3 million) for the death or extraordinary disability of any covered executive officer which causes the termination of such officer’s employment. We also maintain directors and officers insurance for our directors and members of senior management.

MANAGEMENT

Directors and Executive Officers

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation, as amended and to be effective on the execution date of the underwriting agreement for this offering, provide for a board of directors comprised of not less than five directors. The directors are elected at a shareholders’ meeting by a majority vote of the shareholders present or represented, so long as the quorum is met by a representation of not less than one-third of all issued and outstanding shares with voting rights. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Each of our directors is elected for a term of three years. However, if a director’s term expires after the end of a fiscal year but prior to the annual general meeting of shareholders convened in respect to such fiscal year, then such director’s term shall be extended until the close of such annual general meeting of shareholders. In addition, directors may serve any number of consecutive terms and may be removed from office at the recommendation of the nomination committee in accordance with corporate governance guidelines by a special resolution adopted at a general meeting of shareholders.

The board of directors elects one director from its members to serve as the representative director. The representative director is authorized to represent and oversee the operation of our company. In addition, the representative director is the chairman of the board of directors.

Under the Korean Commercial Code and our articles of incorporation, any director with a special interest in an agenda item of any board meeting may not vote on such item at the board meeting.

Directors and Executive Officers

The following table sets forth the name, age, position and first appointment date of our directors and executive officers:

Name	Age	Position	Date First Elected or Appointed
Seo Kyu Lee	46	President, Chief Executive Officer, and Director (Representative Director)	April 12, 2000
Sang Soo Lee	46	Chief Technology Officer, Executive Vice President, and Director	December 1, 2004 (officer); June 30, 2005 (director)
Moon Sung Kim	50	Chief Financial Officer, Senior Vice President, and Director	February 21, 2005 (officer); June 30, 2005 (director)
Dongwoo Chun	60	Independent Director	October 14, 2005
Ha Jin Jhun	47	Independent Director	October 14, 2005
Choong-Ki Kim	63	Independent Director	October 14, 2005
Taek Jin Nam	38	Independent Director	October 14, 2005
Euy Hyeon Baek	41	Vice President	October 23, 2000
Ou Seb Lee	46	Vice President	December 26, 2001
Chang Hyun Rho	46	Vice President	March 15, 2004
Jawoong Lee	47	Technical Director	November 1, 2005
Sung Su Lee	37	Technical Director	August 21, 2000

Executive Directors

Seo Kyu Lee is one of our founders and has served as our chief executive officer, president, representative director and chairman of the board of directors, since April 2000. Mr. Lee received a bachelor’s degree in physics and electronic engineering from Sogang University in 1985, a master’s degree in electrical engineering from Yonsei University in 1993 and a Ph.D. in electronic and electrical engineering from Pohang University of Science & Technology in 1997. He started his career as an engineer at LG Semiconductor Co., Ltd., or LGS, in 1984, and served in its CCD development division as design team leader and CCD research and development team leader and later as CMOS image sensor project leader until 2000.

Sang Soo Lee has served as our executive vice president and chief technology officer and as the president of Pixelplus Semiconductor Inc., our U.S. subsidiary, since December 2004, and as our director since June 2005. Mr. Lee received bachelor’s and master’s degrees in electronic engineering from Sogang University in 1982 and in 1984, respectively, and a Ph.D. in electrical and computer engineering from Carnegie Mellon University in 1993. He started his career as a device and process engineer at LGS in 1984 and has worked with Micro Linear Corp. in San Jose, California and DataPath System in San Jose, California. Before joining us, he served as director of engineering at LSI Logic Corp. in Milpitas, California from 2000 to 2004.

Moon Sung Kim has served as our chief financial officer and senior vice president since February 2005 and as our director since June 2005. Mr. Kim received a bachelor’s degree in business administration and an MBA from Washington State University in 1981 and 1984, respectively. He started his career at Mitsui Co., Ltd. in Portland, Oregon in 1984 and then worked with Citibank Seoul, Standard Chartered Bank Seoul, and Credit Agricole Indosuez in Seoul and in its regional headquarters in Singapore as head of corporate banking and as the head of the Korea Desk. Before joining us, Mr. Kim served as Group Chief Financial Officer of Kumgang Korea Chemical Co., Ltd., Korea’s largest diversified manufacturer of paint, glass and building materials, from 1998 to 2005.

Independent Directors

We have been approved for quotation of our ADSs on the Nasdaq National Market and we currently are subject to the Nasdaq listing requirements applicable to listed foreign companies. Under the Nasdaq listing requirements, we are required to appoint a minimum of three independent directors, unless we receive an exemption from Nasdaq to appoint a lesser number. The independence standards under the Nasdaq rules exclude, among other things, any person who is a current or former employee of a company, either for the current year or in the past three years, or of any of its affiliates, as well as any immediate family member of an executive officer of a listed company or of any of its affiliates. Dongwoo Chun, Ha Jin Jhun, Choong-Ki Kim and Taek Jin Nam, representing a majority of the members of our board of directors, are our independent directors as required by the Nasdaq Stock Market, Inc. Marketplace Rules.

Dongwoo Chun has served as our independent director since October 14, 2005 . Mr. Chun received a bachelor’s degree in 1967, a master’s degree in 1969 and a Ph.D. in electronic engineering in 1976, from Seoul National University, University of California, Berkeley and University of Texas, Austin, respectively. He started his career as a senior engineer at Hewlett-Packard Company in 1975 and served in various senior engineer and management roles with Hyundai Electronics Industries Co., Ltd., LGS, and Silicon Magic Inc. From 2000 to 2001, he served as a vice president of the operations and image processing department at Cirrus Logic, Inc. He then served as a statutory auditor at DongbuAnam from 2002 to 2005. Mr. Chun is currently an independent director of LG-Philips LCD Co., Ltd. and has served in such position since 2005.

Ha Jin Jhun has served as our independent director since October 14, 2005. Mr. Jhun received a bachelor’s degree in industrial engineering from Inha University in 1984 and an MBA degree from Yonsei University in 1996. From 1998 to 2001, Mr. Jhun served as the chief executive officer of Haansoft Inc., one of the largest computer software company in Korea. From 2001 to 2003, he served as the chief executive officer of Netian, Inc., an internet portal company. Mr. Jhun currently serves as the chief executive officer of both INKE

Corporation, a globalization consulting firm for Korean venture companies, and BonWave, Inc., a software company, since 2005.

Choong-Ki Kim has served as our independent director since October 14, 2005. Mr. Kim received a bachelor’s degree in 1965 from Seoul National University, a master’s degree and a Ph.D. in electrical engineering from Columbia University in 1967 and 1970, respectively. He started his career in 1970 as a member of the research staff and a section head at Fairchild Research and Development Laboratory in Palo Alto, California and has served with Korea Electronics Technology Institute and Microelectronics Center of North Carolina. From 1994 to 2003, he served as a director at the Centre for Electro Optics. Mr. Kim has been a professor of electrical engineering and computer science department at Korea Advanced Institute of Science and Technology since 1975 and served as its vice president from 1995 to 1998.

Taek Jin Nam has served as our independent director since October 14, 2005. Mr. Nam previously served as our statutory auditor from April 2003 to October 14, 2005. He received a bachelor’s degree in business administration from Korea University in 1988 and is currently a partner at Mirae Accounting Corp., an independent accounting firm in Korea.

Executive Officers

Euy Hyeon Baek has served as our vice president since October 2000. From March 2004 to June 2005, Mr. Baek served as our director. Mr. Baek received a bachelor’s degree in computer science from Korea National Open University in 2000 and he is currently enrolled in an MBA program at Ajou University. He started his career as an engineer at LGS’s CCD development team in 1987, and also served as a manager in various CCD development teams at LGS. He served as a manager at Hyundai Micro-Electronic Ltd. from 1999 to 2000.

Ou Seb Lee has served as our vice president since March 2004. From March 2004 to June 2005, Mr. Lee served as our director. Mr. Lee received a bachelor’s degree in physics from Sogang University in 1985, a master’s degree in electrical engineering from Manhattan College in 1989, and a Ph.D. in electrical engineering from Polytechnic University in 1994. Before joining us, he served as an associate professor at Hanshin University from 1996 to 2003.

Chang Hyun Rho has served as our vice president since March 2004. Mr. Rho received a bachelor’s degree in electrical engineering from Kyungbook National University in 1982. He started his career at Hyundai Electronics in 1984 and served in various senior sales and marketing positions until 2001. From 2001 to 2004, Mr. Rho served as the vice president of marketing and sales at ASE Korea Co., Ltd., which subsequently became Motorola Korea Co., Ltd.

Jawoong Lee has served as our technical director since November 2005. Mr. Lee received a bachelor’s degree in electronic engineering and a master’s degree in physics from Seoul National University in 1980 and 1984, respectively, and a Ph.D. in electrical and electronic engineering from Pohang University of Science and Technology in 1993. Before joining us, he was a visiting scientist at NanoStructures Laboratory (Research Laboratory of Electronics) at the Massachusetts Institute of Technology from 1997 to 1998, a professor of electronic engineering at Sunchon National University from 1994 to 2002, and an assistant professor of computational sciences at the Korean Institute for Advanced Study from 2004 to 2005. Mr. Lee also served as the chief technology officer of LeeScope, Inc., an optical imaging company, in 2001.

Sung Su Lee is one of our founders and has served as our technical director since January 2004. Mr. Lee has a bachelor’s degree and master’s degree in electronic engineering from Pohang Institute of Science and Technology in 1993 and 1995, respectively. He started his career as multi-media processor designer at LGS in 1995 and also served as CD player photo detector designer and LCD/PDP drive designer at LGS from 1996 to 2000. Mr. Lee first joined us in August 2000, and since then, he has helped design many of our CMOS image sensors including our VGA, CIF, UXGA, NTSC/PAL products and our CIS and JPEG encoder.

The business address of each of our directors and executive officers is our principal executive office at 5th Floor, Intellige I, KINS Tower, 25-1 Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do 463-811, Korea. None of our directors or officers has a family relationship with another.

Committees of the Board of Directors and Corporate Governance

Under the Korean Commercial Code, a company may establish committees under its board of directors in accordance with its articles of incorporation. The board of directors may delegate its authorities to such committees, except for the authorities to submit the agenda for general meetings of shareholders, to elect and/or remove the representative director and to establish committees and elect and/or remove the members thereof, in addition to other authorities stipulated in the articles of incorporation. The committees are required to notify each director of all resolutions and recommendations adopted by such committees, and any director so notified may demand a meeting of the full board of directors to review the resolution or recommendation adopted by the committees and report on and finally resolve on the matters in questions de novo. Pursuant to the Korean Commercial Code, any committee under the board of directors must consist of two or more directors, while the audit committee must consist of at least three directors.

Under our articles of incorporation, we currently have three committees that serve under our board of directors:

•	the audit committee;

•	the compensation committee; and

•	the director nomination committee.

Audit Committee

Pursuant to the Korean Commercial Code and in accordance with our articles of incorporation, the audit committee must consist of three or more directors. Our audit committee currently consists of Dongwoo Chun, Ha Jin Jhun and Taek Jin Nam. Mr. Chun previously served as a statutory auditor of DongbuAnam from 2002 to 2005 and Mr. Nam served as our statutory auditor from 2003 to 2005. In their respective roles as a statutory auditor, each of Mr. Chun and Mr. Nam had responsibilities similar to those required for a member of an audit committee for DongbuAnam and for our company, respectively. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15), meet the criteria for independence set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and have not participated in the preparation of the financial statements of our company or any current subsidiary of our company at any time during the past three years. All of our independent directors are financially literate and have accounting or related financial management expertise, and Taek Jin Nam has the necessary financial sophistication under Nasdaq Marketplace Rule 4350(d)(2)(A). Furthermore, under the Korean Commercial Code, no more than one-third of the members of the audit committee shall have any of the following qualities:

•	a director or an employee serving any managerial functions in the company or a director or an employee who had served any managerial functions in the company within the previous two years from election date;

•	the largest shareholder of the company, his/her spouse and lineal descendants/ascendants;

•	if the largest shareholder is a corporate entity, a director, a statutory auditor, or an employee of such entity;

•	spouse or lineal descendants/ascendants of a director of the company;

•	a director, a statutory auditor, or an employee of the parent company or a subsidiary of the company;

•	a director, a statutory auditor, or an employee of a corporate entity having material interests in, or a close business relationship with, the company; or

•	a director, a statutory auditor, or an employee of the other company where a director or an employee of the company serves as a director.

The dismissal or removal of an audit committee member must be adopted by the board of directors by an affirmative vote of at least two-thirds of all of our directors. In addition, the audit committee must elect a chairman from among its members. Our audit committee will be responsible for, among other things:

•	the integrity of our financial statements;

•	the qualifications, independence and performance of our independent auditors;

•	the performance, budget and staffing of our internal audit functions;

•	the review and approval of all related party transactions;

•	our compliance with legal and regulatory requirements;

•	the development and implementation of corporate governance principles, policies, codes of conduct and ethics relating to the operation of our board of directors and its committees as well as our company as a whole;

•	appointing, setting the compensation for, retaining, overseeing and terminating our independent auditors;

•	reviewing and approving the scope and staffing of our independent auditors’ annual audit plan;

•	establishing policies for the hiring of current and former employees of our independent auditors;

•	evaluating the performance of the officers responsible for internal audit functions and making recommendations regarding the responsibilities, retention and termination of such officers;

•	reviewing and approving our critical accounting policies and practices, related-party transactions and off-balance sheet transactions;

•	reviewing our internal controls over financial reporting and disclosure controls and procedures in conjunction with our chief executive officer and chief financial officer;

•	appointing a compliance officer with respect to our corporate governance guidelines and codes of conduct and ethics;

•	meeting annually with management to discuss compliance with our corporate governance guidelines;

•	coordinating the training of directors; and

•	reporting regularly to the board of directors.

Compensation Committee

Our current compensation committee consists of Dongwoo Chun, Ha Jin Jhun and Taek Jin Nam. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation of our executive officers;

•	recommendations with respect to our incentive compensation plans and equity-based plans;

•	approving awards or material amendments to any employee benefit plan or stock option plan;

•	overseeing regulatory compliance with respect to compensation matters; and

•	reviewing and approving all severance or similar termination payments in excess of US$100,000.

Director Nominating Committee

Our current director nominating committee consists of Dongwoo Chun, Choong-Ki Kim and Taek Jin Nam. Our board of directors has determined that all of our director nominating committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15). Our director nominating committee will be responsible for, among other things:

•	nominating director candidates to serve on our board of directors and recommending appointees to the committees of the board of directors;

•	recommendations to our board of directors regarding the removal of directors;

•	annual evaluation of our board of directors and each of its committees and members;

•	recommendations to our board of directors concerning the appropriate size and needs of our board of directors; and

•	annual review of the compensation of members of the board of directors.

Corporate Governance

Our board of directors has adopted a code of ethics for our chief executive officer and senior financial officers and a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to the structure, procedures and committees of our board of directors. The guidelines are not intended to change or interpret any law, or our articles of incorporation.

Compensation

As of the date of this prospectus, we do not have any outstanding loans or credit extended to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. In 2004, the aggregate amount of compensation paid by us to all of our directors and executive officers and our statutory auditor was (Won)420 million (US$0.4 million), which does not include (Won)35 million set aside or accrued to provide for retirement or similar benefits to our directors and executive officers.

Under the Korean Labor Standards Act, we are required to pay a severance amount to eligible employees, including directors and officers, who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers and directors equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service, and further multiplied by a discretionary number set forth in our severance payment regulation, which depending on the position of the officer or director ranges from three to five. As of December 31, 2004, we have recorded (Won)35 million, representing 100% of our severance liability as of such date.

In addition, the senior management will be entitled to special severance allowances upon their individual voluntary or involuntary termination of employment. The severance amount will be determined by the Compensation Committee, with the maximum amount of such severance allowance to equal to (i) annual salary for our chief executive officer and representative director, (ii) nine-month salary for our executive and senior vice presidents, and (iii) six-month salary for our vice presidents and technical directors.

We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors or executive officers.

Stock Option Plan

Under our articles of incorporation and the Venture Business Promotion Act of Korea, we may grant stock options to certain qualified officers, employees and third parties. Set forth below are the details of our stock option plan, which is contained in our current articles of incorporation.

•	Stock options may be granted to our officers and employees who have contributed or are qualified to contribute to our establishment, management or technical innovation by a special resolution adopted at a shareholders’ meeting. However, with respect to each officer and director, the total number of options granted may not exceed 5% of the total number of our then issued and outstanding shares.

•	Notwithstanding the foregoing, no stock options may be granted to any person who is (i) our largest shareholder as the term is defined in Korean Securities and Exchange Act, (ii) our major shareholders as the term is defined in Korean Securities and Exchange Act, including a holder of 10% or more of our outstanding shares, or (iii) a specially related party, as the term is defined in Korean Securities and Exchange Act, of the persons set forth in (i) and (ii) above; provided, that we may grant stock options to a person who becomes a specially related party to the persons set forth in (i) through (iii) by becoming an officer of our company or an officer of our affiliate.

•	The aggregate number of shares issuable under our stock option plan may not exceed 50% of the total number of our then issued and outstanding common shares.

•	At the time the stock options are exercised, we, at our board of directors’ determination, may (i) issue and deliver new shares, (ii) purchase and deliver treasury shares, or (iii) pay cash or deliver treasury shares for the difference between the exercise price of stock options and the market price of such shares multiplied by the number of exercised options.

•	The minimum option exercise price is determined by (i) in the case of issuance and delivery of new shares, the greater of (a) the market price of our shares calculated pursuant to the method under Article 54 of the Enforcement Decree of the Inheritance Tax and Gift Tax Act at the time of grant of such stock options, and (b) the par value of our shares, and (ii) in the case of cash payment or delivery of treasury shares, the market price as determined in accordance with (i) above. The above method applies to any adjustment to the exercise price of a stock option.

•	If stock options are granted by a special resolution adopted at a shareholders’ meeting, such special resolution shall include (i) the name of the grantee, (ii) the method of granting the stock options, (iii) stock option exercise price and exercisable period, and (iv) the type and number of shares issuable upon exercise of such stock option.

•	Stock options may be exercised within three years commencing from two years after the date of the resolution of our shareholders’ meeting adopting the stock option grant. In order to exercise his or her stock options, the grantee must have served us for more than two years from the date of the shareholders’ special resolution approving his or her stock option grant; provided, however, that if the grantee dies within the vesting period, the relevant law allows the grantee’s heir to exercise such stock options.

•	Our stock options may be cancelled by a resolution of our board of directors if (i) the officer or employee who holds the options voluntarily resigns from office, (ii) the officer or employee who holds the options causes material damage to us by willful misconduct or negligence, (iii) we are unable to deliver our shares or pay the prescribed amount due to bankruptcy, or dissolution, or (iv) any cause for cancellation specified in the relevant stock option agreement occurs.

As of September 30, 2005, stock options to purchase a total of 1,177,591 common shares have been granted, representing approximately 45.2% of our total number of common shares issued and outstanding, of which options to purchase 539,289 common shares were granted to the six directors and executive officers named below, and options to purchase 638,302 common shares were granted to a total of 66 eligible employees. Pursuant to the relevant stock option agreements, each granted stock option confers the right on the grantee to purchase one of our common shares at the applicable exercise price.

The following table sets forth the details of the stock option grants made to our directors and executive officers, including the names of the option holders, the applicable grant date, the applicable number of options granted, the applicable exercise periods, and the applicable exercise price as of the date of this prospectus.

Name	Date of Grant	Number of Granted Options	Exercise Period	Exercise Price (in Won)
Directors
Sang Soo Lee	12/10/04	60,000	12/10/2006 – 12/09/2009	(Won)	2,000
	08/26/05	40,000	08/26/2007 – 08/25/2010		6,500

Moon Sung Kim	03/25/05	30,000	03/25/2007 – 03/24/2010		6,500
	08/26/05	20,000	08/26/2007 – 08/25/2010		6,500
Dongwoo Chun	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500
Ha Jin Jhun	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500
Choong-Ki Kim	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500
Taek Jin Nam	11/25/05	3,000	11/25/2007 – 11/24/2010		6,500

Executive Officers
Euy Hyeon Baek	03/14/03	119,220	03/14/2005 – 03/13/2008		500
	04/25/03	14,391	04/25/2005 – 04/24/2008		500
	08/26/05	20,000	08/26/2007 – 08/25/2010		6,500

Ou Seb Lee	04/25/03	35,000	04/25/2005 – 04/24/2008		500
	12/10/04	40,000	12/10/2006 – 12/09/2009		2,000

Chang Hyun Rho	08/17/04	36,000	08/17/2006 – 08/16/2009		1,800
	08/26/05	10,000	08/26/2007 – 08/25/2010		6,500
Jawoong Lee	08/26/05	10,000	08/26/2007 – 08/25/2010		6,500
Sung Su Lee	03/14/03	114,678	03/14/2005 – 03/13/2008		500

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common shares as of September 30, 2005, by each person who is known to us to be the beneficial owner of more than 5.0% of our common shares; each of our directors; each of our named executive officers; all of our directors and executive officers as a group; and other selling shareholders. The selling shareholders indicated below have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to 675,000 ADSs, representing 337,500 common shares. If the underwriters do not exercise their over-allotment option, the selling shareholders will sell no common shares in this offering. Unless otherwise specified, this table assumes no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options. See “Management—Stock Option Plan” for a detailed discussion of our outstanding stock options.

	Common Shares Beneficially Owned Prior To This Offering(1)		Common Shares To be Sold In This Offering(2)		Common Shares Beneficially Owned After This Offering		Common Shares Beneficially Owned After This Offering(2)
Name	Number	Percent	Number(1)	Percent(3)	Number(1)	Percent(4)	Number(1)	Percent(5)
Five Percent and Greater Shareholders
JAFCO Asia Technology Fund(6)	720,800	15.74%	127,280	4.92%	720,800	10.56%	593,520	8.28%
MIC 2001-4TG Venture Partnership(7)	413,866	9.04	73,081	2.82	413,866	6.06	340,785	4.76
Postech Venture Capital(8)	355,970	7.77	62,857	2.43	355,970	5.21	293,113	4.09
Other Shareholders
Bokwang No. 9 Partnership(9)	194,000	4.24	34,257	1.32	194,000	2.84	159,743	2.23
Korea Venture Investment Corp.(10)	160,000	3.49	28,253	1.09	160,000	2.34	131,747	1.84
Korea Venture Fund(11)	66,667	1.46	11,772	*	66,667	*	54,895	*
Directors and Executive Officers(15)
Seo Kyu Lee	1,051,524	22.97	—	—	1,051,524	15.40	1,051,524	14.67
Sang Soo Lee	—	—	—	—	—	—	—	—
Moon Sung Kim	—	—	—	—	—	—	—	—
Dongwoo Chun	—	—	—	—	—	—	—	—
Ha Jin Jhun	—	—	—	—	—	—	—	—
Choong-Ki Kim	—	—	—	—	—	—	—	—
Taek Jin Nam	—	—	—	—	—	—	—	—
Euy Hyeon Baek(12)(13)	170,772	3.73	—	—	170,772	2.50	170,772	2.38
Ou Seb Lee(12)	35,000	*	—	—	35,000	*	35,000	*
Chang Hyun Rho	—	—	—	—	—	—	—
Jawoong Lee	—	—	—	—	—	—	—	—
Sung Su Lee(12)(14)	145,646	3.18	—	—	145,646	2.13	145,646	2.03
All directors and executive officers as a group (12 persons)	1,402,942	30.64	—	—	1,402,942	20.55	1,402,942	19.58

Total	3,314,245	72.39%	337,500	13.04%	3,314,245	48.54%	2,976,745	41.54%

*	Less than 1%.

(1)	Beneficial ownership of each listed person in the table is based on 4,578,524 common shares outstanding as of September 30, 2005, which assumes the conversion of all outstanding preferred shares into 1,201,333 common shares and the exercise of all options exercisable within 60 days from September 30, 2005 into 773,191 common shares.

(2)	Assumes full exercise of the underwriters’ over-allotment option.

(3)	Percentage of shares being sold in this offering, assuming full exercise of the underwriters’ over-allotment option, is calculated based on 2,587,500 common shares being sold in this offering by the selling shareholders and our company.

(4)	The number of common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such persons and exercisable within 60 days of September 30, 2005. Percentage of beneficial ownership is based on 6,828,524 common shares outstanding immediately after the completion of this offering, including 2,250,000 common shares sold in this offering.

(5)	The number of common shares outstanding used in calculating the percentage for each listed person includes the common shares underlying options held by such persons and exercisable within 60 days from September 30, 2005. Percentage of beneficial ownership is based on 7,166,024 common shares outstanding immediately after the completion of this offering, including 2,587,500 common shares sold in this offering, assuming the full exercise of the underwriters’ over-allotment option.

(6)	JAFCO Asia Technology Fund, or JATF, is a Cayman company, wholly-owned by JAFCO Asia Technology Fund L.P., or JATF L.P. JATF L.P. is a Cayman limited partnership managed by its general partner, JAFCO Asia Technology Holdings Limited, a Cayman company. The voting and investment power over our Series A preferred shares owned by JATF, which shall be converted into our common shares prior to this offering, is indirectly controlled and managed by JAFCO Asia Technology Holdings Limited, which is a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., which, in turn, is wholly-owned by JAFCO Co., Ltd. JAFCO Co., Ltd. is a public company listed on the Tokyo Stock Exchange. The address for JATF is the Office of Maples and Calder, Attorneys-at-law, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies.

(7)	Information and Telecommunications Investment MIC 2001-4TG Venture Partnership, or MIC, is a Korean limited partnership managed by its general partner, Q Capital Partners Co., Ltd., or QCP, a KOSDAQ registered investment banking company in Korea. The voting and investment power over our Series A preferred shares owned by MIC, which shall be converted into our common shares prior to this offering, is controlled and managed by QCP’s investment committee. The committee members include Mr. Jong Hoo Yoo, the chief executive officer of QCP, Mr. Jung Soo Ye, Mr. Kyu Yeob Choi and Mr. Eun Sang Yoo, all executive officers of QCP. The largest shareholder of QCP is Q Capital Holdings, Co., Ltd. owning 31.9% of QCP, while Mr. Yoo, owns 4.9% of QCP. The address of MIC is 8th Floor, Seoul Venture Town (Aju) Bldg., 679-5, Yeoksam-Dong, Gangnam-gu, Seoul 135-978, Korea. In April 2004, MIC sold 80,000 Series A preferred shares to Korea Venture Fund in consideration for approximately (Won)1.7 billion, or (Won)21,239 per share.

(8)	Postech Venture Capital Corporation is 95.0% owned by Pohang Iron and Steel Co., Ltd., or POSCO, which is a public company; and 5.0% owned by Pohang University of Science and Technology, or Postech. Postech is the largest shareholder of POSCO with 3.22%, and the former chairman of POSCO, Mr. Sang Bu Yoo is the chairman of Postech. The address of Postech Venture Capital Corporation is 1st Floor, Information Telecommunications Center, Postech, San 31, Hyoja-dong, Nam-gu, Pohang-si, Kyungsangbook-do, Korea.

(9)	Bokwang No. 9 Partnership, or Bokwang, is a Korean limited partnership managed by its general partner, Bokwang Investment Corporation. The voting and investment power over our common shares owned by Bokwang is controlled and managed by Bokwang Investment Corporation’s investment committee, which makes its investment decisions, including exercising relevant voting powers, upon unanimous vote of the committee members. The committee members are Mr. Moon Soo Park, the chief executive officer of Bokwang, two executive officers, Messrs. Ho Jeong Kim and Kil Hwan Ahn, four investment review staff members, Messrs. Seong Jin Joo, Soong Bok Shin, Jun Hong Park and Byung Chul Park. The address of Bokwang is 30th Floor, Glass Tower, 946-1, Daechi-dong, Gangnam-gu, Seoul, Korea.

(10)	Korea Venture Investment Corp., or KVIC, a Korean limited partnership and formerly known as Dasan Venture, is 99.96% owned by Small Business Corporation, with the remaining 0.04% owned by other entities and individuals. Small Business Corporation is a non-profit organization established by the Korean government to implement certain policy objectives related to small- and medium-sized enterprises. KVIC’s investment decisions are made by an investment review committee composed of five members: Mr. Kyung Sik Kim, the chief executive officer of KVIC, and four other members of KVIC’s senior management, Messrs. Seung Heum Lee, Jung Gul Yoo, Han Young Lee and Seung Min Baik. The address of KVIC is 7th Floor KWTC B/D, 159-1 Samsung-dong, Kangnam-gu, Seoul, Korea 135-729.

(11)	Korea Venture Fund is a Korean limited partnership managed by its general partner, Korea Venture Fund Management Company, or KVFMC. The voting and investment power over our Series A preferred shares owned by Korea Venture Fund, which shall be converted into our common shares prior to this offering, is controlled and managed by KVFMC’s investment committee, which is comprised of Mr. Ray Hood, the chairman of the committee, Mr. Joo Hock Chua, Mr. Yigarl Erlich, and Mr. D.H. Shin. The address of Korea Venture Fund is 19th Floor, Bigway Tower, 677-25, Yeoksam-dong, Gangnam-gu, Seoul, Korea. As noted in footnote (7) above, in April 2004, Korea Venture Fund purchased 80,000 Series A preferred shares from MIC.

(12)	Includes the common shares underlying all the options held by this person and exercisable within 60 days from September 30, 2005.

(13)	Includes 37,161 common shares held by Kun Ok Kim, who is the wife of Mr. Baek.

(14)	Includes 30,968 common shares held by Hyun Sook Kim, who is the wife of Mr. Lee.

(15)	The address of our current directors and executive officers is c/o Pixelplus Co., Ltd., 5th Floor, Intellige I, KINS Tower, 25-1 Jeongja-dong, Bundang-gu, Seongnam-si, Gyeonggi-do 463-811, Korea.

We believe the purchases of our securities by the selling shareholders named above took place in the ordinary course of their respective businesses. We have been informed that at the time of purchase, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities they purchased. JATF has represented to us that it is affiliated with Nomura Securities International Inc., a U.S. registered broker-dealer.

All of our shareholders enjoy equal voting rights based on the number of shares owned. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of September 30, 2005, of the total number of our shares issued and outstanding, approximately 77% were held by shareholders who are Korean residents and approximately 23% were held by shareholders who are non-Korean residents. As of the date of this prospectus, approximately 2.0% of our outstanding common shares are held by one shareholder domiciled in the United States.

The selling shareholders have agreed to sell an additional 675,000 ADSs to the underwriters if the underwriters exercise their over-allotment option. If the over-allotment option is exercised, each selling shareholder will sell the number of common shares equal to approximately 17.66% of its shareholding as of the date of this prospectus. If the over-allotment option is partially exercised, each selling shareholder will sell the number of common shares equal to the pro rata amount of common shares held by such selling shareholder calculated based on the percentage of common shares held by such selling shareholder in relation to the total number of common shares held by all selling shareholders.

RELATED PARTY TRANSACTIONS

Relationship with Tesna

As of September 30, 2005, almost all of our wafer and CSP testing were conducted by Tesna, in which we hold a 13.9% equity interest. See “Business—Manufacturing—Wafer and CSP Testing.” We have incurred fees totaling (Won)510 million, (Won)1,854 million (US$1.8 million) and (Won)1,421 million (US$1.4 million) to Tesna for its testing services in 2003, 2004 and the first nine months of 2005, respectively.

On March 27, 2003, we provided an interest-free loan of approximately (Won)457 million (US$0.4 million) to Tesna for the upgrade and improvement of its testing services. On May 27, 2004, we provided another loan in the amount of (Won)250 million (US$0.2 million) with an annual interest rate of 8.0% to Tesna to help meet its working capital requirements. The aggregate principal amount of our loan to Tesna was (Won)707 million (US$0.7 million), out of which (Won)250 million in principal and (Won)0.7 million in interest were repaid by Tesna in cash on May 31, 2004 and July 15, 2004, respectively. The remaining principal amount of approximately (Won)457 million was offset as consideration for our purchase of a 20.0% equity interest in Tesna on May 27, 2004. On May 4, 2005, Tesna has issued additional shares to third parties, resulting in our equity interest being diluted to 13.9%.

Mr. Euy Hyeon Baek, who is currently our vice president, has been a member of Tesna’s board of directors since May 25, 2004. Mr. Baek does not receive any compensation for serving as a director of Tesna and does not hold any equity interest in Tesna.

Relationship with Pixelplus Technology Inc.

In September 2004, we entered into a cooperation agreement with Pixelplus Technology Inc., or PTI, our joint venture in Taiwan, whereby both parties have agreed to cooperate in the sale of our products and related business. This agreement is valid for a term of three years, which term will be automatically renewed every year if neither party objects. Under this agreement, we have agreed to supply our products, authorize PTI to use our trademark and provide related technical support on favorable payment terms. PTI is the exclusive distributor of our products in Taiwan. We retain the intellectual property rights related to products we supply to PTI. Intellectual property relating to jointly developed products will be jointly owned by PTI and us.

In June 2005, we made a capital contribution of (Won)488 million (US$0.5 million) in PTI as part of PTI’s private placement of its shares with certain third parties, which lowered our equity interest from 42.9% to 37.5%.

Guarantees by Mr. Seo Kyu Lee

We have from time to time entered into loan agreements with various foreign and domestic lenders. Mr. Seo Kyu Lee, our Chief Executive Officer, has provided guarantees relating to our borrowings under certain of these loan agreements without receiving any separate consideration. As of September 30, 2005, the maximum amount of our borrowings guaranteed by Mr. Lee under such loan agreements are as follows:

•	loan facilities with Industrial Bank of Korea in the aggregate amount of (Won)4,770 million, of which Mr. Lee has guaranteed up to (Won)4,104.6 million;

•	loan facilities with Hana Bank in the aggregate amounts of (Won)1,600 million and US$650,000, of which Mr. Lee has guaranteed up to (Won)2,080 million and US$845,000, respectively, including interest and other fees and expenses;

•	loan facilities with Korea Exchange Bank in the aggregate amount of (Won)3,500 million, of which Mr. Lee has guaranteed up to (Won)3,300 million; and

•	loan facilities with Citibank (formerly known as Hanmi Bank) in the aggregate amount of (Won)500 million, of which Mr. Lee has guaranteed up to (Won)650 million, including interest and other fees and expenses.

Relationship with Mirae Accounting and Mr. Taek Jin Nam

In February 2003, we entered into a verbal agreement with Mirae Accounting, whereby Mirae Accounting provides us with tax calculation and filing services. Mr. Taek Jin Nam, who has been our statutory auditor since April 25, 2003 and our independent director since October 14, 2005, has been an employee of Mirae Accounting during the same period. Under Korean law, a statutory auditor is a non-employee individual retained in order to review and examine (i) the agenda for the general meeting of shareholders, (ii) the financial statements and other reports to be submitted by the board of directors to the general meeting of the shareholders and (iii) the administration of the board of directors. In addition, since early 2005, Mirae Accounting has also been providing auditing services to Tesna. As of December 31, 2004, the total amount of fees, including value-added tax, or VAT, that we have paid to Mirae Accounting for its tax services performed between February 2003 and December 31, 2004 is approximately (Won)8 million. Mirae Accounting has not provided any service to us, and we have not made any payments for service to Mirae Accounting, since Mr. Nam became our independent director.

Personal Loans to Employees

As of September 30, 2005, we had outstanding personal loans to five non-executive employees in the aggregate principal amount of (Won)157 million (US$0.2 million). Of this amount, (i) (Won)27 million was extended to an employee and shareholder on December 26, 2004 at a below market annual interest rate of 3.0%, scheduled to be repaid by March 25, 2010, (ii) (Won)60 million was extended to an employee on February 24, 2005, scheduled to be repaid on February 23, 2012, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term, (iii) (Won)40 million was extended to an employee on July 24, 2003, scheduled to be repaid on July 31, 2010, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term, (iv) (Won)15 million was extended to an employee on July 25, 2005, scheduled to be repaid on July 24, 2010, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term, and (v) (Won)15 million was extended to an employee on August 2, 2005, scheduled to be repaid on August 1, 2010, at no interest for the first four years of the loan term and then the lowest interest rate allowed under applicable law for the remainder of the loan term.

Transactions with Holders of Series A Preferred Shareholders

On March 7, 2003, we entered into a subscription agreement with JATF, MIC and certain other shareholders, under which we issued 1,441,600 voting redeemable and convertible Series A preferred shares, par value (Won)500 per share, or Series A preferred shares, at (Won)3,421 per share for an aggregate purchase price of (Won)4,932 million on March 17, 2003. In connection with the issuance of our Series A preferred shares, the parties to the subscription agreement entered into a shareholders agreement, or Shareholders Agreement, on March 7, 2003.

Under the Shareholders Agreement, the parties agreed to grant the holders of Series A preferred shares certain rights, privileges and preferences, including dividend, liquidation preference, redemption preference and veto rights, as reflected in our current articles of incorporation. The Shareholders Agreement also provides that our board of directors will not consist of more than six members, and JATF and MIC are each entitled to appoint one representative to our board of directors. In anticipation of this offering, all of the directors nominated by JATF and MIC voluntarily resigned in the first half of 2005.

On November 28, 2005, we entered into a termination agreement, or Termination Agreement, with all of the holders of Series A preferred shares, pursuant to which the parties agreed to terminate all rights and obligations of the Series A preferred shares under the Shareholders Agreement, except for certain registration rights and indemnity rights related to registration rights that will survive the completion of this offering, in consideration for the participation of the holders of Series A preferred shares in this offering. See “Shares Eligible for Future Sale—Registration Rights.” In addition, such shareholders agreed to amend and restate our current articles of incorporation to remove all provisions regarding the Series A preferred shares, which has been approved by our shareholders on September 30, 2005. Such amended and restated articles of incorporation shall become effective on the date of the underwriting agreement for this offering.

DESCRIPTION OF SHARE CAPITAL

As of the date hereof, there were 3,805,333 common shares issued and outstanding held of record by 34 shareholders. On September 30, 2005, our shareholders voted to amend and restate our current articles of incorporation, effective as of the date of the underwriting agreement for this offering. In accordance with our current articles of incorporation, all of our Series A preferred shares has been converted into 1,201,333 common shares on or prior to one business day before the pricing for this offering. This was separately agreed to by all of the holders of Series A preferred shares pursuant to the Termination Agreement.

The section below provides summary information relating to the material terms of our proposed amended and restated articles of incorporation and Korean law insofar as they relate to the material terms of our share capital that will become effective prior to the closing of this offering.

General

Our total authorized share capital consists of 10,000,000 shares, comprised of common shares, par value (Won)500 per share and non-voting preferred shares, par value of (Won)500 per share.

After giving effect to the completion of this offering, there will be 6,055,333 common shares issued and outstanding, including 1,201,333 common shares issued upon the conversion of all of our Series A preferred shares.

In accordance with our proposed amended and restated articles of incorporation, we may issue non-voting participating, cumulative, preferred shares up to 2,000,000 shares and the holders of such preferred shares are entitled to receive annual dividends as determined by the board of directors at the time of its issuance within the range between 1% to 15% of the par value of such shares, which rate will be equal to or higher than the dividend rates applicable to the holders of common shares. If we fail to declare and pay dividend amount on the preferred shares in any given fiscal year, any unpaid portion shall be paid out prior to any distribution on the common shares at the time of dividend payments in the following fiscal year. None of our non-voting preferred shares is currently issued or outstanding.

We have not issued any equity securities other than our common shares. All of our issued and outstanding shares are fully paid and non-assessable and are in registered form.

Dividends

We may pay dividends to our shareholders in proportion to the number of shares owned by each shareholder, subject to certain dividend preferences of the non-voting preferred shares. The common shares represented by the ADSs have the same dividend rights as our other common shares.

We may declare dividends at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. We pay the annual dividend shortly after the annual general meeting declaring such dividends. We may distribute the annual dividend in cash or in shares. However, a dividend in shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividends.

Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (i) our stated capital, (ii) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period and (iii) the legal reserve to be set aside for the annual dividend. We may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the annual dividend; or unless we have an accumulated legal reserve of not less than one-half of our stated capital. We may not use our legal reserves to pay cash dividends but may transfer amounts from our legal reserves to capital stock or use our legal reserves to reduce an accumulated deficit.

We have no obligation to pay any dividend unclaimed for five years from the dividend payment date.

Since our inception, we have not declared or paid any dividends on our share capital. Any decision to pay dividends in the future will be subject to a number of factors, including cash requirements for future capital expenditures and investments, and other factors our board of directors may deem relevant. We have no intention of paying dividends in the near future.

Distribution of Free Shares

In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of shares issued without consideration. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings. We have distributed a total of 535,000 free common shares to our then existing shareholders on September 19, 2000, and a total of 1,302,000 free common shares to our then existing shareholders on December 21, 2000. We have no intention of making such a distribution in the near future.

Preemptive Rights and Issuance of Additional Shares

We may issue authorized but unissued shares at the times and, unless otherwise provided in the Korean Commercial Code, on such terms as our board of directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date.

We may issue new shares pursuant to a board resolution to persons other than existing shareholders, who in these circumstances will not have preemptive rights if the new shares are issued:

•	through solicitation of subscription to 50 or more persons or to an underwriter for such solicitation to the extent not exceeding 50% of the then total issued and outstanding shares;

•	through a general public offering to the extent not exceeding 50% of the then total issued and outstanding shares;

•	to the members of the employee stock ownership association;

•	upon the exercise of a stock option;

•	in the form of depositary receipts to the extent not exceeding 50% of the then total issued and outstanding shares;

•	to induce foreign direct investment necessary for business in accordance with the Foreign Investment Promotion Act of Korea to the extent not exceeding 50% of the then total issued and outstanding shares; and

•	through solicitation of subscription to 50 or more persons or to an underwriter for such solicitation for listing of our shares on the Stock Market Division or KOSDAQ Market Division on the Korea Exchange to the extent not exceeding 50% of the then total issued and outstanding shares.

With respect to any issuance of new shares, we must give public notice to our existing shareholders at least two weeks before the relevant record date, informing them of their preemptive rights and the transferability of such preemptive rights. We will notify the shareholders who are entitled to subscribe for newly issued shares of the subscription deadline at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute fractional shares or shares for which preemptive rights have not been exercised.

In the case of ADS holders, the depositary will be treated as the shareholder entitled to preemptive rights.

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary,

•	at the request of shareholders holding an aggregate of 3% or more of our outstanding shares, or

•	at the request of our audit committee.

We must give shareholders written notice or electronic document setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, a shareholder holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant law and regulations or our articles of incorporation. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of or vote at general meeting of shareholders.

Our shareholders’ meetings are held in Bundang, Korea or other adjacent areas as deemed necessary.

Voting Rights

Holders of our common shares are entitled to one vote for each share. However, any shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not have voting rights. Unless our articles of incorporation explicitly state otherwise, the Korean Commercial Code permits cumulative voting pursuant to which each voting share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. Our articles of incorporation explicitly exclude cumulative voting.

Our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-quarter of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our articles of incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation,

•	removing a director,

•	effecting a capital reduction,

•	effecting any dissolution, merger or consolidation with respect to us,

•	transferring all or any significant part of our business,

•	acquiring all of the business of any other company or a part of the business of any other company having a material effect on our business, or

•	issuing new shares at a price below the par value, or any other matters for which such resolution is required under relevant law and regulations.

In general, holders of non-voting preferred shares (other than enfranchised non-voting preferred shares) are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation, capital reductions or in some other cases that affect the rights or interests of the non-voting preferred shares, approval of the holders of such class of shares is required. We must obtain the approval, by a resolution, of holders of at least two-thirds of the non-voting preferred shares present or represented at a class meeting of the holders of such class of shares, where the affirmative votes also represent at least one-third of the total issued and outstanding shares of such class. In addition, if we are unable to pay dividends on non-voting preferred shares as provided in our articles of incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until the dividends are paid. The holders of enfranchised non-voting preferred shares have the same rights as holders of voting shares to request, receive notice of, attend and vote at a general meeting of shareholders.

Under our articles of incorporation, shareholders may exercise their voting rights by proxy. A person with a proxy must present a document evidencing its power of attorney before the commencement of the relevant general meeting of shareholders in order to exercise voting rights.

Holders of ADSs will exercise their voting rights through the ADS depositary. Subject to the provisions of the deposit agreement, holders of ADSs will be entitled to instruct the depositary how to vote the common shares underlying their ADSs.

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after receiving such request. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement is not attained within 30 days since the receipt of the request, we or the shareholder requesting the purchase of shares may request the court to determine the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.

Register of Shareholders and Record Dates

Our transfer agent, Hana Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates.

The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to vote at the annual general meeting of shareholders, the register of shareholders is closed for the period from January 1 to the date of the annual general meeting of shareholders of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

Annual Report

At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Transfer of Shares

There is no restriction on transfer or sale of our shares applicable to our shareholders or holders of ADSs under our articles of incorporation and the relevant laws, except for certain procedural requirements applicable to a non-citizen or non-resident of Korea. See “Korean Foreign Exchange Controls and Securities Regulations—Restrictions Applicable to Shares.”

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his or her behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, asset management companies, futures trading companies, internationally recognized foreign custodians and the Korea Securities Depository, or KSD, may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Korean Foreign Exchange Controls and Securities Regulations.”

Our transfer agent, Hana Bank, is located at 101-1, Euljiro 1-ga, Jung-gu, Seoul, Korea.

Acquisition of Our Shares

We may not acquire our own common shares except in limited circumstances, such as reduction of capital and acquisition of our own common shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code, except in the case of a capital reduction (in which case we must retire the common shares immediately), we must resell any common shares acquired by us to a third party (including to a stock option holder who exercised his or her stock option) within a reasonable time. Corporate entities in which we own a 50% or greater equity interest may not acquire our common shares.

There exists no restriction which limits the rights to own our shares or exercise voting rights on our shares or our ADSs due to their status as a non-resident or non-Korean citizen under our articles of incorporation and the applicable Korean laws, except for the procedural requirements applicable to a non-citizen or non- resident of Korea. See “Korean Foreign Exchange Controls and Securities Regulations—Restrictions Applicable to Shares.”

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

Other Provisions

Under our articles of incorporation, there exists no provision (i) which may delay or prevent a change in control of us and that is triggered only in the event of a merger, acquisition or corporate restructuring, (ii) which requires disclosure of ownership above a certain threshold, or (iii) that governs the change in capital that is more stringent than required by the applicable laws in Korea.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in the Offering. Each ADS will represent an ownership interest in one-half of one common share which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the common shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at +1-800-732-0330.

Share Dividends and Other Distributions

How Will I Receive Dividends and Other Distributions on the Common Shares Underlying My ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof, to the extent applicable, on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in common shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such common shares. Only whole ADSs will be issued. Any common shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to Receive Additional Common Shares. In the case of a distribution of rights to subscribe for additional common shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable, or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determined that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holder.

There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, common shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How Does the Depositary Issue ADSs?

The depositary will issue ADSs if you or your broker deposit common shares or evidence of rights to receive common shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such common shares with the custodian.

Common shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such common shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited common shares, including those being deposited by or on our behalf in connection with the offering to which this prospectus relates, for the account of the depositary. ADR holders thus have no direct ownership interest in the common shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited common shares. The deposited common shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of common shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any tax or other fee or charge owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

In order to enable the depositary to accept the deposit of additional common shares and issue ADSs representing such securities in respect thereof, we have consented, after giving effect to such deposits, to deposits from shareholders and others which will enable up to a total of 2,850,000 common shares to be represented by ADSs at any one time. At any time the aforementioned number of common shares underlie ADSs, no further common shares may be accepted for deposit without our prior consent, which shall not be unreasonably withheld. The above number shall be automatically adjusted to give effect to any securities deposited by us in connection with any of the following: (i) offerings of rights to acquire additional ADSs; (ii) common share dividends and other free distributions of common shares; and (iii) a subdivision of common shares, if any, and may be increased as we may determine from time to time.

How Do ADR Holders Cancel an ADS and Obtain Deposited Securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying common shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

If ADSs are surrendered by a holder but not all ADSs held by such holder are cancelled, the depositary will execute and deliver an ADR or ADRs evidencing the balance of ADSs not so cancelled to the person or persons surrendering the same.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of common shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement. Additionally, we have consented to the deposits of any and all common shares which result from a stock split, stock dividend and any rights offering. Currently, our articles of incorporation would not prohibit any such deposits.

On the date hereof, any holder of ADRs who wants to withdraw common shares must register its identity with the Financial Supervisory Service of Korea, or FSS, before the acquisition of common shares if such registration has not been made unless such holder intends to sell the common shares within three months.

Record Dates

The depositary will fix record dates which, in the case of record dates for receipt of dividends, distributions or rights, will be as close as practicable to our record date, for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of common shares or other deposited securities,

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How Do I Vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the common shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholders meeting or solicitation of consents or proxies. This notice will state such information as contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the common shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying common shares or other deposited securities, to vote or to have its agents vote the common shares or other deposited securities as you instruct. Under Korean law, with respect to any shareholders meeting, the depositary can only vote that number of whole shares for which it has received voting instructions. To the extent the depositary has received instructions from ADR holders which would result in a fraction of a share being voted at our meeting, the depositary will not be able to vote such fractional share and the voting instruction with respect to the ADS representing such fractional share will not be counted. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Provided at least 30 days have been given for holders of ADRs to provide the depositary with voting instructions, the depositary, if requested in writing by us, is contractually required to be present at the shareholders’ meeting in order to cause the underlying common shares to be counted for the purpose of satisfying quorum requirements on matters other than those where (i) substantial opposition exists or (ii) which would materially affect the right of holders of shares. We have agreed to inform the depositary if either (i) or (ii) exists with respect to any matter presented for a vote to our shareholders. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I Be Able to View Your Reports?

The depositary will make available for inspection by ADR holders all written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by the rules or regulations of the SEC.

Additionally, if we make all written communications generally available to holders of our common shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What Fees and Expenses Will I Be Responsible for Paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of common shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is up to US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing common shares or by any party surrendering ADRs or to whom ADRs are issued, including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs, whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS, or portion thereof, for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$0.02 per ADS, or portion thereof, per year for services performed, by the depositary in administering our ADR program, which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision;

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our common shares or other deposited securities, which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions;

•	a fee for the distribution of securities, or the sale of securities in connection with a distribution, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities, treating all such securities as if they were common shares, but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary, including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment, in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation.

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

Before making any distribution or other payment on any deposited securities, we will be required to make such deductions (if any) which, by the laws of Korea, we are required to make in respect of any income, capital gains or other taxes and we may also deduct the amount of any tax or governmental charges payable by us or for which we might be made liable in respect of such distribution or other payment or any document signed in connection therewith. In making such deductions, neither we nor the depositary shall have any obligation to any ADR holder to apply a rate under any treaty or other arrangement between Korea and the country within which such ADR holder is resident unless such ADR holder has timely provided to us evidence of their residency that is accepted by the relevant tax authorities of Korea. By holding an ADR or an interest therein, you will be agreeing to indemnify each of us, the depositary, the custodian and all of each of our respective directors, employees, agents and affiliates against, and hold each harmless from, any claims by any governmental authority with respect to penalties or interests arising out of any reduced rate of withholding, at source, or other tax benefit obtained.

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities, except under limited circumstances mandated by securities regulations. If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold us and each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interests arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained. If the depositary, its custodian or we suffer any loss as a result of actions taken by any ADR holder for tax purposes, such ADR holder will have to indemnify the depositary, its custodian or us, as the case may be, for such loss, which may exceed the tax benefit such ADR holder received.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities, or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How May the Deposit Agreement be Amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fee or charge, other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How May the Deposit Agreement be Terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders

Limits on Our Obligations And the Obligations of the Depositary; Limits on Liability to ADR Holders and Holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge; (ii) any stock transfer or registration fees in effect for the registration of transfers of common shares or other deposited securities upon any applicable register; and (iii) any applicable fees and expenses described in the ADR;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature; and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable Korean or other taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the common shares on the books maintained by or on our behalf for the transfer and registration of common shares or the books of the KSD of the common shares presented for deposit, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

Additionally, as a condition of accepting common shares for deposit, the depositary may require that the person making such deposit furnish evidence satisfactory to it that all necessary approvals have been waived or granted by all governmental or quasi-governmental body or agency in Korea, including, without limitation, any such body which is then performing the function of regulating currency exchange.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, Korea or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provides shall be done or performed by it or them, including, without limitation, voting;

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense, including fees and disbursements of counsel, and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall the depositary or any of its agents be liable for any indirect, special, punitive or consequential damages except to the extent such damages arise from gross negligence or willful misconduct.

For the avoidance of doubt, the depositary shall have no responsibility whatsoever to us, any ADR holder or any other person with respect to any deficiency which might arise because the depositary is subject to any tax in respect of the common shares or any part thereof or any income therefrom or any proceeds thereof.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of, or governing any, deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other common shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities, unless the deposit agreement provides otherwise, until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of common shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities, unless the deposit agreement provides otherwise, if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-Release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of common shares, or rights to receive common shares from any registrar, transfer agent or other entity recording common share ownership or transactions. This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying common shares, or rights to receive common shares from us or from any registrar, transfer agent or other entity recording common share ownership or transactions, are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs, marked to market daily; and

•	each recipient of pre-released ADSs represents in writing that he or she

•	owns the underlying common shares;

•	assigns all rights in such common shares to the depositary;

•	holds such common shares for the account of the depositary; and

•	will deliver such common shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time, excluding those evidenced by pre-released ADSs. However, the depositary may change or disregard such limit from time to time as it deems appropriate as a result of market conditions. The depositary may retain for its own account all earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs, or any interest therein, issued in accordance with the terms and conditions of the deposit agreement shall be deemed for all purposes to (a) be a party to and bound by the terms of the deposit agreement and the applicable ADR(s); and (b) appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR(s), to adopt any and all procedures necessary to comply with applicable law and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR(s), the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have an aggregate of 6,055,333 common shares outstanding, based upon shares outstanding as of the date hereof, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options. Of these common shares, 2,250,000 common shares underlying the ADSs sold in this offering, or 2,587,500 common shares if the over-allotment option is exercised in full, will be freely tradable without restriction under the Securities Act, except for common shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. We believe our remaining outstanding common shares were issued to our existing shareholders under Regulation S of the Securities Act and may be resold pursuant to an exemption from registration. Common shares held by our affiliates are “restricted securities” as that term is defined in Rule 144. Restricted securities may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. In addition, restricted securities may be sold outside the United States pursuant to Regulation S of the Securities Act.

Lock-Up Agreements

We, the selling shareholders and certain of our shareholders, collectively holding in the aggregate approximately 93% of our outstanding common shares, assuming the conversion of all outstanding preferred shares, and all of our option holders holding options exercisable during the 180 days following the date of this prospectus have agreed with the underwriters that, without the prior consent of Jefferies & Company, Inc., neither we, the selling shareholders nor any such shareholder or option holder will, for a period of 180 days following the date of this prospectus, offer, sell, or contract to sell any of our ADSs or common shares or any economic interests therein. The foregoing restrictions applicable to us do not apply to (i) the ADSs and the underlying common shares to be sold in this offering, (ii) the common shares to be issued upon the exercise of options granted under existing employee stock option plan and (iii) any option to be granted under existing stock option plans and any registration statement on Form S-8. See “Underwriting.”

The 180-day restricted period described above is subject to extension such that, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will, except if otherwise waived in writing by the joint global coordinators and bookrunners, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of such material news or event.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted common shares for at least one year, including a person who may be deemed our affiliate, would be entitled to sell within any three-month period a number of the common shares that does not exceed the greater of (i) 1% of the number of the common shares then outstanding, which will equal approximately 61,000 common shares immediately after the completion of this offering, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding stock options, or (ii) the average weekly trading volume of the common shares, as represented by the ADSs on the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and the availability of current public information about us.

Rule 144(k)

Under 144(k), a person who:

•	is not deemed to have been our affiliate at any time during the three months preceding a sale;

•	beneficially owned the common shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate; and

•	is not an affiliate at the time of the sale,

is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Subject to applicable lock-up periods, beginning 90 days after the date of this prospectus, any of our employees, officers, directors or consultants who purchased common shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on the resale limitations of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares in reliance on Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 also permits non-affiliates to sell their Rule 701 shares in reliance on Rule 144, subject only to its manner of sale requirements.

Stock Options

As of September 30, 2005, options to purchase 1,177,591 common shares were outstanding under our stock option plan. All of these common shares will be eligible for sale in the public market from time to time, subject to vesting and exercise provisions of the options, Rule 144 volume limitations applicable to our affiliates and the lock-up agreements. We intend to file a registration statement on Form S-8 under the Securities Act to register approximately 1,500,000 common shares under our stock option plan. Such registration statement will become effective automatically upon filing. Following such filing, common shares registered under the Form S-8 will be available for sale in the open market, subject to the lock-up agreements and Rule 144 volume limitations applicable to our affiliates and the lock-up agreements, upon the exercise of vested options 90 days after the date of this prospectus.

Registration Rights

We have granted registration rights to the holders of our Series A preferred shares in connection with their subscription in March 2003. Set forth below is a description of those registration rights:

Demand Registration Rights. At any time commencing six months after the completion of this offering, holders of a majority of the registrable securities will have the right to demand that we file a registration statement covering the offer and sale of their securities, other than pursuant to a registration statement on Form F-3, so long as the aggregate amount of securities to be sold under the registration statement exceeds 20% of the then registrable securities or the aggregate offering price is likely to exceed US$10 million. We are not obligated to effect such demand registrations on more than three occasions.

Form F-3 Registration Rights. Upon our company becoming eligible for use of Form F-3, holders of at least 15% of the registrable securities will have the right to request that we file a registration statement on Form F-3. Such requests for registrations are in addition to any demand registration.

Piggyback Registration Rights. If, at any time after the completion of this offering, we propose to file a registration statement with respect to an offering for our own account, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement.

Expenses of Registration. We will pay all fees and expenses relating to any demand, Form F-3, or piggyback registration, including fees and expenses of a single counsel for the selling shareholders.

KOREAN FOREIGN EXCHANGE CONTROLS AND

SECURITIES REGULATIONS

General

The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Law and Decree, or the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Minister of Finance and Economy, or the MOFE. The Financial Supervisory Commission, or FSC, has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate the issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, (i) if the Government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the MOFE may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions, and (ii) if the Government deems that the international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring on serious obstacles in carrying out currency policies, exchange rate policies and other macroeconomic policies, the MOFE may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the means of payment acquired in such transactions in certain Korean governmental agencies or financial institutions, in each case subject to certain limitations thereunder.

Filing with Korean Government in Connection with the Issuance of ADSs

In order for us to issue common shares represented by ADSs in an amount exceeding US$30 million, we are required to file a prior report of the issuance with the MOFE. No further Korean governmental approval is necessary for the initial offering and issuance of the ADSs.

Under current Korean laws and regulations, the depositary is required to obtain our prior consent for the number of common shares to be deposited in any given proposed deposit which exceeds the difference between (i) the aggregate number of common shares deposited by us for the issuance of ADSs, including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs, and (ii) the number of common shares on deposit with the depositary at the time of such proposed deposit. We have agreed to consent to any deposit so long as the deposit would not violate our articles of incorporation or applicable Korean law and the total number of our common shares on deposit with the depositary would not exceed 2,850,000.

Share Certificates Must be Kept in Custody with an Eligible Custodian

Under Korean law, certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea, which may in turn be required to be deposited with the KSD, if they are designated as being eligible for deposit with the KSD. Only the KSD, foreign exchange banks, including domestic branches of foreign banks, securities companies, including domestic branches of foreign securities companies, asset management companies, futures trading companies and internationally recognized foreign custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the FSS, in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

A foreign investor may appoint one or more standing proxies from among the KSD, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized foreign custodians, which have obtained a license to act as a standing proxy to exercise shareholders’ right or perform any matters related thereto if the foreign investor does not perform theses activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the FSS in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

Restrictions Applicable to ADSs

Once the report to the MOFE is filed in connection with the issuance of ADSs, no Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal. Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

Restrictions Applicable to Shares

An investment by a foreign investor (i) of not less than 10% of the outstanding shares of a Korean company, and (ii) in an amount not less than US$50,000 is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Commerce, Industry and Energy which delegates its authority to foreign exchange banks or the Korea Trade-Investment Promotion Agency under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that such restrictions are prescribed in each specific law which regulates the business of such Korean company.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a non-resident of Korea must be deposited either in a Won account with the investor’s securities company or his Won account. Funds in the investor’s Won account may be transferred to the investor’s foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Securities companies and asset management companies are allowed to open foreign currency accounts and Won accounts with foreign exchange banks exclusively for accommodating foreign investors’ securities investments in Korea. Through such accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as the conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own accounts with foreign exchange banks.

TAXATION

Korean Taxation

The following discussion of material Korean tax consequences to owners of our ADSs and common shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable or with which the relevant income is effectively connected is the opinion of Evergreen Law Group. Such non-resident individuals or non-Korean corporations are referred to as non-resident holders below. The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This discussion is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our common shares and ADSs, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the Common Shares or ADSs

We will deduct Korean withholding tax from dividends paid to you (whether in cash or in common shares) at a rate of 27.5% (including resident surtax). If we distribute to you common shares representing a capitalization of certain capital surplus reserves or asset revaluation reserves, such distribution will be subject to Korean withholding taxes, except for the distribution of common shares representing a capitalization of paid-in capital in excess of the par value.

If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary. See “Description of American Depositary Shares—Payment of Taxes.” Please see the discussion under “—Tax Treaties” below for discussion on treaty benefits.

Taxation of Capital Gains

In general, capital gains earned by you upon the transfer of our common shares or ADSs are subject to Korean withholding tax at the lower of (i) 11% (including resident surtax) of the gross proceeds realized, and (ii) 27.5% (including resident surtax) of the net realized gains (subject to the production of satisfactory evidence of the acquisition cost and certain direct transaction costs), unless you are exempt from Korean income taxation under the applicable Korean tax treaty with your country of tax residence. Please see “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for any exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify for the relevant Korean tax law exemptions discussed in the following paragraphs.

With respect to our common shares, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such common shares, (i) if our common shares are listed on either the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange and transfer is made through either the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, (ii) if you have no permanent establishment in Korea and (iii) if you did not own or have not owned (together with any shares owned by any entity which you have a certain special relationship with and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs or the five calendar years prior to the calendar year in which the sale occurs.

With respect to ADSs, there are uncertainties as to whether they should be viewed as securities separate from our common shares underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in more detail in the following paragraph. However, in either case, you will be eligible for exemptions from capital gains available under Korean tax law (in addition to the exemption afforded under income tax treaties) if conditions discussed below are satisfied. Under a tax ruling issued by the Korean tax authority in 1995, or the 1995 tax ruling, ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferees’ permanent establishment in Korea) are not subject to Korean income taxation and (ii) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea are exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL.

However, according to a recent tax ruling issued in 2004 by the Korean tax authorities regarding the securities transaction tax, or the 2004 tax ruling, depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it gives rise to a question as to whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. In that case, exemptions from capital gains afforded under Korean tax law for transfers of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions from capital gains for transfers of underlying shares would apply. Under such an exemption relevant to this case, capital gains from transfers of ADSs would be exempt from Korean income tax under the STTCL if (i) the ADSs are listed on an overseas securities market that is similar to the Stock Market Division of the Korea Exchange or KOSDAQ Market Division of the Korea Exchange and (ii) the transfer of ADSs is made through such securities market. We believe that the Nasdaq National Market would satisfy the condition described in (i) above.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of our common shares which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of common shares on the Stock Market Division of the Korea Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the common shares or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce, or exempt from, Korean withholding tax on dividends on, and capital gains on a transfer of, our common shares or ADSs. For example, under the Korea-United States income tax treaty, Korean withholding tax is generally reduced to 16.5% (including resident surtax) on dividends and an exemption from Korean withholding tax on capital gains is available to qualifying residents of the United States that are beneficial owners of the relevant dividend income or capital gains.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to its tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Further, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption or reduction on all Korean source income except for business profit (e.g., income generated from the direct sale of goods by a U.S. company to a Korean) or personal service income under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption or reduction along with a certificate of your tax residency issued by a competent authority of your country of tax residence. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

Korean inheritance tax is imposed upon (i) all assets (wherever located) of the deceased if he or she was domiciled in Korea at the time of his or her death and (ii) all property located in Korea which passes on death (irrespective of the domicile of the deceased). Gift tax is imposed in similar circumstances to the above (based on the donee’s place of domicile in the case of (i) above). The taxes are imposed if the value of the relevant property is above a limit and vary from 10% to 50% according to the value of the relevant property and the identity of the parties involved.

Under the Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where the share certificates are physically located or by whom they are owned. If the tax authority’s interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, you or your heirs will be treated as the owner of the common shares underlying the ADSs.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer the common shares and the common shares are listed on neither the Stock Market Division of the Korea Exchange nor the KOSDAQ Market Division of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.5%.

With respect to transfers of ADSs, depositary receipts (such as the ADSs) constitute share certificates subject to the securities transaction tax according to the 2004 tax ruling; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or NASDAQ is exempt from the securities transaction tax.

According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of an underlying share and receipt of depositary securities or upon the surrender of depositary securities and withdrawal of the originally deposited underlying share, if no consideration is given for such withdrawal. However, the holding of the 2004 tax ruling referred to above seems to view the ADSs as the underlying shares at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to deposits of common shares in exchange of ADSs or withdrawals of common shares upon surrender of the ADSs regardless of whether the holder is the initial holder because the transfer of ADSs by the initial holder to a subsequent holder would have already been subject to securities transaction tax under such tax ruling.

The securities transaction tax, if applicable, must be paid by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

U.S. Federal Income Tax Considerations

The following is the opinion of Paul, Hastings, Janofsky & Walker LLP as to the material U.S. federal income tax consequences of the purchase, ownership, and disposition of our common shares or our ADSs. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of our common shares or our ADSs could differ from those described below.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions,

•	life insurance companies,

•	tax-exempt organizations,

•	dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding our common shares or our ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax provisions of the Code,

•	persons that have a “functional currency” other than the U.S. dollar, and

•	persons owning or treated as owning 10% or more of any class of our stock.

This description generally applies to purchasers of our common shares or our ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares or our ADSs that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, organized in or under the laws of the United States or any political subdivision thereof,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the United States can exercise primary supervision over its administration, and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership, including for this purpose any entity treated as a partnership for U.S. tax purposes, is a beneficial owner of our common shares or our ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of our common shares or our ADSs that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of our common shares or our ADSs.

For U.S. federal income tax purposes, U.S. Holders of our ADSs will be treated as owners of the underlying shares represented by such ADSs.

A “Non-U.S. Holder” is a beneficial owner of our common shares or ADSs that is not a “U.S. Holder.” If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Our Common Shares or Our ADSs

Subject to the passive foreign investment company rules discussed below, distributions to a U.S. Holder with respect to our common shares or our ADSs, other than pro rata distributions of our common shares, will be includible in the U.S. Holder’s gross income as ordinary dividend income when actually or constructively received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits are computed under U.S. federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in our common shares or our ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. We do not currently, nor do we intend in the future to, compute earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above.

Dividends paid in Won will be included in a U.S. Holder’s income at a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder (or in the case of ADSs, the depositary) receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If U.S. dollars are converted into Won on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the payment. However, the U.S. Holder will be required to include any gain or loss in income if the U.S. Holder later exchanges the Won for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Won for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. For taxable years beginning before January 1, 2009, dividends received by U.S. Holders who are taxed as individuals may be subject to reduced rates of taxation if our common shares or our ADSs are readily tradable on an established securities market in the United States, such as the Nasdaq Stock Market, where our ADSs are expected to trade, and holding period and other requirements are met. Dividends paid by us will not qualify for reduced rates if we are a passive foreign investment company in the year in which the dividends are paid or in the preceding taxable year. You should consult your tax advisors regarding the application of these rules to your particular circumstances.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions could also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by U.S. Holders taxed as individuals. Accordingly, the analysis of the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by those U.S. Holders, each described above, could be affected by actions taken by the U.S. Treasury or parties to whom the ADSs are pre-released.

Taxation of Disposition of Common Shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of our common shares or our ADSs equal to the difference between the amount realized for our common shares or our ADSs and the U.S. Holder’s tax basis in our common shares or our ADSs, determined in U.S. dollars. The gain or loss will be capital gain or loss and will be long term if the U.S. Holder has held our common shares or our ADSs for more than one year. The maximum tax rate on long term capital gains is 15% for U.S. Holders other than corporations, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2009. The deductibility of capital losses is subject to limitations. Any capital gain or loss that a U.S. Holder recognizes will generally be treated as United States source.

Passive Foreign Investment Company

We do not expect to be considered a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2005. The determination of our PFIC status depends upon the composition of our assets, including goodwill, and the amount and nature of our income, from time to time. The amount of goodwill will depend in part on the market value of our common shares or our ADSs, which may be especially volatile for a technology-related enterprise such as ours. Accordingly, we cannot provide any assurance that we will not be considered a PFIC for any taxable year. Our expectation of our PFIC status for the 2005 taxable year is based on our estimates and projections of the value of our assets as of the end of each fiscal quarter and the initial public offering price of our ADSs in this offering and the expected market price following the completion of this offering. Our actual PFIC status for 2005 will not be determinable until the close of the 2005 taxable year. As a result, Paul, Hastings, Janofsky & Walker LLP is not opining on our PFIC status for our 2005 taxable year.

If we are a PFIC in any year in which a U.S. Holder holds our common shares or our ADSs, the U.S. Holder generally will be subject to increased reporting requirements and subject to increased U.S. tax liabilities on receipt of certain dividends, described below, and on a disposition of our common shares or our ADSs in that year and all subsequent years, although a shareholder election to terminate such deemed PFIC status may be available. U.S. Holders should consult their own tax advisors regarding our status as a PFIC, the consequences of an investment in a PFIC, and the consequences of making a shareholder election to terminate deemed PFIC status if we no longer meet the income or asset test for PFIC status in a subsequent taxable year.

A foreign corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets, based on an average of the quarterly values of its assets during a taxable year, is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25%, by value, of the stock of such corporation.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or our ADSs, the U.S. Holder will be subject to the following special tax rules with respect to:

•	any “excess distribution” that the U.S. Holder receives on our common shares or our ADSs, and

•	any gain the U.S. Holder realizes from a sale or other disposition, including a pledge, of our common shares or our ADSs,

unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for our common shares or our ADSs will be treated as an excess distribution. Under these special tax rules:

•	any excess distribution on, or gain realized from a sale or other disposition of, our common shares or our ADSs will be allocated ratably over a U.S. Holder’s holding period for our common shares or our ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income in the year of the distribution or gain, and

•	the amount allocated to each other year will be subject to tax as ordinary income at the highest tax rate in effect for individuals or corporations, as applicable, for that year and an interest charge will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of our common shares or our ADSs cannot be treated as capital, even if the U.S. Holder holds our common shares or our ADSs as capital assets.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock to elect out of the excess distribution rules discussed above. If a U.S. Holder were to make a mark-to-market election for our common shares or our ADSs, the U.S. Holder would include in income each year an amount equal to the excess, if any, of the fair market value of our common shares or our ADSs as of the close of the taxable year over the U.S. Holder’s adjusted basis in such common shares or ADSs. A U.S. Holder would be allowed a deduction for the excess, if any, of the adjusted basis of our common shares or our ADSs over their fair market value as of the close of the taxable year, but only to the extent of any net mark-to-market gains on our common shares or our ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of our common shares or our ADSs, would be treated as ordinary income. Ordinary loss treatment would also apply to the deductible portion of any mark-to-market loss on our common shares or our ADSs, as well as to any loss realized on the actual sale or disposition of our common shares or our ADSs, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares or ADSs. A U.S. Holder’s basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs (other than the reduced rates for qualifying dividends received by U.S. Holders who are taxed as individuals as described above) would apply to distributions by us.

The mark-to-market election is available only for stock and ADSs which are regularly traded on a qualified exchange, such as the Nasdaq National Market. Under the U.S. Treasury Regulations, our common shares or our ADSs would generally be considered regularly traded if they are traded on a qualified exchange at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities. You should consult your own tax advisors as to whether a mark-to-market election is available for the ADSs or advisable for your particular circumstances.

A U.S. Holder who holds our common shares or our ADSs in any year in which we are a PFIC would be required to file IRS Form 8621 regarding distributions received on our common shares or our ADSs and any gain realized on the disposition of our common shares or our ADSs.

Non-U.S. Holders

Subject to the backup withholding discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our common shares or our ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

Subject to the backup withholding discussion below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common shares or our ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and has a “tax home” in the United States.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends in respect of our common shares or our ADSs or the proceeds received on the sale, exchange or redemption of our common shares or our ADSs. Backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of other exempt status or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally will not be subject to information reporting and backup withholding if it provides certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN (or other applicable form).

UNDERWRITING

Jefferies & Company, Inc. is the representative of the underwriters and the global coordinator and sole bookrunner for this offering. Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through the representative, have severally agreed to purchase from us, and we have agreed to sell to them, severally, the number of ADSs indicated in the following table.

Name of U.S. Underwriter	Number of ADSs
Jefferies & Company, Inc.	3,600,000
WR Hambrecht + Co, LLC	900,000

Total	4,500,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel, the selling shareholders and their counsel, and our independent accountants. The underwriters are committed to take and pay for all of the ADSs offered by us if any ADSs are taken. All sales of the ADSs in the United States will be made by registered U.S. broker dealers.

The selling shareholders have granted to the underwriters an option to purchase up to 675,000 additional ADSs within 30 days from the date of this prospectus, at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions, to purchase the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the tables above bears to the total number of ADSs listed next to the names of all underwriters in the tables above. If the underwriters’ option is exercised in full, the total price of ADSs sold to the public would be US$41,400,000, the total underwriters’ discounts and commissions would be US$2,898,000, total proceeds to us, before the deduction of expenses, would be US$33,480,000 and total proceeds to the selling shareholders, collectively, would be US$5,022,000.

The total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters will be 7% of the total offering price of the ADSs. The following table shows the per ADS and total underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional ADSs.

Underwriting Discounts and Commissions

	No Exercise of Over-Allotment Option		Full Exercise of Over-Allotment Option
Per ADS	US$	0.56	US$	0.56
Total	US$	2,520,000	US$	2,898,000

We estimate that our total net expenses of this offering, excluding underwriting discounts and commissions, will be approximately US$3.5 million. The underwriters have agreed to pay up to US$250,000 of our expenses incurred in connection with this offering.

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to be incurred in connection with the offer and sale of our ADSs. With the exception of the SEC registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee(1)	US$	8,297.50
National Association of Securities Dealers, Inc. Filing Fee		8,003.75
Nasdaq National Market Listing Fee		100,000.00
Printing Expenses		150,000.00
Legal Fees and Expenses		1,750,000.00
Accounting Fees and Expenses		1,125,000.00
Depositary Expenses		—
Miscellaneous		358,698.75

Total	US$	3,500,000.00

(1)	Consists of the registration fee for our common shares on Form F-1 (Registration No. 333-130116) and for our ADSs on Form F-6 (Registration No. 333-130118).

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$0.34 per ADS. The underwriters may allow, and such dealers may reallow, a concession not in excess of US$0.10 per ADS to certain other dealers. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters.

In connection with the offering, we, the selling shareholders and our shareholders, collectively holding in the aggregate approximately 93% of our outstanding common shares, assuming the conversion of all outstanding preferred shares, and all of our option holders holding options exercisable during the 180 days following the date of this prospectus have agreed with the underwriters that, without the prior consent of Jefferies & Company, Inc., neither we, the selling shareholders nor any such option holders or shareholders will, and neither we nor any such option holders or shareholders will, for a period of 180 days following the date of this prospectus, permit any person acting on our or their respective behalf to:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file a registration statement with respect to any of our ADSs or common shares or any securities that are convertible into or exercisable or exchangeable for our ADSs or common shares; or

•	enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of our ADSs or common shares;

whether any transaction described above is to be settled by the delivery of our ADSs, common shares or such other securities, in cash or otherwise. Our shareholders holding in the aggregate approximately 93% of our outstanding common shares, assuming the conversion of all outstanding preferred shares, and all of our option holders holding options exercisable during the 180 days following the date of this prospectus have also agreed with the underwriters that, without the prior written consent of Jefferies & Company, Inc., they will not, for a period of 180 days after the date of this prospectus, make any demand for or exercise any right with respect to the registration of any of our common shares or any security convertible into or exercisable or exchangeable for our common shares.

The restrictions in the above paragraph applicable to us do not apply to:

•	the ADSs and the underlying common shares to be sold in this offering;

•	the common shares to be issued upon the exercise of options granted under existing employee stock option plans; and

•	any option to be granted under existing stock option plans and any registration statement on Form S-8.

Any holder of our ADSs or our common shares who acquired the securities pursuant to the exceptions set forth in the second and third bullet points shall agree to be bound by the restrictions in the agreement during the remainder of the 180-day period.

The restrictions in the third preceding paragraph applicable to certain of our option holders and shareholders do not apply to sale or transfer of our ADSs or common shares to an affiliate of such option holder or shareholder, provided that, any holder of our ADSs or our common shares who acquired the securities pursuant to this affiliate transfer exception shall agree to be bound by the restrictions in the agreement during the remainder of the 180-day period.

The 180-day restricted period described above is subject to extension such that, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will, except if otherwise waived in writing by the joint global coordinators and bookrunners, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of such material news or event.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price for our ADSs has been determined by negotiations among us, the selling shareholders and the representative. In determining the initial public offering price, we have considered factors including our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, such as current market valuations of publicly traded companies considered comparable to our company. There can be no assurance that an active trading market for our ADSs will develop. It is also possible that after the completion of the offering, our ADSs will not trade in the public market at or above the initial public offering price.

The ADSs have been approved for quotation on the Nasdaq National Market under the symbol “PXPL”.

We are not currently aware of any of our principal shareholders, directors, members of our management or any other person intending to purchase more than 5% of the ADSs offered in connection with this offering.

Jefferies & Company, Inc. may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the ADSs, in accordance with Regulation M under the Exchange Act:

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of our underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and the applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

The address of the representative of the underwriters, Jefferies & Company, Inc., is 520 Madison Avenue, New York, New York 10022.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of the underwriters has represented that with effect from and including the date on which the Prospectus Directive is implemented in that Member State, it has not made and will not make an offer of ADSs to the public in that Member State, except that it may, with effect from and including such date, make an offer of ADSs to the public in that Member State:

(a)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43 million euro and (3) an annual net turnover of more than 50 million euro, as shown in its last annual or consolidated accounts; or

(c)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of ADSs to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each of the underwriters has represented that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the date of the issuance of the ADSs, will not offer or sell any ADSs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done by it in relation to any ADSs, in, from or otherwise involving the United Kingdom; and

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to the underwriters.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Chapter 289 of Singapore), or the SFA. Accordingly, each of the underwriters has represented that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Each of the underwriters has further represented to notify (whether through the distribution of this prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased ADSs from or through that underwriter, namely a person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

Korea

Each of the underwriters has represented that it has not and will not, directly or indirectly, offer, sell or deliver any ADSs in Korea or to, or for the account or benefit of, any resident of Korea, or to others for reoffering or resale, directly or indirectly, in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations.

Hong Kong

Each of the underwriters has represented that:

•	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any ADSs other than to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent), or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or in circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

•	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ADSs, which is directed at, or the contents of which are likely to be accessed and read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

Each underwriter has acknowledged that the ADSs have not been and will not be registered under the Securities and Exchange Law of Japan. Each underwriter has represented and agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any ADSs in Japan or to, or for the account or benefit of, any resident of Japan (including Japanese corporations) or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal law, including U.S. federal tax law, and New York law in connection with this offering will be passed upon for us and the selling shareholders by Paul, Hastings, Janofsky & Walker LLP, our U.S. counsel. Certain legal matters with respect to the laws of Korea in connection with this offering will be passed upon for us and the selling shareholders by Evergreen Law Group, our Korean counsel. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell. Certain legal matters with respect to the laws of Korea in connection with this offering will be passed upon for the underwriters by Shin & Kim. Paul, Hastings, Janofsky & Walker LLP may rely as to all matters of Korean law on the opinion of Evergreen Law Group. Evergreen Law Group may rely as to all matters of New York law on the opinion of Paul, Hastings, Janofsky & Walker LLP. Davis Polk & Wardwell may rely as to all matters of Korean law on the opinion of Shin & Kim. Shin & Kim may rely as to all matters of New York law on the opinion of Davis Polk & Wardwell.

EXPERTS

Our consolidated financial statements as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, included in this prospectus, have been so included in reliance on the reports of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The address of Samil PricewaterhouseCoopers is Kukje Center Building, 191 Hangangro 2-ga, Yongsan-gu, Seoul 140-702, Korea. Samil PricewaterhouseCoopers is a member of the Korean Institute of Certified Public Accountants, and the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to future events or our future financial performance. These statements are found in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” or “will,” or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future result, level of activity, performance or achievement expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among other things, those listed under “Risk Factors” as well as those included elsewhere in this prospectus.

These forward-looking statements include, but are not limited to, statements relating to:

•	our anticipated capital expenditures and our ability to fund such expenditures;

•	our expectations about growth in demand for our products;

•	the timing of our anticipated new product releases;

•	our ability to enter new markets and expand our product offerings into new applications; and

•	our ability to maintain technological leadership and adjust to technological changes.

We undertake no obligation to update or revise publicly any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions the forward-looking events discussed in this prospectus might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are organized under the law of Korea, and most of our directors and officers and certain experts named herein reside in Korea. All or a significant portion of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon these persons or to enforce against them or us court judgments obtained in the United States that are predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. We have been advised by our Korean counsel, Evergreen Law Group, that in their opinion, there is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1 with the SEC under the Securities Act covering the common shares represented by our ADSs offered by this prospectus. A related registration statement on Form F-6 will be filed with the SEC to register our ADSs. You should refer to our registration statements and the related exhibits if you would like to find out more about us and about our ADSs and our common shares represented by our ADSs. This prospectus summarizes material provisions of contracts and other documents to which we refer. Since this prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statements.

You may review copies of our registration statements at the SEC public reference room at 100 F Street, NE, Washington, D.C. 20549. You may also get copies of all or any portion of our registration statements from the SEC public reference room, the SEC regional offices or by calling the SEC at +1-800-SEC-0330 or by writing the SEC, upon payment of a prescribed fee. Our SEC filings, including our registration statements, are also available to you on the SEC’s web site http://www.sec.gov.

Upon the completion of this offering, we will be subject to the information requirements of the Exchange Act, and in accordance therewith, we will file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information can be inspected at the SEC public reference room and at the SEC regional offices referred to above. You can also obtain copies of the material from the SEC public reference room, the SEC regional offices or by calling or writing the SEC upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish to JPMorgan Chase Bank, N.A., as depositary for our ADSs, our annual reports, which will include a review of operations and annual consolidated audited financial statements prepared on a basis reconciled to U.S. GAAP and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make these notices, reports and communications available to holders of our ADSs and will, upon our request, arrange for the mailing of these documents to all holders of record of our ADSs.

Index to Consolidated Financial Statements

Page
Consolidated Balance Sheets as of December 31, 2004 and September 30, 2005 (Unaudited)	F-2

Consolidated Statement of Operations for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)	F-3

Consolidated Statements of Changes in Shareholders’ Deficit for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)	F-4

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)	F-5

Notes to Consolidated Financial Statements as of December 31, 2004 and September 30, 2005 and for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)	F-6

Report of Independent Registered Public Accounting Firm	F-11

Consolidated Balance Sheets as of December 31, 2003 and 2004	F-12

Consolidated Statement of Operations for the Years Ended December 31, 2002, 2003 and 2004	F-13

Consolidated Statements of Changes in Shareholders’ Deficit for the Years Ended December 31, 2002, 2003 and 2004	F-14

Consolidated Statement of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004	F-15

Notes to Consolidated Financial Statements	F-16

PIXELPLUS CO., LTD.

Consolidated Balance Sheets

as of December 31, 2004 and September 30, 2005 (Unaudited)

	December 31, 2004		September 30, 2005		(Note 2) September 30, 2005	Pro Forma (Note 6) September 30, 2005
	(in millions of Korean Won, and thousands of US dollars, except share data)
Assets
Cash and cash equivalents	(Won)	1,194	(Won)	715	$686
Restricted cash		1,428		1,192	1,144
Accounts receivable, net		5,446		14,070	13,498
Inventories, net		6,818		3,843	3,687
Other current assets		686		2,424	2,324

Total current assets		15,572		22,244	21,339

Other non current assets		2,094		3,961	3,800

Total assets	(Won)	17,666	(Won)	26,205	$25,139

Liabilities and Shareholders’ Deficit
Trade accounts payable	(Won)	6,379	(Won)	9,869	$9,468
Short-term borrowings		8,085		10,607	10,175
Other current liabilities		1,172		2,347	2,252

Total current liabilities		15,636		22,823	21,895

Long-term borrowings		1,259		730	700
Other non current liabilities		261		378	362

Total liabilities	(Won)	17,156	(Won)	23,931	$22,957

Commitment and contingencies
Series A convertible redeemable preferred shares: (Won)500 par value; 10,000,000 shares authorized; 1,441,600 shares issued and outstanding at December 31, 2004, and September 30, 2005 and 0 shares issued and outstanding at September 30, 2005 pro forma; liquidation preference (Won)4,705 and (Won)5,728 at December 31, 2004 and September 30, 2005, respectively.	(Won)	6,776	(Won)	8,233	$7,899	(Won)	–

Shareholders’ deficit
Common shares: (Won)500 par value; authorized 10,000,000 shares; issued and outstanding 2,604,000 shares at December 31, 2004, and September 30, 2005 and 3,805,333 shares at September 30, 2005 pro forma		1,302		1,302	1,249		1,903
Additional paid-in capital		—		—	—		7,632
Accumulated other comprehensive loss		(40)		(17)	(16)		(17)
Accumulated deficit		(7,528)		(7,244)	(6,950)		(7,244)

Total shareholders’ deficit		(6,266)		(5,959)	(5,717)		2,274

Total liabilities and shareholders’ deficit	(Won)	17,666	(Won)	26,205	$25,139	(Won)	26,205

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

Consolidated Statement of Operations

for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)

	September 30, 2004		September 30, 2005		(Note 2) September 30, 2005
	(in millions of Korean Won, and thousands of US dollars, except share data)
Revenues
Products	(Won)	22,204	(Won)	28,124	$26,980
Services		3,183		2,294	2,201

		25,387		30,418	29,181
Cost of revenues
Products		23,713		22,585	21,666
Services		577		386	371

		24,290		22,971	22,037

Gross profit		1,097		7,447	7,144

Operating expenses
Selling, general and administrative		3,057		3,550	3,405
Research and development, net of government grants		2,064		2,498	2,396

		5,121		6,048	5,801

Loss from operations		(4,024)		1,399	1,343

Other income (expense)
Interest expense, net		(120)		(389)	(373)
Foreign exchange gain, net		209		63	60
Others, net		5		(9)	(9)

		94		(335)	(322)

Gain (loss) before income taxes and gain(loss) from equity method investments		(3,930)		1,064	1,021
Income tax expenses		259		–	–

Gain (loss) before gain(loss) from equity method investments		(4,189)		1,064	1,021
Gain(loss) from equity method investments, net		(189)		(218)	(209)
Dilution gain from equity method investments		–		411	394

Net income (loss)	(Won)	(4,378)	(Won)	1,257	$1,206

Accretion of preferred shares		(1,270)		(1,495)	(1,435)

Net loss attributable to common shareholders	(Won)	(5,648)	(Won)	(238)	$(229)

Loss per share—basic and diluted	(Won)	(2,310)	(Won)	(233)	$(0.22)

Weighted average number of shares basic and diluted		2,604,000		2,604,000	2,604,000

Pro forma earnings per share—basic			(Won)	330	$0.32
Pro forma weighted average number of shares—basic				3,805,333	3,805,333

Pro forma earnings per share—diluted			(Won)	263	$0.25
Pro forma weighted average number of shares—diluted				4,774,889	4,774,889

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)

	Common Share			Additional Paid-In Capital		Accumulated Other Comprehensive Income		Accumulated Deficit		Total Shareholders’ Deficit
	Shares	Amount
	(in millions of Korean Won)
Balances at January 1, 2004	2,604,000	(Won)	1,302	(Won)	–	(Won)	–	(Won)	(2,388)	(Won)	(1,086)
Stock options			–		354		–		–		354
Accretion of preferred shares			–		(354)		–		(916)		(1,270)
Currency translation adjustment			–		–		(8)		–		(8)
Net loss			–		–		–		(4,378)		(4,378)

Total comprehensive loss											(5,656)

Balances at September 30, 2004	2,604,000	(Won)	1,302	(Won)	–	(Won)	(8)	(Won)	(7,682)	(Won)	(6,388)

Balances at January 1, 2005	2,604,000	(Won)	1,302	(Won)	–	(Won)	(40)	(Won)	(7,528)	(Won)	(6,266)
Stock option			–		522		–		–		522
Accretion of preferred shares			–		(522)		–		(973)		(1,495)
Currency translation adjustment			–		–		23		–		23
Net loss			–		–		–		1,257		1,257

Total comprehensive loss											(215)

Balances at September 30, 2005	2,604,000	(Won)	1,302	(Won)	–	(Won)	(17)	(Won)	(7,244)	(Won)	(5,959)

	Common Share			Additional Paid-In Capital		Accumulated Other Comprehensive Income		Accumulated Deficit		Total Shareholders’ Deficit
(Note 2)	Shares	Amount
	(in thousand of US dollars)
Balances at January 1, 2005	2,604,000		$1,249		$–		$(38)		$(7,221)		$(6,010)
Stock options			–		501		–		–		501
Accretion of preferred shares			–		(501)		–		(935)		(1,436)
Currency translation adjustment			–		–		22		–		22
Net loss			–		–		–		1,206		1,206

Total comprehensive loss											(207)

Balances at September 30, 2005	2,604,000		$1,249		$–		$(16)		$(6,950)		$(5,717)

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

Consolidated Statements of Cash Flows

for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)

	September 30, 2004		September 30, 2005		(Note 2) September 30, 2005
	(in millions of Korean Won, and thousands of US dollars)
Cash Flows From Operating Activities:
Net income (loss)	(Won)	(4,378)	(Won)	1,257	$1,206
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization		220		310	297
Provision for allowance for doubtful accounts		1,574		67	65
Stock compensation expenses		354		522	501
Loss from equity method investments, net		189		218	209
Dilution gain from equity method investments		–		(411)	(394)
Losses on valuation of inventory		6,836		2,244	2,153
Others, net		(192)		122	117
Changes in operating assets and liabilities:
Restricted cash		(107)		236	226
Accounts receivable, net		807		(8,567)	(8,219)
Inventories, net		(9,238)		731	700
Other current assets		(5)		(1,737)	(1,666)
Other non current assets		–		(720)	(691)
Trade accounts payable		(911)		3,444	3,304
Other current liabilities		374		1,096	1,052
Other non current liabilities		–		(8)	(7)

Net cash used in operating activities		(4,477)		(1,196)	(1,147)

Cash Flows From Investing Activities:
Proceeds from repayment of loans to affiliates and employees		–		5	4
Payments on loans to affiliates and employees		–		(90)	(86)
Payment on long-term financial instruments		(23)		(45)	(43)
Acquisition of property, plant and equipment		(168)		(609)	(584)
Acquisition of investments		(653)		(488)	(468)
Acquisition of intangible assets		(359)		(17)	(17)

Net cash used in investing activities		(1,203)		(1,244)	(1,194)

Cash Flows From Financing Activities:
Repayments of borrowings		(5,976)		(5,825)	(5,588)
Proceeds from borrowings		12,003		7,812	7,494

Net cash provided by financing activities		6,027		1,987	1,906

Effect of exchange rate changes on cash and cash equivalents		(5)		(26)	(24)

Net increase (decrease) in cash and cash equivalents		342		(479)	(459)

Cash and cash equivalents at the beginning of the year		286		1,194	1,145

Cash and cash equivalents at the end of the period	(Won)	628	(Won)	715	$686

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements

as of December 31, 2004 and September 30, 2005 and for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)

1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements of Pixelplus Co., Ltd. and its subsidiaries (hereinafter referred to collectively as the “Company”) have been prepared in accordance with Accounting Principles Board (“APB”) No. 28, Interim Financial Reporting regarding interim financial information and, accordingly, do not include all of the information and note disclosures required by accounting by principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto as of December 31, 2003 and 2004, and for the years ended December 31, 2002, 2003 and 2004, included in this registration statement. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for this interim period. The results of operations for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

2. Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,042.4 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on September 30, 2005. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, United States dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

3. Equity Method Investments

During 2005, Tesna Co., Ltd. and Pixelplus Technology Inc. issued additional shares of common stock. The Company purchased additional 1,500,000 shares of common stock of Pixelplus Technology Inc. for a total of (Won)488 million in cash, however, did not acquire any additional shares in Tesna Co., Ltd. As a result, the Company’s ownership in Tesna Co., Ltd. and Pixelplus Technology Inc. decreased from 20.0% and 42.9% to 13.9% and 37.5%, respectively. In addition, the Company recorded a gain on its dilution of its equity method investments of (Won)411 million.

4. Allowance for Accounts Receivable

Accounts receivable as of December 31, 2004 and September 30, 2005 comprise the following:

	2004		2005
	(in millions of Korean Won)
Trade receivables	(Won)	6,091	(Won)	14,287
Note receivables		651		1,146

		6,742		15,433
Less: allowance for doubtful accounts		(1,296)		(1,363)

Balance at the end of the period	(Won)	5,446	(Won)	14,070

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

as of December 31, 2004 and September 30, 2005 and for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)

Changes in the allowance for accounts receivable for the nine months ended September 30, 2004 and 2005, are as follows:

	2004		2005
	(in millions of Korean Won)
Balance at the beginning of the period	(Won)	40	(Won)	1,296
Provision for allowance for doubtful accounts		1,574		67
Write-offs and deductions		(191)		–

Balance at the end of the period	(Won)	1,423	(Won)	1,363

5. Inventories

Inventories as of December 31, 2004 and September 30, 2005 comprise the following:

	2004		2005
	(in millions of Korean Won)
Finished goods	(Won)	612	(Won)	901
Work in process		10,374		7,474
Raw materials		4,718		3,004

		15,704		11,379
Less: provision for inventory losses		(8,886)		(7,536)

	(Won)	6,818	(Won)	3,843

Changes in the allowance for inventory losses for the periods ended September 30, 2004 and 2005, are as follows:

	2004		2005
	(in millions of Korean Won)
Balance at the beginning of the period	(Won)	2,009	(Won)	8,886
Provision for inventory losses		6,836		2,244
Write-offs and deductions		–		(3,594)

Balance at the end of the period	(Won)	8,845	(Won)	7,536

During the nine months ended September 30, 2005, the Company sold certain inventories for (Won)1,111 million that had been fully reserved at December 31, 2004. This inventory primarily relates to its PO1030 products which have been discontinued. Costs relating to these PO1030 products totaling (Won)2,065 million were previously expensed prior to December 31, 2004.

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

as of December 31, 2004 and September 30, 2005 and for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)

6. Convertible Redeemable Preferred Share

The Series A Preferred outstanding for the nine months ended September 30, 2004 and 2005, are as follows:

	Series A Preferred
	2004			2005
	Shares	Amount		Shares	Amount
	(in millions of Korean Won)
Balance at the beginning of the period	1,441,600	(Won)	5,975	1,441,600	(Won)	6,776
Accretion of redemption			1,270			1,495
Translation adjustments			(249)			(38)

Balance at the end of the period	1,441,600	(Won)	6,996	1,441,600	(Won)	8,233

The pro forma balance sheet at September 30, 2005 presented in the accompanying financial statements reflects the conversion of the 1,441,600 shares of Series A Preferred into 1,201,333 common shares which will occur immediately prior to the closing of an initial public offering at the conversion price of (Won)4,105 per share (based on an issuance price of (Won)3,421 per share).

7. Stock Option Grants

The following table summarizes the stock option activity for the nine months ended September 30, 2004 and 2005:

	Number of Stock Options	Weighted- Average Exercise Price Per Share		Weighted- Average Fair Value at Date of Grant
Stock options outstanding as of January 1, 2004	773,191	(Won)	500	(Won)	1,202
Options granted	36,000		1,800		2,200

Stock options outstanding as of September 30, 2004	809,191	(Won)	558	(Won)	1,246

Stock options outstanding as of January 1, 2005	956,191	(Won)	780	(Won)	1,547
Options granted	224,400		6,500		17,398
Options forfeited	(3,000)		2,000		3,200

Stock options outstanding as of September 30, 2005	1,177,591	(Won)	1,867	(Won)	4,563

The Company uses the Black-Scholes model to determine the fair value of equity-based awards at the date of grant, with the following weighted average assumptions for grants in 2004 and 2005:

	2004		2005
Expected dividend yield		0%		0%
Risk free interest rate		3%		4%
Expected volatility		75%		65%
Expected life (in years from vesting)		3 Years		3 Years
Weighted average value of common share	(Won)	4,340	(Won)	22,395

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

as of December 31, 2004 and September 30, 2005 and for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)

For the nine months ended September 30, 2004 and 2005, the Company recognized (Won)354 million and (Won)522 million in compensation expense using the straight line method for stock options granted, respectively.

Future annual amortization of deferred stock option compensation expense as of September 30, 2005 is as follows:

	Amount
Year	(in millions of Korean Won)
2005.10.1-2005.12.31	(Won)	560
2006.1.1-2006.12.31		2,194
2007.1.1-2007.12.31		1,247

Total	(Won)	4,001

8. Loss Per Share

The following table set forth the computation of basic and diluted loss per share for the nine months ended September 30, 2004 and 2005.

	2004		2005
	(in millions of Korean Won, except numbers of common shares and per share amounts)
Basic and Diluted Loss Per Share
Net loss attributable to common shareholders	(Won)	(5,648)	(Won)	(238)
Cumulative dividends on preferred shares – not declared		(368)		(368)

Net loss attributable to common shareholders after allocation of cumulative dividends on preferred shares	(Won)	(6,016)	(Won)	(606)

Weighted average outstanding shares		2,604,000		2,604,000

Loss per share—basic and diluted	(Won)	(2,310)	(Won)	(233)

As the Company incurred a loss in all periods, the Series A redeemable convertible preferred shares and stock options were excluded from the computation of diluted loss per share as they had an anti-dilutive effect. Below are the numbers of potential securities available for conversion into common shares if the Company had net income attributable to common shareholders.

	2004	2005
Redeemable convertible preferred shares	1,441,600	1,441,600
Stock options	809,191	1,177,591

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

as of December 31, 2004 and September 30, 2005 and for the Nine Months Ended September 30, 2004 and 2005 (Unaudited)

Pro forma earnings per share for the nine months ended September 30, 2005, assumes the conversion of all of the issued and outstanding 1,441,600 Series A redeemable convertible preferred shares into 1,201,333 common shares on January 1, 2004. The following table sets for the computation of basic and diluted pro forma earnings per share for the nine months ended September 30, 2005.

	2005
	(in millions of Korean Won, except numbers of common shares and per share amounts)
Basic and diluted earnings per share
Net income	(Won)	1,257

Pro forma weighted average number of shares outstanding—basic		3,805,333

Pro forma earnings per share—basic	(Won)	330

Pro forma weighted average number of shares outstanding—diluted		4,774,889

Pro forma earnings per share—diluted	(Won)	263

	Basic	Diluted
Pro forma weighted average number of shares outstanding
Common shares	2,604,000	2,604,000
Upon conversion of Series A redeemable convertible preferred shares	1,201,333	1,201,333
Stock options	–	969,556

Pro forma weighted average number of shares outstanding	3,805,333	4,774,889

9. Commitment and Contingencies

In June 2005, MagnaChip Semiconductor, Ltd. sent a notice asserting that one of the Company’s CMOS image sensors, a 1.3 megapixel image sensor, infringes two of their Korean patents. The Company is in the process of discussing the assertion and intends to vigorously defend itself against any claim arising from this notice. As the ultimate effect of this uncertainty cannot yet be determined, no accrual is made as of September 30, 2005.

10. Subsequent Events

On November 14, 2005, the Company initiated cancellation proceedings in the Korean Intellectual Property Office to invalidate both of MagnaChip’s patents which certain of the Company’s products are allegedly infringing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Pixelplus Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets, and the related consolidated statements of operations, of changes in shareholders’ deficit and of cash flows, present fairly, in all material respects, the financial position of Pixelplus Co., Ltd. and its subsidiaries (the “Company”) at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

Samil PricewaterhouseCoopers

Seoul, Korea

July 8, 2005

PIXELPLUS CO., LTD.

Consolidated Balance Sheets

as of December 31, 2003 and 2004

	2003		2004		(Note 3) 2004
					(Unaudited)
	(in millions of Korean Won, and thousands of U.S. dollars, except share data)
Assets
Cash and cash equivalents	(Won)	286	(Won)	1,194		$1,145
Restricted cash		824		1,428		1,370
Accounts receivable, net		5,695		5,446		5,225
Inventories, net		6,374		6,818		6,541
Other current assets		993		686		658

Current total		14,172		15,572		14,939

Other non current assets		1,127		2,094		2,009

Total assets	(Won)	15,299	(Won)	17,666		$16,948

Liabilities and Shareholders’ Deficit
Trade accounts payable	(Won)	7,782	(Won)	6,379		$6,119
Short-term borrowings		492		8,085		7,757
Other current liabilities		579		1,172		1,123

Total current liabilities		8,853		15,636		14,999

Long-term borrowings		1,217		1,259		1,208
Other non current liabilities		340		261		251

Total liabilities	(Won)	10,410	(Won)	17,156	(Won)	16,458

Commitment and contingencies
Series A convertible redeemable preferred shares: (Won)500 par value; 10,000,000 shares authorized; 1,441,600 shares issued and outstanding, in 2003 and 2004; liquidation preference (Won)4,153 and (Won)4,705 at December 31, 2003 and 2004, respectively	(Won)	5,975	(Won)	6,776		$6,500

Shareholders’ deficit
Common shares: (Won)500 par value; authorized 10,000,000 shares; issued and outstanding 2,604,000 shares at December 31, 2003 and December 31, 2004	(Won)	1,302	(Won)	1,302		$1,249
Additional paid-in capital		–		–		–
Accumulated other comprehensive loss		–		(40)		(38)
Accumulated deficit		(2,388)		(7,528)		(7,221)

Total shareholders’ deficit		(1,086)		(6,266)		(6,010)

Total liabilities and shareholders’ deficit	(Won)	15,299	(Won)	17,666		$16,948

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

Consolidated Statement of Operations

for the Years Ended December 31, 2002, 2003 and 2004

	2002		2003		2004		(Note 3) 2004
							(Unaudited)
	(in millions of Korean Won, and thousands of U.S. dollars, except share data)
Revenues
Products	(Won)	73	(Won)	17,806	(Won)	31,356	$30,081
Services		–		–		4,440	4,260

		73		17,806		35,796	34,341
Cost of revenues
Products		296		14,562		31,457	30,178
Services		–		–		831	797

		296		14,562		32,288	30,975

Gross profit (loss)		(223)		3,244		3,508	3,366

Operating expenses
Selling, general and administrative		310		1,136		3,966	3,804
Research and development, net of government grants		666		1,335		3,211	3,080

		976		2,471		7,177	6,884

Income (loss) from operations		(1,199)		773		(3,669)	(3,518)

Other income (expense)
Interest income (expense), net		(49)		1		(230)	(221)
Foreign exchange gain, net		–		138		337	323
Others, net		(23)		(2)		3	4

		(72)		137		110	106

Income (loss) before income taxes and loss from equity method investments		(1,271)		910		(3,559)	(3,412)
Income tax expenses		–		106		234	225

Income (loss) before loss from equity method investments		(1,271)		804		(3,793)	(3,637)
Loss from equity method investments, net		–		–		(272)	(261)

Net income (loss)	(Won)	(1,271)	(Won)	804	(Won)	(4,065)	$(3,898)

Accretion of preferred shares		–		(1,149)		(1,569)	(1,505)

Net loss attributable to common shareholders	(Won)	(1,271)	(Won)	(345)	(Won)	(5,634)	$(5,403)

Loss per share—basic and diluted	(Won)	(488)	(Won)	(283)	(Won)	(2,353)	$(2.26)

Weighted average number of shares—basic and diluted		2,604,000		2,604,000		2,604,000	2,604,000

Unaudited pro forma loss per share—basic and diluted					(Won)	(1,068)	$(1.02)

Unaudited pro forma weighted average number of shares—basic and diluted						3,805,333	3,805,333

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

Consolidated Statements of Changes in Shareholders’ Deficit

for the Years Ended December 31, 2002, 2003, 2004

	Common Share			Additional Paid-In Capital		Accumulated Other Comprehensive Income		Accumulated Deficit		Total Shareholders’ Equity (Deficit)
	Shares	Amount
	(in millions of Korean Won)

Balances at December 31, 2001	2,604,000	(Won)	1,302	(Won)	246	(Won)	–	(Won)	(1,375)	(Won)	173
Net loss	–		–		–		–		(1,271)		(1,271)

Balances at December 31, 2002	2,604,000	(Won)	1,302	(Won)	246	(Won)	–	(Won)	(2,646)	(Won)	(1,098)
Stock options	–		–		357		–		–		357
Accretion of preferred shares	–		–		(603)				(546)		(1,149)
Net income	–		–		–		–		804		804

Total comprehensive loss											(345)

Balances at December 31, 2003	2,604,000	(Won)	1,302	(Won)	–	(Won)	–	(Won)	(2,388)	(Won)	(1,086)
Stock options	–		–		494		–		–		494
Accretion of preferred shares	–		–		(494)		–		(1,075)		(1,569)
Currency translation adjustment	–		–		–		(40)		–		(40)
Net loss	–		–		–		–		(4,065)		(4,065)

Total comprehensive loss											(5,674)

Balances at December 31, 2004	2,604,000	(Won)	1,302	(Won)	–	(Won)	(40)	(Won)	(7,528)	(Won)	(6,266)

	Common Share			Additional Paid-In Capital		Accumulated Other Comprehensive Income		Accumulated Deficit		Total Shareholders’ Equity (Deficit)
(Note 3) (Unaudited)	Shares	Amount
	(in thousand of U.S. dollars)
Balances at December 31, 2003	2,604,000		$1,249		$–		$–		$(2,291)		$(1,042)
Stock options	–		–		473		–		–		473
Accretion of preferred shares	–		–		(473)		–		(1,032)		(1,505)
Currency translation adjustment	–		–		–		(38)		–		(38)
Net loss	–		–		–		–		(3,898)		(3,898)

Total comprehensive loss											(5,441)

Balances at December 31, 2004	2,604,000		$1,249		$–		$(38)		$(7,221)		$(6,010)

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

Consolidated Statement of Cash Flows

for the Years Ended December 31, 2002, 2003 and 2004

	2002		2003		2004		(Note 3) 2004
							(Unaudited)
	(in millions of Korean Won, and thousands of U.S. dollars)
Cash Flows from Operating Activities:
Net income (loss)	(Won)	(1,271)	(Won)	804	(Won)	(4,065)	$(3,899)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:
Depreciation and amortization		88		146		308	295
Provision for allowance for doubtful accounts		–		71		1,447	1,388
Stock compensation expenses		–		357		494	473
Loss from equity method investments, net		–		–		272	261
Losses on valuation of inventory		–		2,009		7,349	7,050
Others, net		(303)		(17)		(654)	(628)
Changes in Operating Assets and Liabilities:
Restricted cash		1		(714)		(604)	(580)
Accounts receivable, net		(37)		(5,729)		(1,363)	(1,307)
Inventories, net		(1)		(8,382)		(7,792)	(7,477)
Other current assets		(14)		(919)		314	301
Other non current assets		82		(60)		(90)	(86)
Trade accounts payable		70		7,715		(1,450)	(1,391)
Other current liabilities		84		151		445	427
Other non current liabilities		535		–		25	25

Net cash used in operating activities		(766)		(4,568)		(5,364)	(5,148)

Cash Flows from Investing Activities:
Proceeds from available-for-sale securities		150		–		–	–
Proceeds from repayment of loans to affiliates and employees		–		19		–	–
Payments on loans to affiliates and employees		(19)		(497)		(32)	(30)
Payment on long-term financial instruments		–		–		(35)	(34)
Acquisition of property, plant and equipment		(5)		(344)		(295)	(283)
Acquisition of investments		–		–		(653)	(627)
Acquisition of intangible assets		(26)		(36)		(484)	(464)

Net cash provided by (used in) investing activities		100		(858)		(1,499)	(1,438)

Cash Flows from Financing Activities:
Issuance of series A convertible redeemable preferred shares, net		–		4,919		–	–
Repayments of borrowings		(365)		(1,354)		(8,693)	(8,339)
Proceeds from borrowings		479		2,084		16,411	15,743

Net cash provided by financing activities		114		5,649		7,718	7,404

Effect of exchange rate changes on cash and cash equivalents		–		(18)		53	51

Net increase (decrease) in cash and cash equivalents		(552)		205		908	869

Cash and cash equivalents at the beginning of the year		633		81		286	275

Cash and cash equivalents at the end of the year	(Won)	81	(Won)	286	(Won)	1,194	$1,144

Cash paid for interest	(Won)	64	(Won)	56	(Won)	261	$250

Cash paid for income taxes	(Won)	–	(Won)	4	(Won)	148	$142

The accompanying notes are an integral part of these financial statements.

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements

December 31, 2002, 2003 and 2004

1. The Company

Pixelplus Co., Ltd. and its subsidiaries (hereinafter referred to collectively as the “Company”) design, develop and market semiconductor image sensor devices. The Company’s main product, an image sensor device, is used to capture an image and is used in a number of commercial and consumer mass market applications. The Company operates in one business segment, the design, manufacture and distribution of semiconductor image sensor devices. The Company was incorporated in Suwon, the Republic of Korea in April 2000, and commenced commercial production of its complementary metal oxide semiconductor (“CMOS”) image sensor product in July 2003.

2. Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All significant inter-company accounts and transactions have been eliminated. Investments in entities in which the Company can exercise significant influence, but which are not controlled, are accounted for under the equity method of accounting.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. The most significant estimates and assumptions relate to the allowances for uncollectible accounts receivables, inventory and valuation allowance on deferred taxes. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the estimates.

Foreign Currency Translation

The Company uses its local currencies as its functional currencies. The Company uses the end of period exchange rates to translate assets and liabilities and the average exchange rates for revenues, expenses and cash flows. Capital accounts of a permanent nature, including sales of common and preferred shares, are translated using historical exchange rates. The resulting translation adjustments are recorded as other comprehensive income or expenses, included in shareholders’ equity.

Net gains and losses resulting from foreign exchange transactions are included in foreign currency gains (losses) in the statement of operations.

Revenue Recognition

The Company recognizes revenues only when: the persuasive evidence of a sales arrangement exists, either through a formal purchase order, an informal order confirmation, or the receipt of cash; the price is fixed or determinable; title and risk of loss are transferred to the customer; collection of resulting receivables is considered reasonably assured; product returns are reasonably estimable; there are no additional customer acceptance requirements; and there are no other remaining significant obligations. The Company provides for future returns based on historical experience at the time revenue is recognized.

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

For products sold in the Korean market to its customers without agreements that allow for returns or credits, revenues are recognized upon shipment of products to the customer. For products sold in the Korean market to customers with agreements that allow for returns or credits, revenues are recognized upon product acceptance.

For products sold outside of Korea, title and risk of loss transfers to customers upon shipment, and at that point, there are no further customer acceptance requirements or rights of return. Accordingly, revenue is recognized upon product shipment.

The Company’s revenues attributable to its domestic and international distributors have not been significant through December 31, 2004.

The Company recognizes service revenues from the provision of engineering and technology services, such as CMOS image sensor design services, engineering know-how, and testing services to DongbuAnam Semiconductor (“DongbuAnam”). The Company recognizes the associated service revenues only upon the completion of and acceptance by the customer of the engineering assistance performed. The revenue is based on a fixed fee, which is agreed upon prior to initiation of the engineering assistance. The Company’s agreement to provide these services to DongbuAnam, which was entered into on September 17, 2004, has a one-year term to be automatically renewed annually unless either party delivers a 30-day prior notice electing not to renew the agreement.

The Company provides a basic limited warranty for defective products that is normally valid for 12 months from the date of purchase. Since products are sold to customers after extensive product testing and the revenue from the Company’s major customers in Korea is recognized after customer acceptance, which would identify any defective products, the Company has not experienced any significant costs to service its products sold under warranty in Korea. For products sold outside of Korea, revenue is recognized at the point of shipment, and at that date, the Company accrues a liability for the estimated costs that may be incurred under the limited warranty provided to its customers. Warranty costs accrued include the costs to replace the defective product. Total warranty costs incurred to date have not been significant.

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

Employee stock plans are accounted for using the fair value method prescribed by Statements of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, and the Company utilizes the Black-Scholes option valuation model to value stock options. The Company recognizes forfeitures of stock options in the period when it occurs.

Income Taxes

The Company accounts for deferred income taxes using the liability method, under which the expected future tax consequences of timing differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Equity Method Investments

Investments in entities in which the Company can exercise significant influence, but owns less than a majority equity interest are accounted for using the equity method of accounting. In the event an equity financing by any of these entities in which the Company does not participate or does not maintain its ownership percentage, a dilution gain or loss results. The Company’s policy is to recognize these gains or losses in its statement of operations.

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS 128, Earnings per share under the provisions of which basic income (loss) per share is computed by dividing the income (loss) available to holders of common shares for the period by the weighted average number of common shares outstanding during the period. The calculation of diluted income (loss) per share excludes potential common share if the effect of such share is anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity at the date of purchase of three months or less to be cash equivalents.

Restricted Cash

Restricted cash, which has been set aside as collateral for borrowings, was approximately (Won)824 million and (Won)1,428 million as of December 31, 2003 and 2004, respectively and is included within current assets in the accompanying consolidated balance sheets.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided based on the aggregate estimated collectibility of its accounts receivable.

Inventories

Inventories are stated at the lower of cost or market, using the weighted average method. If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories. Inventory reserves are established when conditions indicate that the net realizable value is less than cost due to physical deterioration, obsolescence, changes in price levels, or other causes. Reserves are also established when the number of units on hand exceeds the number of units that the Company forecasts to sell over a certain period of time.

Government Grants

Grants received by the Company from the Korean government to assist with specific research and development activities are deducted from those research and development costs incurred, in the period in which the related expenses are incurred, to the extent that they are non-refundable. Government grants that were used for the acquisition of fixed assets and intangible assets were deducted from the acquisition costs of the acquired assets, and amortized over the useful lives of the assets. The Company recognizes government grants, which are refundable, as liabilities.

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Grants received from the Korean government for research and development activities were (Won)535 million, (Won)0 million and (Won)0 million for the years ended December 31, 2002, 2003 and 2004, respectively. Grants received from the Korean government for the acquisition of fixed assets and intangible assets were (Won)0 million, (Won)0 million and (Won)26 million for the years ended December 31, 2002, 2003, and 2004, respectively.

Grants offset with research and development expenses were (Won)333 million, (Won)44 million and (Won)0 million for the years ended December 31, 2002, 2003, and 2004, respectively. Grants, relating to fixed and intangible assets, amortized during the years ended December 31, 2002, 2003 and 2004, were (Won)87 million, (Won)75 million and (Won)69 million, respectively.

As of December 31, 2003 and 2004, the Company has recorded refundable government grants in the amount of (Won)359 million, which is repayable in the amounts of (Won)132 million and (Won)227 million in 2005 and 2006, respectively.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized in order to write-down the carrying value of the asset to its estimated fair market value.

Severance and Retirement Benefits

Korean employees with one year or more of service are entitled to receive a payment annually or upon termination of employment based on their length of service and rate of pay during the year or at the time of termination. Accrued severance benefits are estimated assuming eligible employees were to terminate their employment at the balance sheet date. Annual severance benefits expense is charged to operations based upon the change in the accrued severance benefits payable at the balance sheet date.

The Company pays accrued severance benefits to certain employees annually, except amounts payable to certain executives that are accrued as a liability payable upon departure or termination.

The Company is required to pay 4.5% of each employee’s annual wages to the National Pension Corporation. The total amount of contributions made to the National Pension Corporation in 2003 and 2004 was (Won)20 million and (Won)48 million, respectively.

Fair value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate their fair values due to the short-term maturity of these instruments. The Company’s long term borrowings approximate their fair values as they contain interest rates that vary according to market interest rates.

Recent Accounting Pronouncements

In November and December 2004, the Financial Accounting Standards Board (“FASB”) issued and amended SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 to clarify the accounting for

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” Paragraph 5 of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, previously stated that “… under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges….” This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during the first fiscal year beginning after June 15, 2005. The Company does not expect a significant impact on its results of operations and disclosures.

In December 2004, the FASB issued SFAS No. 123(R), Share-based Payment, which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements using a fair-value-based method. The statement replaces SFAS 123, supersedes Accounting Principles Board (“APB”), Opinion No 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. The new statement will be effective for public entities in the first fiscal year beginning after June 15, 2005. The Company does not expect a significant impact on its results of operations and disclosures.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, an Amendment of APB Opinion No. 29. This statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect a significant impact on its results of operations and disclosures.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This standard is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. The Company does not expect a significant impact on its results of operations and disclosures.

3. Convenience Translation into United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“U.S. dollar”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,042.4 Korean Won to one U.S. dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on September 30, 2005. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, United States dollars at that or any other rate. The U.S. dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

4. Accounts Receivable, Net

Accounts receivable as of December 31, 2003 and 2004 comprise the following:

	2003		2004
	(in millions of Korean Won)
Trade receivables	(Won)	3,746	(Won)	6,091
Notes receivable		1,989		651

		5,735		6,742
Less: allowance for doubtful accounts		(40)		(1,296)

	(Won)	5,695	(Won)	5,446

Accounts receivable pledged as collateral for short-term borrowings at December 31, 2003 and 2004 was (Won)284 million and (Won)517 million, respectively.

Changes in the allowance for doubtful accounts receivable for the years ended December 31, 2002, 2003 and 2004, are as follows:

	2002		2003		2004
	(in millions of Korean Won)
Balance at the beginning of the year	(Won)	–	(Won)	–	(Won)	40
Provision for allowance for doubtful accounts		–		71		1,447
Write-offs and deductions		–		(31)		(191)

Balance at the end of the year	(Won)	–	(Won)	40	(Won)	1,296

5. Inventories

Inventories as of December 31, 2003 and 2004 comprise the following:

	2003		2004
	(in millions of Korean Won)
Finished goods	(Won)	157	(Won)	612
Work in process		6,248		10,374
Raw materials		1,978		4,718

		8,383		15,704
Less: provision for inventory losses		(2,009)		(8,886)

	(Won)	6,374	(Won)	6,818

Changes in the allowance for inventory losses for the years ended December 31, 2002, 2003 and 2004, are as follows:

	2002		2003		2004
	(in millions of Korean Won)
Balance at the beginning of the year	(Won)	–	(Won)	–	(Won)	2,009
Provision for inventory losses		–		2,009		7,349
Write-offs and deductions		–		–		(472)

Balance at the end of the year	(Won)	–	(Won)	2,009	(Won)	8,886

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

6. Acquisitions

During 2004, the Company acquired a 20% equity interest in Tesna Co., Ltd., a Korean based testing facility and a 43% equity interest in Pixelplus Technology Inc., a company based in Taiwan, that provides sales and marketing services for the Company’s products. The aggregate purchase consideration and the fair value of assets acquired and liabilities assumed was as follows:

	Tesna Co., Ltd.		Pixelplus Technology Inc.		Total
	(in millions of Korean Won)
Purchase consideration:
Cash paid	(Won)	123	(Won)	510	(Won)	633
Debt forgiven		457		–		457

Total purchase consideration	(Won)	580	(Won)	510	(Won)	1,090

Fair value of assets and liabilities on date of acquisition:
Cash and cash equivalents		269		907		1,176
Other current assets		723		141		864
Other non current assets		1,894		57		1,951
Current liabilities		(744)		(355)		(1,099)
Non current liabilities		(153)		–		(153)

Total fair value of assets and liabilities on date of acquisition	(Won)	1,989	(Won)	750	(Won)	2,739

Percentage of common stock acquired		20%		43%
Share of fair value of assets acquired and liabilities assumed		398		323		721

Residual goodwill	(Won)	182	(Won)	187	(Won)	369

The excess of the purchase price over the fair value of assets acquired and liabilities assumed was allocated to residual goodwill. Following its acquisition, Pixelplus Technology Inc., incurred significant losses in excess of the original expectations. In December 2004, the Company performed an assessment of its investment in Pixelplus Technology Inc. and determined that the fair market value of its investment, based on the recoverability of its net assets and liabilities, was below its carrying value. Accordingly, the Company has recorded an impairment of the initial residual goodwill recorded, of (Won)187 million, which was included in the loss from equity method investments in the accompanying consolidated statements of operations. The remaining aggregate residual goodwill at December 31, 2004 (Won)182 million is included in other non-current assets in the accompanying consolidated balance sheet.

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

In accordance with the purchase method of accounting, the operating results of Tesna Co., Ltd. and Pixelplus Technology Inc., have been included in the Company’s consolidated operating results since the dates of their acquisitions. The following unaudited pro forma financial information combines the Company’s results of operations with those of Tesna, Inc. and Pixelplus Technology Inc., as if the acquisition of these equity interests had taken place on January 1, 2003:

	2003		2004
	(in millions of Korean Won, except share and per share data)
Revenue	(Won)	17,806	(Won)	35,796

Gain (loss) from equity method investments		90		(381)

Net income (loss)	(Won)	894	(Won)	(4,174)

Accretion of preferred shares	(Won)	(1,149)	(Won)	(1,569)

Net loss attributable to common shares	(Won)	(255)	(Won)	(5,743)

Loss per share-basic and diluted	(Won)	(248)	(Won)	(2,395)

Weighted average number of common shares basic and diluted		2,604,000		2,604,000

As a result, the Company’s equity method investments, which are included in other non-current assets in the consolidated balance sheet as of December 31, 2004, comprise the following:

	Percentage of Ownership	Acquisition Cost		Book value
	(in millions of Korean Won)
Investees
Tesna Co., Ltd.	20%	(Won)	580	(Won)	637
Pixelplus Technology Inc.	43%	(Won)	510	(Won)	171

		(Won)	1,090	(Won)	808

At December 31, 2004, the Company’s consolidated retained earnings included (Won)1,347 million and (Won)(714) million of earnings derived from its equity method investments, Tesna Co., Ltd. and Pixelplus Technology Inc., respectively. These amounts represent the cumulative earnings from the Company’s equity method investments since their dates of the acquisitions.

7. Borrowings

The details of short-term and long-term borrowings are as follows:

Short-term borrowings

	2003		2004
	(in millions of Korean Won)
Loans, principally from banks:
Won denominated loans with weighted-average interest rate of 6.3%	(Won)	–	(Won)	6,468
Dollar denominated loans with weighted-average interest rate of 5.0%		–		673
Loans against receivables with weighted-average interest rates of 2.9% and 10.7% in 2003 and 2004, respectively		284		517

	(Won)	284	(Won)	7,658

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Long-Term Borrowings

	2003		2004
	(in millions of Korean Won)
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2008 with interest rates ranging from 3.5% to 5.3% per annum	(Won)	1,425	(Won)	1,686

Less: current portion		(208)		(427)

	(Won)	1,217	(Won)	1,259

The Company has entered into various Korean Won denominated borrowing arrangements with certain Korean domestic banks, with an aggregate maximum facility of (Won)7,400 million and a collateralized borrowing facility of (Won)9,000 million, of which (Won)6,822 million and (Won)0 were outstanding, at December 31, 2004, respectively. In addition, the Company has entered into one foreign currency denominated debt facility of US$ 650 thousand at December 31, 2004, of which US$ 650 thousand was outstanding at December 31, 2004.

One of these agreements requires certain financial covenants, which include maintaining: operating income over (Won)3,000 million; net cash after operating activity over (Won)0; interest coverage ratio over 400%; and debt redemption ratio over 400%. As the Company was unable to maintain these financial ratios through December 31, 2004, these borrowings totaling (Won)500 million at December 31, 2004 became repayable on June 20, 2005 and have been classified as current in the accompanying consolidated balance sheet. On June 27, 2005, the Company renegotiated the terms of this debt agreement, and on June 30, 2005, repaid (Won)100 million of the outstanding balance, such that the bank agreed to extend the repayable date to December 31, 2005.

The aggregate annual maturities of long-term borrowings as of December 31, 2004 are as follows:

	Amount
	(in millions of Korean Won)
2005	(Won)	427
2006		613
2007		479
2008		167

	(Won)	1,686

8. Related Party Transactions

Following the acquisitions of 20% and 43% of Tesna Co., Ltd. and Pixelplus Technology Inc. in 2004, respectively, the Company had the following revenues and purchases with these related parties:

	2004
	(in millions of Korean Won)
Product revenues—Pixelplus Technology Inc.	(Won)	643

Purchases—Tesna Co., Ltd.	(Won)	1,854

Related account balances as of December 31, 2004 between the Company and these affiliates are as follows:

	2004
	(in millions of Korean Won)
Receivables—Pixelplus Technology Inc.	(Won)	234

Payables—Tesna Co., Ltd.	(Won)	295

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

9. Income Tax Expenses

The components of current income tax expenses are as follows

	2002		2003		2004
	(in millions of Korean Won)
Income (loss) before income taxes
Domestic	(Won)	(1,271)	(Won)	910	(Won)	(3,469)
Foreign		–		–		(90)

	(Won)	(1,271)	(Won)	910	(Won)	(3,559)

Current income taxes
Domestic	(Won)	–	(Won)	106	(Won)	234
Foreign		–		–		–

	(Won)	–	(Won)	106	(Won)	234

Deferred income taxes
Domestic	(Won)	–	(Won)	–	(Won)	–
Foreign		–		–		–

	(Won)	–	(Won)	–	(Won)	–

Total income tax expense	(Won)	–	(Won)	106	(Won)	234

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2003 and 2004 are as follows:

	2003		2004
	(in millions of Korean Won)
Current deferred income tax asset (liabilities)
Accounts receivable	(Won)	28		216
Inventory		29		899
Others		36		104

		93		1,219
Less: Valuation allowance		(93)		(1,219)

Current deferred income tax assets (liabilities)	(Won)	–	(Won)	–

	2003		2004
	(in millions of Korean Won)
Non-current deferred income tax asset (liabilities)
Intangible assets	(Won)	194	(Won)	327
Tax credit carry forwards		455		274
Equity method investments		–		37
Other		70		85

		719		723
Less: Valuation allowance		(719)		(723)

Non-current deferred income tax assets (liabilities)	(Won)	–	(Won)	–

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

As of December 31, 2004, the Company has available unused research tax credit of (Won)274 million, which may be applied against future income tax amounts through 2008.

A valuation allowance on deferred income tax assets is recognized when it is more likely than not that the deferred tax assets will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the economic environment in which the Company operates, and the overall future industry outlook. Based upon analysis of these factors, the Company has determined that it is more likely than not that it will not be able to realize its net deferred tax assets in all jurisdictions in which it operates. Accordingly, the Company has recorded a full valuation allowance of (Won)812 million and (Won)1,942 million, on its consolidated net deferred tax assets at December 31, 2003 and 2004, respectively.

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 29.7% in 2002, 2003 and 2004. The Korean statutory income tax rate was amended to 27.5%, effective for fiscal years beginning January 1, 2005.

Currently, the Company is entitled to a reduced tax rate of 14.85% by virtue of the Special Tax Treatment Control Law of Korea, which is 50% of the statutory tax rate and applied to certain designated venture companies. The Company must reapply for its designation as a venture company every year. However, it is uncertain as to whether the Company will obtain this designation in the future. For presentation purposes, in the accompanying financial statements footnotes, deferred income taxes as of December 31, 2004 were calculated based on the rate of 14.85%.

A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense is as follow:

	2002		2003		2004
	(in millions of Korean Won)
Tax expense (benefit) at Korean statutory tax	(Won)	(378)	(Won)	271	(Won)	(1,057)
Income tax exemption		189		(135)		528
Income not assessable for tax purpose		–		(14)		(127)
Tax credit		(68)		(216)		(321)
Change in statutory tax rate		–		–		130
Increase in valuation allowance		226		203		1,087
Others		31		(3)		(6)

Total income tax expense	(Won)	–	(Won)	106	(Won)	234

10. Convertible Redeemable Preferred Share

On March 17, 2003, the Company issued 1,441,600 shares of the Series A convertible redeemable preferred share (“Series A preferred”) at (Won)3,421 per share for total cash proceeds of (Won)4,919 million, net of issuance costs.

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

The Series A preferred outstanding for the three years ended December 31, 2004 was as follows:

	Series A preferred
	Shares	Amount
	(in millions of Korean Won)
December 31, 2002	–		–

Issuance of Series A preferred	1,441,600	(Won)	4,919
Accretion of redemption	–		1,149
Translation adjustment	–		(93)

December 31, 2003	1,441,600		5,975
Accretion of redemption	–		1,569
Translation adjustment	–		(768)

December 31, 2004	1,441,600	(Won)	6,776

Characteristics of the Series A preferred are described below:

Voting Rights

The holders of the Series A preferred have voting rights, equivalent to that of holders of the Company’s common shares and vote together as one class with the common shares.

Liquidation Preference

In the event of any liquidation, or similar winding up of the Company, the holders of the Series A preferred shall receive the Korean Won equivalent of US$2.77 per share; plus interest on the original issuance, calculated at 30% per annum compounded annually, accrued from the issuance date of the Series A preferred to the date of liquidation; plus all declared, but unpaid dividends on such Series A preferred, accrued to the date of liquidation.

At liquidation, if the assets available to be distributed among the holders of the Series A preferred are insufficient to permit payment to such holders of the full liquidation amount described above, then the entire remaining assets of the Company legally available for distribution to such holders shall be distributed ratably among the holders of the Series A preferred.

Conversion

Prior to the completion of a qualified initial public offering (“IPO”), each Series A preferred is convertible, at the option of the holder, into a number of fully paid common shares as is determined by dividing US$2.77, by the applicable conversion price, in effect at the time of conversion, which, with effect from March 31, 2004 was revised to US$3.33. If any Series A preferred have not been converted into common shares as of the date one business day prior to the pricing of the qualified IPO, such Series A preferred shall be automatically converted to common shares without any further action by, consent of or notice from, the respective holders of such Series A preferred.

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Dividends

Holders of the Series A preferred are entitled to an annual per share dividend equal to 68% of the par value of the Series A preferred, payable when and if declared at a general meeting of the shareholders. The dividends are cumulative and are payable prior to any payment of any dividend with respect to the common shares. The Company has not declared any dividends on its preferred or common shares through December 31, 2004.

Redemption

Subject to any legal restrictions on the Company’s redemption of shares, the holders of the outstanding Series A preferred may require the Company to redeem all or part of the outstanding Series A preferred at any time from January 1, 2007 to December 31, 2008. Under certain circumstances, prior to December 31, 2006, the holders of the outstanding Series A preferred may require the Company to redeem the Series A preferred which include the Company’s violation or breech of the Series A Subscription Agreement, or the Commercial Code of the Securities Exchange Act of Korea, or if the Company becomes insolvent or bankrupt.

To the extent permitted under applicable law, the redemption price for each share of Series A preferred shall be: 100% of the original issue price for each Series A preferred; plus interest on the original issue price, calculated at 30% per annum compounded annually, accrued from the issuance date of the Series A preferred to the date of redemption; plus all declared but unpaid dividends on each Series A preferred held by such holder, accrued to the date of redemption.

Accretion of Redemption

The Series A preferred is redeemable for an amount in excess of their issuance price. As a result, the difference between the redemption value and the issuance price of the Series A preferred increases the carrying value of the Series A preferred and is being charged to paid in capital and accumulated deficit.

11. Commitments and Contingencies

In 2004, the Company entered into a purchase commitment with DongbuAnam, its primary wafer manufacturer, such that it will be required to make penalty payments, based on a percentage of the order, and the timing of the notification of the shortfall, if it does not meet certain purchase quantities previously forecasted. The Company has not been required to make any penalty payments under this agreement through December 31, 2004, and determined that no purchase commitment liability is required at December 31, 2004, based on historical experience and anticipated purchases in the first six months of 2005.

As of December 31, 2004, the Company has received guarantees for its borrowings from various third parties: (Won)1,385 million from Korea Technology Credit Guarantee Fund, (Won)1,000 million in the amount from Korea Credit Guarantee Fund, (Won)400 million from Kyonggi Credit Guarantee Foundation and (Won)10 million from Seoul Guarantee Insurance Co., Ltd. In return for these guarantees, the Company paid a service fee of 0.9% in 2004 and 1.0% in 2003 of its guaranteed amounts. In addition, the Company’s Chief Executive Officer, S. K. Lee has provided guarantees totaling (Won)7,248 million relating to the Company’s borrowing agreements with various foreign and domestic banks.

As of December 31, 2004, the Company has provided three promissory notes totaling (Won)340 million, and presented in the accompanying consolidated balance sheet, within other current liabilities and other non-

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

current liabilities based on their maturities, relating to technology fees received under government grants for the Company’s materials and components technology business, which are repayable over a period of three years.

The Company is involved in litigation from time to time, which is incidental to the conduct of its business; however, the Company is not currently a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on the financial position or results of operations of the Company.

12. Stock Option Grants

The Company granted employees options at shareholders’ meetings in 2001 and in 2002. At that time the Company’s articles of incorporation did not contain all the provisions required to be stated therein to enable the Company to validly grant stock options pursuant to the Korean Commercial Code. The Company noted the defects in 2003, and to avoid any uncertainty, the Company took necessary steps to cancel the relevant stock option grants and cancelled all of the then outstanding stock options in 2003. As such, the Company did not record any related compensation on these options, as they were never legally outstanding.

On March 14, 2003, April 25, 2003, August 17, 2004 and December 10, 2004, the Company granted employees additional options to purchase 520,800, 252,391, 36,000 and 147,000 common shares at exercise prices of (Won)500, (Won)500, (Won)1,800 and (Won)2,000, respectively. The employees may exercise their stock options within three years of the date of stock option grant, provided they have worked for the Company for two years or more after the date of grant.

The following table summarizes the stock option activity for the years ended December 31, 2002, 2003, and 2004:

	Number of Stock Options	Weighted- Average Exercise Price Per Share		Weighted- Average Fair Value at Date Grant
	(in Korean Won)
Stock options outstanding as of December 31, 2002	–		–		–

Options granted	773,191	(Won)	500	(Won)	1,202

Stock options outstanding as of December 31, 2003	773,191		500		1,202
Options granted	183,000		1,961		3,003

Stock options outstanding as of December 31, 2004	956,191	(Won)	780	(Won)	1,547

The Company uses the Black-Scholes model to determine the fair value of equity-based awards at the date of grant, with the following weighted average assumptions for grants in the year ended December 31, 2003 and 2004:

	2003	2004
Expected dividend yield	0%	0%
Risk free interest rate	2%	3%
Expected volatility	85%	75%
Expected life (in years from vesting)	3 years	3 years
Weighted average value of common share	1,502	4,344

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

For the years ended December 31, 2003 and 2004, the Company recognized (Won)357 million and (Won)494 million in compensation expense using the straight line method for stock options granted, respectively.

Future annual amortization of deferred stock option compensation expense as of December 31, 2004 is as follows:

Year	Amount
	(in millions of Korean Won)
2005	(Won)	382
2006		247

	(Won)	629

13. Earning Per Share

The following tables set forth the computation of basic and diluted earnings per share for the years ended December 31, 2002, 2003 and 2004.

	2002		2003		2004
	(in millions of Korean Won, except numbers of common shares and per share amounts)
Basic and Diluted Loss Per Share
Net loss attributable to common shareholders	(Won)	(1,271)	(Won)	(345)	(Won)	(5,634)
Cumulative dividends on preferred shares—not declared		–		(392)		(493)

Net loss attributable to common shareholders after allocation of cumulative dividends on preferred shares	(Won)	(1,271)	(Won)	(737)	(Won)	(6,127)

Weighted average outstanding shares		2,604,000		2,604,000		2,604,000

Loss per share—basic and diluted	(Won)	(488)	(Won)	(283)	(Won)	(2,353)

As the Company incurred a loss in all periods, the Series A preferred and stock options were excluded from the computation of diluted loss per share as they had an anti-dilutive effect. Below are the number of potential securities available for conversion into common shares if the Company had net income attributable to common shareholders.

	2002	2003	2004
Redeemable convertible preferred shares	–	1,441,600	1,441,600
Stock options	–	773,191	956,191

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

Unaudited pro forma loss per share for the year ended December 31, 2004, assumes the conversion of all of the issued and outstanding 1,441,600 shares of Series A preferred into 1,201,333 common shares on January 1, 2004. The following table sets for the computation of basic and diluted unaudited pro forma earnings per share for the year ended December 31, 2004.

	2004
	(in millions of Korean Won, except numbers of common shares and per share amounts)
Basic and diluted earnings per share
Net income	(Won)	(4,065)

Pro forma weighted average number of shares outstanding—basic and diluted		3,805,333

Pro forma earnings per share—basic and diluted	(Won)	(1,068)

	Basic	Diluted
Pro forma weighted average number of shares outstanding
Common shares	2,604,000	2,604,000
Upon conversion of Series A redeemable convertible preferred shares	1,201,333	1,201,333

Pro forma weighted average number of shares outstanding	3,805,333	3,805,333

As the Company incurred a loss, the 735,647 weighted average outstanding stock options for the year ended December 31, 2004 were excluded from the computation of diluted unaudited pro forma loss per share as they had an anti-dilutive effect.

14. Operations by Geographic Area

The following is a summary of revenues by geographic region based on the location of the customer as of for the years ended December 31, 2002, 2003 and 2004.

	2002		2003		2004
	(in millions of Korean Won)
Republic of Korea	(Won)	70	(Won)	17,335	(Won)	24,895
People’s Republic of China		–		207		7,659
Other Asian countries		1		200		3,220
Others		2		64		22

	(Won)	73	(Won)	17,806	(Won)	35,796

PIXELPLUS CO., LTD.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2002, 2003 and 2004

The Company’s revenues from significant customers for the years ended December 31, 2002, 2003 and 2004 as a percentage of revenue were as follows:

	2002	2003	2004
Samsung Electro—Mechanics	46%	40%	25%
Ningbo Bird Co., Ltd.	–	–	21%
DongbuAnam Semiconductor	–	–	12%
Maxon Telecom Co., Ltd.	–	28%	12%
Pantech Co., Ltd.	–	11%	9%
Telson Electronics Co., Ltd.	–	13%	4%

The following is a summary of revenues by product for the years ended December 31, 2002, 2003 and 2004:

	2002		2003		2004
	(in millions of Korean Won)
Module	(Won)	23	(Won)	16,491	(Won)	24,663
CMOS image sensors		12		808		6,296
Other		38		507		4,837

	(Won)	73	(Won)	17,806	(Won)	35,796

15. Subsequent Event

In January and February, 2005 the Company made investments totaling (Won)257 million to create its subsidiary in the United States, Pixelplus Semiconductor Inc.

On June 3, 2005 the Company also made an investment of (Won)488 million to increase its investment in Pixelplus Technology Inc.

4,500,000 American Depositary Shares

Representing 2,250,000 Common Shares

PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our ADSs or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until January 14, 2006, all dealers that buy, sell or trade in our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Jefferies Broadview

WR Hambrecht + Co

December 20, 2005